This draft registration statement has not been filed with the Securities and Exchange Commission and all information contained herein remains confidential.

As confidentially submitted to the Securities and Exchange Commission on July 11, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ENOVATION CONTROLS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3823	47-1251427
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5311 South 122nd East Avenue

Tulsa, Oklahoma 74146

(918) 317-4100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Patrick W. Cavanagh

President and Chief Executive Officer

Enovation Controls, Inc.

5311 South 122nd East Avenue

Tulsa, Oklahoma 74146

(918) 317-4241

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

(Copies of all communications, including communications sent to agent for service)

Daryl L. Lansdale, Jr. Gary H. McDaniel Fulbright & Jaworski LLP (a member of Norton Rose Fulbright) 300 Convent Street, Suite 2100 San Antonio, Texas 78205-3792 (210) 224-5575	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4674

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.00001 per share	$	$

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares of Class A common stock that the underwriters have the option to purchase to cover overallotments.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued July 11, 2014

Class A Shares

CLASS A COMMON STOCK

Enovation Controls, Inc. is offering              shares of its Class A common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

Immediately following the offering, the holders of our Class A common stock will collectively own 100% of the economic interests in Enovation Controls, Inc. and will have     % of the voting power of Enovation Controls, Inc. The current owners of Enovation Controls, LLC will have the remaining     % of the voting power of Enovation Controls, Inc. through ownership of 100% of the outstanding shares of our Class B common stock. We will be a holding company and our sole asset will be approximately     % of the common interests of Enovation Controls, LLC. The current owners of Enovation Controls, LLC will own the remaining     % of the common interests of Enovation Controls, LLC.

We will apply to list our Class A common stock on the              under the symbol “        .”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced reporting requirements after this offering. See “Prospectus Summary—Emerging Growth Company Status.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 21.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Us(1)
Per share	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriters.”

We have granted the underwriters the right to purchase up to an additional              shares of Class A common stock to cover overallotments at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2014.

MORGAN STANLEY	UBS INVESTMENT BANK

PIPER JAFFRAY	BAIRD	BLAIR	RAYMOND JAMES

                    , 2014

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We and the underwriters have not authorized anyone to give you any other information, and we and the underwriters take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Until                     , 2014, all dealers that buy, sell, or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ABOUT THIS PROSPECTUS

Non-GAAP Financial Measures

The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures of “non-GAAP financial measures,” such as Adjusted EBITDA. These measures are derived on the basis of methodologies other than in accordance with GAAP.

We have included one non-GAAP financial measure in this prospectus, Adjusted EBITDA. See “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data” for a description of the calculation of Adjusted EBITDA, as well as a reconciliation of our Adjusted EBITDA to net income (loss).

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Industry and Market Data and Forecasts

This prospectus includes industry and market data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In other cases, such as statements as to our market position and ranking, such information is based on estimates made by our management, based on their industry and market knowledge and information from third-party sources. However, this data is subject to change and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. As a result, you should be aware that market share, ranking, and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

Trademarks and Service Marks

We own or have rights to trademarks, service marks, or trade names that we use in connection with the operation of our business, including the Enovation Controls logo, “EControls®,” “Murphy®,” and “EICS™.” Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols. Other trademarks, service marks, and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Financial Statement Presentation

This prospectus includes certain selected historical consolidated financial data for Enovation Controls, LLC and its subsidiaries. Enovation Controls, LLC is our predecessor for financial reporting purposes. Enovation Controls, Inc. will be the financial reporting entity following this offering. The consolidated statement of operations data for each of the years in the three-year period ended December 31, 2013 and the consolidated balance sheet data as of December 31, 2013 and 2012 included in this prospectus are derived from the audited consolidated financial statements of Enovation Controls, LLC and its subsidiaries contained herein. The consolidated statement of operations data for the years ended December 31, 2010 and 2009 and the consolidated balance sheet data as of December 31, 2011, 2010, and 2009, have been derived from Enovation Controls, LLC’s audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2014 and 2013 and the consolidated balance sheet data as of March 31, 2014 are derived from the unaudited consolidated financial statements of Enovation Controls, LLC and its subsidiaries contained herein. In the opinion of our management, such unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations as of those dates and for those periods. Historical results are not necessarily indicative of results that may be expected for any future period, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

This prospectus also includes an unaudited pro forma condensed consolidated balance sheet as of March 31, 2014 and unaudited pro forma condensed consolidated statements of income for the three month period ended March 31, 2014 and the year ended December 31, 2013, which present our consolidated financial position and results of operations to give pro forma effect to (i) the Transactions as described in “The Transactions,” which includes the reorganization transactions and the sale of shares in this offering (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares) and the application of the net proceeds from this offering as described in “Use of Proceeds,” (ii) the tax receivable agreement we will enter into with the existing Common Interestholders, and (iii) a one-time special distribution of $60.0 million to Murphy Group and EControls Group and borrowings of $85.5 million under our senior credit facility to pay this distribution and repay existing debt, in each case as if they had been completed as of January 1, 2013, with respect to the

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unaudited pro forma condensed consolidated statements of income, and March 31, 2014, with respect to the unaudited pro forma condensed consolidated balance sheet. The unaudited pro forma condensed consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but which are subject to change. We have made, in our opinion, all adjustments that are necessary to fairly present the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the transactions set forth above been consummated on the dates indicated, and do not purport to be indicative of the financial condition or results of operations as of any future date or for any future period.

You should read our selected historical consolidated financial data and unaudited pro forma condensed consolidated financial information and the accompanying notes in conjunction with, and each is qualified in their entirety by reference to, the consolidated historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in “Risk Factors,” “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Other than the inception balance sheet, the financial statements of Enovation Controls, Inc. have not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date, has nominal capitalization, and had no assets or liabilities during the periods presented in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our Class A Shares, you should carefully read this prospectus in its entirety, especially the risks of investing in our Class A Shares that we discuss in the “Risk Factors” section of this prospectus beginning on page 21 of this prospectus and the financial statements and related notes. The following summary is qualified in its entirety by the more detailed information and financial statements and related notes included elsewhere in this prospectus.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “we,” “us,” “our” and similar references refer: (i) following the consummation of this offering and the Transactions, collectively, to Enovation Controls, Inc., and unless otherwise stated, all of its subsidiaries, and (ii) prior to the completion of this offering and the Transactions, collectively, to Enovation Controls, LLC, and unless otherwise stated, all of its subsidiaries.

In this prospectus, we refer to Murphy Group, Inc., an Oklahoma corporation, and to EControls Group, Inc., a Texas corporation, in their capacities as current owners of Enovation Controls, LLC prior to this offering, together as our Founder Entities. Murphy Group, Inc. is owned and controlled by Frank W. Murphy, III, our Executive Chairman, and certain trusts for the benefit of his children. EControls Group, Inc. is majority owned and controlled by Kennon Guglielmo, our Chief Technology Officer, his wife and certain trusts for the benefit of their children. Certain employees of Enovation Controls, LLC hold Common Interests in Enovation Controls, LLC. See “Prospectus Summary—Our Structure—Enovation Controls, LLC.”

Company Overview

We are a leading global provider of sophisticated digital control systems for gaseous fuel engines and engine-driven equipment focused on the vehicle and energy markets. With a global installed base of over one million engine control systems, our EControls® and Murphy® brands are recognized for providing innovative, ruggedized, integrated turnkey solutions that combine proprietary software platforms and customized hardware. We develop high technology, mission-critical systems that are utilized in commercial CNG/LNG trucks and buses, natural gas production, distributed power generation, and a variety of industrial and off-highway applications. We provide critical solutions across the entire natural gas value chain based on our comprehensive understanding of engines and their applications in both the supply and demand sides of the natural gas market. This allows our customers to meet the most stringent global emissions standards while enabling the efficient, economical, and reliable operation of their equipment in extreme environments.

Due to our best-in-class technology and superior engineering expertise, we have developed many highly entrenched customer relationships, including several Fortune Global 500 corporations, based on deep technical collaboration. Our solutions represent a small portion of the overall cost of the end-use application, but are essential and integral to system functionality and operating performance. Many customers seek our assistance in engineering and designing complete engine control systems which creates high switching costs and results in us having a proprietary position for these engine platforms. In 2013, we generated $256 million in revenue and $41 million in operating income by leveraging the technology of our over 70 product families across more than 4,000 customers globally. We are geographically diverse, generating approximately 30% of our revenues in 2013 from international markets, including more than $60 million from the rapidly growing Asian market.

We believe we are well positioned to benefit from a number of significant trends driving demand in the industries in which we compete:

•	Expected significant global increase in the production of and demand for natural gas supported by attractive cost, environmental, and geopolitical benefits relative to other hydrocarbon fuels;

•	Anticipated growth in demand for advanced natural gas compression system controls in oil and gas applications driven by increased shale and tight formation production in the U.S. and globally;

•	Global adoption of natural gas vehicles (NGVs) due to significant economic and environmental advantages:

¡	According to ACT Research, natural gas could power 50% of Class 8 trucks produced for the U.S. market by 2025, up from 6% in 2013;

¡	China is one of the largest and fastest growing NGV markets globally—the number of NGVs in China across all classes has grown from 36,000 in 2002 to approximately 1.6 million in 2012, at a compound annual growth rate (CAGR) of 45.9%, according to NGV Global;

•	Increasingly stringent global emissions regulations driving demand for advanced engine technologies that enable lower emissions, greater fuel economy, and regulatory compliance; and

•	Widespread adoption of advanced digital control solutions which integrate technologies such as high-resolution displays, highly configurable software, GPS navigation, telematics, vehicle management systems, and diagnostics to improve engine safety, energy efficiency, performance, and reliability with less dependence on operator skill.

Our technological expertise and operating history with engine controls form the basis for all of our hardware and software product offerings. Our solutions include a variety of engine control and monitoring systems, sensors, displays, and panels that are used in gaseous fuel engines across several industries. Through our EControls® and Murphy® brands, we target two primary end markets: Vehicles and Energy.

In the Vehicle market, we design, engineer, and manufacture control and fuel injection systems for engines utilizing gaseous fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), and liquefied petroleum gas (LPG or propane) as well as liquid fuels such as gasoline or diesel fuel. We are a leading provider of electronic engine control systems for commercial natural gas powered trucks and buses with approximately 200,000 systems deployed. We have deep technical relationships with several of the largest commercial NGV engine manufacturers in China, and we believe that we will continue to benefit from government regulations in this market including increasingly stringent emissions standards as China strives to improve its air quality. We provide complete engine management systems for natural gas, LPG, diesel, and gasoline engines used in off-highway, forklift and mobile, and stationary applications. We integrate products and technologies into our solutions that connect operators to vehicles through graphical displays, telematics, mobile device integration, and electro-hydraulic controls. We are often positioned as the sole-source provider to many of our top customers and develop proprietary engine control solutions for their new engine platforms.

In the Energy market, we design, engineer, and manufacture a range of sophisticated products for the monitoring and control of mission-critical equipment including natural gas compressors, generators, pumps, and other engine-driven systems used in the extraction, transmission, and storage of natural gas. We are one of the leading providers of advanced controls for the natural gas compression market. Our Murphy® branded products include integrated engine management systems, custom-engineered and programmable compressor controls, control end-devices (including valves and sensors), and advanced ruggedized displays. Our Engine Integrated Control System (EICSTM) is a ground-breaking, turnkey control system primarily designed for natural gas compressor engines which integrates multiple critical functions (including ignition system, air-fuel ratio control, speed control, sensors, diagnostics, and an advanced graphical user interface) into a single pre-configured system. Due to its unique level of integration and ease of installation and operation, EICSTM is being adopted by large engine OEMs and system integrators. Our marketing team leverages our technology and products to provide solutions to adjacent engine-driven markets with similar requirements, such as oil and gas drilling services equipment and distributed power generation.

Target Markets	Target Applications	Our Hardware and Software Solutions
Vehicle	• Natural Gas Commercial Trucks and Buses • Forklift and Mobile Equipment • Off-Highway Equipment • Off-Highway Recreational Vehicles • Marine • Distributed Power Generation and Industrial

•  Engine Control Modules

•  Fuel Injection Devices

•  Electro-Hydraulic Control Modules

•  Fuel Pressure and Flow Control Devices

•  Engine Aftertreatment Systems

•  Power Distribution Modules

•  Advanced Ruggedized Displays

•  Engine Sensors

•  Cruise and Speed Control Systems

•  Telematics

Energy	• Natural Gas Compression Equipment • Natural Gas Engine-Driven Equipment • Oil & Gas Production Equipment • Distributed Power Generation • Industrial Pumping Equipment

•  Integrated Engine Control Systems

•  Supervisory Control Systems

•  Engine Aftertreatment Systems

•  Monitoring Equipment

•  Ignition Systems & Accessories

•  Level Transmitters and Maintainers

•  Instrumentation

•  Pressure Control Valves

•  Advanced Ruggedized Displays

•  Vibration, Pressure, and Temperature Sensors

•  Wireless Sensor Solutions

•  Telematics

We generally seek to localize our product manufacturing and support to our customer base around the world. We have established manufacturing, sales, and engineering application centers in the U.S., Mexico, the U.K., China, India, and South Korea to serve our key geographies. We currently operate five manufacturing and distribution centers in the U.S., Europe, and Asia. In 2015, we plan to open our state-of-the-art China Enovation Center, co-located with our manufacturing operations in Hangzhou, China. This Center will provide additional technical and support services for our customers in the vehicle market in China, India, South Korea, and Japan and will include sophisticated engine calibration and certification capabilities. We drive operational excellence through advanced manufacturing techniques, leading industry management practices, and global supply chain optimization. We maintain our high standards of quality through disciplined new product design, manufacturing processes, supplier selection, and adherence to global quality certifications along with comprehensive testing and validation laboratories in the U.S. and China. We establish customer intimacy with strong relationships based on ethics, trust, performance, and rapid responsiveness. Our strong track record of consistent revenue growth and cash flow generation is a testament to our ability to continually deliver innovative products in our markets while maintaining a high degree of customer focus.

Industry Overview

Shale Gas Revolution

The natural gas industry has undergone a dramatic transformation in recent years. According to the U.S. Energy Information Administration (EIA), global reserves of natural gas have increased by 56% from 1992 to 2013. North America has seen the strongest production growth in recent years, benefitting from improved production technologies such as hydraulic fracturing, or fracking, and horizontal drilling techniques resulting in increased extraction from shale and tight formations.

Natural gas is expected to become an even more important component of the global energy mix, accounting for approximately 30% of global energy needs by 2035 as the supply of natural gas increases by nearly 50%.

Gas compression is an essential process used throughout the production cycle to lift oil in tight formations and to transport gas to the end user. According to Frost & Sullivan, increases in shale gas production will increase revenues at an accelerating pace from 2012 to 2018 for total compressors in oil and gas applications.

Relative to traditional fuels, unconventional natural gas resources contained in shale and tight formations have significant initial production decline rates which necessitate increased drilling activity and compression to maintain production levels. This trend in decline rates is driving increased compression demand and will benefit companies, such as ourselves, that provide the critical technologies required to operate these systems. Gas lifts, which are predominantly used to artificially lift oil by introducing high pressure compressed gas into the outlet tube of the well, are also increasing in prevalence and resulting in greater compression demand.

Accelerating Shift to Natural Gas Vehicles

Due to its current and expected long-term benefits, natural gas has become an important and attractive transportation fuel. According to NGV Global, there are approximately 16.7 million NGVs in operation globally. These vehicles include medium- and heavy-duty commercial vehicles, off-highway trucks, buses, light-duty vehicles, locomotives, marine vessels, and recreational vehicles. As natural gas has become increasingly attractive as a low-cost fuel source and government regulators have implemented stringent emissions regulations, the global population of NGVs has increased by more than seven-fold since 2002 according to NGV Global. Commercial NGVs are experiencing adoption rates significantly higher than other vehicle classes due to high annual fuel consumption and the resulting substantial fuel cost per-mile advantages of natural gas. According to Navigant, approximately 170,000 natural gas trucks and buses were sold globally in 2013.

Expanding Natural Gas Refueling Infrastructure

One historical barrier to the adoption of NGVs has been a lack of broad-based refueling infrastructure. This limitation is being addressed through aggressive station buildout in numerous geographies. China is a leader in the buildout of NGV refueling with a network of almost 4,900 refueling stations in 2013, and the number of refueling stations is expected to grow to about 6,000 refueling stations by the end of 2014. In the U.S., natural gas refueling infrastructure has undergone significant growth as well. Since 2010, refueling stations have increased by over 50% to 1,344 nationwide. New public stations were constructed at a rate of approximately 3.4 per week in 2013, compared to a rate of 1.4 in 2010. The refueling station infrastructure continues to be developed across major U.S. shipping corridors to service national fleets of heavy commercial vehicles. While government subsidies exist in some foreign markets, the U.S. NGV refueling station market remains subsidy free and growth is being driven by private companies such as Clean Energy Fuels, Questar Fueling, TruStar Energy, Shell Oil Products U.S., Love’s Travel Stops, Blu LNG, Prometheus Energy, and Kwik Trip.

Stringent Emissions Regulations

Concerns regarding climate change and other environmental considerations have led to implementation of laws and regulations that restrict, cap or tax emissions in the vehicle market and throughout other industries. While emission standards vary significantly around the world, such standards have become increasingly more stringent. Over the last ten years in particular, there has been a significant increase in regulation of commercial on-highway and off-highway engine emissions. Industrial OEMs have also experienced pressure to redesign their engines to address these emission regulations, as products that are unable to meet new standards cannot be sold in the marketplace. However, we believe few suppliers to commercial NGV OEMs and industrial OEMs have been capable of providing, or are willing to make the investments necessary to provide, engine control system products that economically meet the new U.S. Environmental Protection Agency (EPA) and California Air Resources Board (CARB) requirements.

Countries outside of the U.S. have historically adopted emission regulations aligned with those of the U.S., and it is anticipated that regulations comparable to current and future EPA and CARB emission regulations will continue to be implemented internationally. For example, policies in Europe, generally referred to as Euro I, II, III, IV, V, and VI regulations, limit tailpipe emissions of commercial vehicles. Similar to various stages of regulations in the U.S., these regulations in Europe call for comparable reductions in emissions of hydrocarbons, nitrogen oxide, and particulate matter. Emissions standards similar to Euro standards have been adopted by India, China, Argentina, and Brazil.

Competitive Strengths

We believe we have a number of competitive strengths that differentiate us, including:

Leading Provider of Mission-Critical Digital Control Solutions for Natural Gas Engines. We are one of the leading providers of digital control systems for gaseous fuel engines and have an installed base of over one million engine control systems globally. In addition, we are a leading provider of electronic engine control systems for commercial natural gas powered trucks and buses with approximately 200,000 systems deployed, and one of the leading providers of advanced controls for the natural gas compression market. Our EControls® and Murphy® brands are recognized for providing innovative, ruggedized, integrated turnkey solutions that deliver consistent and reliable performance for engine-driven equipment operating on a variety of gaseous fuels. Our solutions represent a small portion of the overall cost of the end-use application, but are essential and integral to system functionality and operating performance. We are a preferred partner for global OEMs and end users across a wide variety of high-growth markets, applications, and geographies.

Aligned with Global Industry Trends to Drive Growth. We are strategically positioned to benefit from compelling global trends in each of our primary end markets:

•	Expected significant global increase in the production of and demand for natural gas supported by attractive cost, environmental, and geopolitical benefits relative to other hydrocarbon fuels;

•	Anticipated growth in demand for advanced natural gas compression system controls in oil and gas applications driven by increased shale and tight formation production in the U.S. and globally;

•	Global adoption of NGVs due to significant economic and environmental advantages;

•	Increasingly stringent global emissions regulations driving demand for advanced engine technologies that enable lower emissions, greater fuel economy, and regulatory compliance; and

•	Widespread adoption of advanced digital control solutions which integrate technologies such as high-resolution displays, highly configurable software, GPS navigation, telematics, vehicle management systems, and diagnostics to improve engine safety, energy efficiency, performance, and reliability with less dependence on operator skill.

We believe each of these trends will continue to create significant demand for our products.

Innovative Product Design Driven by Deep Application Knowledge. We are a recognized leader in designing and developing innovative and sophisticated new products within our markets. Over the past three years, we have developed and launched 55 new products, which had an average gross margin of approximately 50% for the year ended December 31, 2013. Our intellectual property portfolio includes millions of lines of software source code, proprietary manufacturing techniques and, as of June 30, 2014, 46 issued and pending patents and patent applications. Driven by deep application knowledge, we deliver forward-thinking solutions ahead of our customers’ needs to create sustainable competitive advantages. Our application engineering expertise and know-how enables us to deliver optimized solutions combining proprietary software platforms and customized hardware. Our design and engineering efforts are led by an in-house team of 160 full-time engineers across all disciplines with superior product development and application expertise in gaseous fuel engines and engine-driven equipment.

Entrenched Customer Relationships Built on Technical Collaboration. Our commitment to technological innovation, proven product performance, and superior service has enabled us to develop longstanding, collaborative relationships with a broad group of more than 4,000 customers globally. These customers represent a diverse group of OEMs and distributors located across the globe including Caterpillar, CNHTC (Sinotruk), Cummins, Exterran, Hino, John Deere, Kubota, MidCon Compression, Power Solutions, and Yuchai. As a result of our application and engineering expertise, we have a deep and unique understanding of our customers’ gaseous fuel engines and engine-driven equipment, and we are often positioned as the sole-source solution provider to our customers.

Established Global Footprint. We maintain a manufacturing, sales, and service infrastructure presence on three continents, enabling us to effectively serve our worldwide customer base. In 2013, approximately 71% of our net sales were generated in North and South America, 24% in Asia and 5% in Europe, the Middle East, and Africa. We believe we have developed strong trusting relationships with local customers and suppliers based on our local manufacturing and sales presence, track record of performance, and brand recognition. In 2015, we plan to open our state-of-the-art China Enovation Center, co-located with our manufacturing operations in Hangzhou, China, that will provide additional technical support as well as engine calibration and certification services to our customers in China, India, South Korea, and Japan. We provide natural gas engine control systems to several of the largest commercial NGV engine manufacturers in China—one of the largest and fastest growing commercial NGV markets.

Strong Financial Performance with Attractive Cash Flow. We have demonstrated the strength of our platform through robust growth and cash flow generation. We grew revenues from $148 million in 2010 to $256 million in 2013. This organic growth has been driven by our new product introductions, geographic expansion, acquisition of new customers, and increasing market share, as well as broader market trends such as the proliferation of commercial NGVs and the energy infrastructure buildout. In addition, we estimate that we generate approximately one-third of our revenues from the Energy market from sales of replacement parts and services, which provides an attractive margin and recurring revenue stream. As evidence of our engineering leadership and compelling value proposition, we generated gross margin of 42% in 2013, an increase of more than 477 basis points since 2010, due to disciplined design reuse, modular hardware and software concepts, high-level graphical software configurability, integrated global sourcing, process improvements, strategic value-based pricing, and an intentional focus on a more favorable customer and product sales mix. Our business historically has required low capital expenditures, which have averaged less than 3% of revenue between 2010 and 2013. In 2013, we generated Adjusted EBITDA of $47 million, net income of $40 million, and net cash provided by operations of $37 million.

Growth Strategy

We believe that we are well positioned to extend our market leading position in sophisticated digital engine control systems for gaseous fuel engines and engine-driven equipment and capitalize on positive global trends. The principal elements of our growth strategy are as follows:

Accelerate Product Innovation and Expansion. We distinguish ourselves from our competitors with our best-in-class technology and superior engineering expertise. We are committed to driving our level of technological sophistication and the pace of product innovation. For example, since 2002, we have successfully developed four generations of innovative gaseous engine control platforms and fuel metering technology, with each new generation advancing fuel economy, decreasing emissions, and improving reliability. We plan to continue to leverage our core technology platforms across many different products and applications targeting our served markets to maximize the impact of our research, development, and engineering investments.

Increase Product Sales and Services with Existing Customers. Our deep relationships with our existing customers, as well as our strong track record of developing innovative and forward-thinking products and solutions, have enabled us to systematically increase sales and margins. We believe this approach has been a key driver of our 52% aggregate sales growth from our top ten customers from 2011 to 2013. As a trusted incumbent solution provider with a wide range of customers across numerous markets, we have numerous cross-selling opportunities in which we leverage our existing technologies and respective customer relationships for incremental sales growth.

Develop New Customer Relationships in the Fast Growing Vehicle Market. We are expanding our customer base by developing new OEM relationships in our target markets. We are working with leading North American heavy-duty commercial vehicle manufacturers and global engine OEMs to leverage our technological and engineering capabilities on their new engine platforms. We believe that our global manufacturing, sales, service infrastructure, and partnerships with customers position us to capture market share in both mature and high-growth markets.

Drive Continuous Improvement in Manufacturing and Operations. We believe that our superior manufacturing, engineering, and advanced production capabilities, anchored by our focus on efficiency and quality, are core elements of our financial strength. We intend to increase these advantages by leveraging our proprietary Enovation Controls Operating System (ECOS) to enable high flexibility and superior quality in our manufacturing processes. This system allows for the implementation of best-in-class continuous improvement initiatives that are designed to support significant operating efficiencies and strong profitability.

Selectively Pursue Strategic Acquisitions and Alliances. Our industry leadership makes us an ideal platform to acquire or partner with companies in our target markets. We provide complete engine control system solutions across a wide range of applications and will continue to explore synergistic acquisition opportunities which enhance our position in our served markets. We will seek strategic transactions that extend our presence into new geographies or applications, expand our customer base, and/or add new products or technologies to our existing platform solutions.

Our Structure

The diagram below depicts our organizational structure immediately after the consummation of this offering and related transactions. See “—The Transactions.”

(1)	The existing owners consist of Murphy Group, EControls Group and Employee Holders. Murphy Group will hold Class B Shares representing % of the voting power and 0% of the economic interest; Murphy Group also will hold a % economic interest in Enovation Controls, LLC. EControls Group will hold Class B Shares representing % of the voting power and 0% of the economic interest; EControls Group also will hold a % economic interest in Enovation Controls, LLC. Employee Holders will hold Class B Shares representing % of the voting power and 0% of the economic interest; Employee Holders also will hold a % economic interest in Enovation Controls, LLC.
(2)	Enovation Controls, LLC’s senior credit facility is guaranteed by our U.S. subsidiaries.

Enovation Controls, LLC. We will operate our business through Enovation Controls, LLC and its consolidated subsidiaries.

The current members of Enovation Controls, LLC are described below.

•	Murphy Group, Inc., which we refer to as the Murphy Group, is owned by Frank W. Murphy, III, our Executive Chairman, and certain trusts for the benefit of his children, and holds an approximately % economic interest in Enovation Controls, LLC through its ownership of Common Interests.

•	EControls Group, Inc., which we refer to as the EControls Group, is majority owned by Kennon Guglielmo, our Chief Technology Officer, his wife, and certain trusts for the benefit of their children, and holds an approximately % economic interest in Enovation Controls, LLC through its ownership of Common Interests. Certain employees of Enovation Controls, LLC hold a minority ownership interest in EControls Group. We collectively refer to the Murphy Group and EControls Group as the Founder Entities.

•	Certain of our officers and other employees, whom we collectively refer to as the Employee Holders, hold an approximately % economic interest in Enovation Controls, LLC through their ownership of Class B, C, and D Management Interests which will be converted into an aggregate of Common Interests (with a corresponding number of Class B Shares) in connection with this offering in a manner that reflects the percentage of Enovation Controls, LLC currently owned by the Class B, C, and D Management Interest holders, taking into account their current distribution entitlement and the fair value of Enovation Controls, LLC based on the offering price. Approximately % of converted Common Interests will be subject to forfeiture at the time of the conversion and will vest only if the holder remains employed by us through the applicable period or upon a change in control. The conversion will have no direct or indirect economic effect on us.

Enovation Controls, Inc. Upon completion of the offering, we will use the net proceeds received to purchase Common Interests directly from the Murphy Group, EControls Group and Employee Holders and, to the extent necessary to pay offering expenses, from Enovation Controls, LLC. Immediately after our acquisition of these Common Interests, our only material asset will be our ownership of     % of the total Common Interests and our only business will be acting as the sole managing member of Enovation Controls, LLC. You should note, in particular, that:

•	We will be the sole managing member of Enovation Controls, LLC.

•	Investors in this offering will own 100% of our Class A Shares (and % of our Class A Shares on a fully diluted basis assuming all Common Interests are exchanged for Class A Shares). The outstanding Class A Shares will represent 100% of the economic interest in us, but initially only % of our voting power, and we will own % of the economic interest in Enovation Controls, LLC.

•	Our Class A Shares will entitle the holders to receive 100% of any distributions we make. Upon our liquidation, dissolution or winding up, holders of Class A Shares will be entitled to share ratably in all assets available for distribution after payment of our liabilities.

•	Immediately after the completion of this offering, the only outstanding Class A Shares will be the Class A Shares issued pursuant to this offering.

•	The Common Interestholders will own 100% of our Class B Shares, which will vote together with the Class A Shares as a single class. Each Class A Share has one (1) vote per share and each Class B Share has one (1) vote per share. The Class B Shares will represent, upon completion of this offering, % of the combined voting power of our common stock. The Class B Shares do not represent an economic interest in us and are therefore not entitled to any dividends that we may pay. However, each holder of a Class B Share owns an economic interest in Enovation Controls, LLC through a corresponding Common Interest. The Common Interestholders will hold substantially more than 50% of the combined voting power of our common stock and they will hold all the Class B Shares.

•	We intend to enter into a stockholders agreement, which we refer to as the Stockholders Agreement, with Murphy Group and EControls Group that will become effective upon the completion of this offering. The Stockholders Agreement will contain provisions that will prevent a Founder Entity from transferring its shares without the consent of the other Founder Entity, except in the case of sales to affiliates, sales to any member of its family group (as defined therein), tag-along sales of our common stock by both Founder Entities, or transfers pursuant to the Registration Rights Agreement, until the earlier of the third anniversary of the offering or the time at which the Founder Entities collectively hold less than 10% of our outstanding Class A Shares and Class B Shares. The Stockholders Agreement will also grant each Founder Entity the right, subject to certain ownership thresholds, to nominate a specified number of designees to our board of directors and committees of our board of directors. Each Founder Entity will have the right to designate two members to our board of directors for so long as such Founder Entity owns 10% or more of our outstanding Class A Shares and Class B Shares on a combined basis. The Founder Entities will also have the right to designate one mutually agreed additional member to our board of directors. The Founder Entities will agree to vote all of their shares of our common stock to elect such designees to our board of directors. If, at any time, a Founder Entity owns 5% or more but less than 10% of our outstanding Class A Shares and Class B Shares on a combined basis, such Founder Entity will have the right to designate one nominee for election to our board of directors. If a Founder Entity’s ownership level falls below 5% of our outstanding Class A Shares and Class B Shares on a combined basis, such Founder Entity will no longer have any right to designate a nominee and the right of the Founder Entities to designate a mutually agreed upon designee will also terminate. In addition, for so long as the Founder Entities together hold at least 25% of the outstanding Class A Shares and Class B Shares on a combined basis, certain actions may not be taken without the prior written consent of each Founder Entity owning at least 5% of the outstanding Class A Shares and Class B Shares on a combined basis. See “The Transactions—Stockholders Agreement” for further information.

•	Pursuant to the amended and restated operating agreement of Enovation Controls, LLC, in order to provide liquidity to the Common Interestholders, each Common Interest, together with the corresponding number of our Class B Shares, held by a Common Interestholder will be exchangeable for (i) one of our Class A Shares, or (ii) at our option, cash equal to the market value of one of our Class A Shares, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, subject to certain limitations. The exchange of the Common Interests and Class B Shares corresponding to these Common Interests for our Class A Shares will increase the number of outstanding Class A Shares and decrease the number of outstanding Class B Shares.

•	Following this offering, the members of Enovation Controls, LLC, other than us, will consist of Murphy Group, EControls Group, and the Employee Holders.

Certain Attributes of Our Structure. Our structure following this offering will be designed to accomplish a number of objectives, the most important of which are as follows:

•	The structure will allow us to serve as a holding company, with our sole asset being our ownership interest in Enovation Controls, LLC. The Common Interestholders, however, will retain their economic investment in the form of direct interests in Enovation Controls, LLC, rather than through our Class A Shares. Following this offering, all of the businesses operated by Enovation Controls, LLC or its subsidiaries prior to this offering, and all of the interests held by Enovation Controls, LLC and its subsidiaries in such businesses prior to this offering, will be operated or held, as the case may be, by Enovation Controls, LLC and its subsidiaries, and our current management will continue to manage these businesses. As a result, we and the Common Interestholders will participate in the net operating results of Enovation Controls, LLC on a pari passu basis, in accordance with our respective ownership of Enovation Controls, LLC.

•	In connection with this offering, we will issue to the Common Interestholders non-economic Class B “vote-only” shares that as a percentage of the combined voting power of our common stock will be equal to their economic ownership in Enovation Controls, LLC.

•	In the event that a Common Interestholder wishes to exchange Common Interests for Class A Shares, the holder must deliver the Common Interests to us, together with a corresponding number of Class B Shares, and in exchange therefor we will deliver to the exchanging holder a number of Class A Shares corresponding to the number of Common Interests delivered to us. We will cancel any Class B Shares delivered to us.

•	Under the terms of the amended and restated operating agreement of Enovation Controls, LLC, Common Interestholders will be able to exchange their Common Interests, together with a corresponding number of Class B Shares, for Class A Shares at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, subject to certain limitations.

The Transactions

In connection with this offering:

•	The amended and restated operating agreement of Enovation Controls, LLC will be amended and restated to provide, among other things, (i) for us to act as the sole managing member and (ii) that Common Interests held by the Common Interestholders together with a corresponding number of Class B Shares will be exchangeable for (a) one of our Class A Shares, or (b) at our option, cash equal to the market value of one of our Class A Shares, as applicable, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, subject to certain limitations, in order to provide liquidity to these holders.

•	We will issue the Class A Shares for net proceeds of approximately $ million, after deducting underwriting discounts (assuming the Class A Shares are sold at $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

•	We intend to use the net proceeds that we receive from this offering to purchase Common Interests directly from the Murphy Group, EControls Group, and Employee Holders and Enovation Controls, LLC at a price per Common Interest equal to the public offering price per share of our Class A Shares, less underwriting discounts. We will use $ million to purchase % of the Common Interests held by Murphy Group, $ million to purchase % of the Common Interests held by EControls Group and $ million to purchase % of the Common Interests held by the Employee Holders and $ million to purchase % of the Common Interests from Enovation Controls, LLC. Enovation Controls, LLC will use the proceeds from our purchase of Common Interests from it to repay offering expenses. Upon completion of the offering, we will have acquired Common Interests representing a % interest in Enovation Controls, LLC.

•	We will enter into a stockholders agreement with Murphy Group and EControls Group immediately prior to this offering. See “The Transactions—Stockholders Agreement.”

•	We will enter into a registration rights agreement with all Common Interestholders immediately prior to this offering. See “The Transactions—Registration Rights Agreement.”

•	We will enter into a tax receivable agreement with all Common Interestholders immediately prior to this offering. See “The Transactions—Tax Receivable Agreement.”

•	We will amend and restate our certificate of incorporation to provide for, among other things, the issuance of our Class A Shares and Class B Shares.

We refer to the foregoing collectively as the “Transactions.” No fairness opinion was sought nor was one obtained for any aspect of the Transactions. If you invest in our Class A Shares, your interest in us will be diluted to the extent of the difference between the initial public offering price per Class A Share and the pro forma net tangible book value per Class A Share after this offering, which is $        . Assuming we sell the Class A Shares in this offering at $         per share, the extent of your dilution will be $         per share. See “Dilution” for further information.

Tax Receivable Agreement. As described in “The Transactions,” we intend to enter into a tax receivable agreement with all Common Interestholders. The tax receivable agreement will require us to pay those Common Interestholders 85% of the amount of cash savings, if any, in U.S. federal, state and local income or franchise tax that we actually realize, or in some circumstances we are deemed to realize, in any tax year beginning with and following 2014 (a “covered tax year”) from increases in tax basis realized as a result of the initial sale and any future exchanges by Common Interestholders of their Common Interests (and Class B Shares) for Class A Shares (or cash), including increases attributable to payments made under the tax receivable agreement and deductions attributable to imputed interest. We expect to benefit from the remaining 15% of cash savings, if any, in income and franchise tax that we actually realize during a covered tax year.

Controlled Company Status

As a result of the significant ownership of our Class B Shares by the Founder Entities and the Stockholders Agreement described above, more than 50% of the combined voting power of our common stock will be held by the Founder Entities. As a result, we will be considered a “controlled company” under the rules of the         . A controlled company may elect not to comply with certain         corporate governance standards, including the requirements that: (i) a majority of our board of directors consist of independent directors; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, in reliance upon the foregoing exemptions, a majority of our board of directors will not consist of independent directors, we will not have a nominating and corporate governance committee, and our compensation committee will not be composed entirely of independent directors, and we may use any of these exemptions for so long as we are a controlled company. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the         . See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Shares—As a controlled company, we will not be subject to all of the corporate governance rules of the         ” and “Management—Director Independence” for further information.

In addition, the Founder Entities will be able to significantly influence, and as long as they together own a majority of our outstanding common stock, control the outcome of all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our certificate of incorporation and our bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders or deprive holders of Class A Shares of an opportunity to receive a premium for their Class A Shares as part of a sale of our business and it is possible that the interests of the Founder Entities may in some cases conflict with our interests and the interests of our other holders of Class A Shares, including you.

Corporate Information

Our principal executive offices are located at 5311 South 122nd East Avenue, Tulsa, Oklahoma 74146 and our telephone number at that address is (918) 317-4100. Our website is located at www.enovationcontrols.com. This website and the information contained therein is not part of this prospectus, and you should rely only on the information contained in this prospectus when making a decision as to whether to invest in our Class A Shares.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis (CD&A) of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

•	engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes–Oxley Act of 2002 (the “Sarbanes–Oxley Act”);

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. The JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest to occur of:

•	our reporting $1 billion or more in annual gross revenues;

•	our issuance, in a three year period, of more than $1 billion in non-convertible debt;

•	the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•	December 31, 2019.

THE OFFERING

Class A Shares being offered by us	Class A Shares

Underwriters’ overallotment option to purchase additional Class A Shares	Class A Shares

Class A Shares to be outstanding immediately after this offering	Class A Shares

Class A Shares to be outstanding immediately after this offering, assuming the exchange of all Common Interests	Class A Shares. See “—Exchange Rights” below.

Class B Shares to be held by the holders of Common Interests immediately after this offering	Class B Shares

Voting	Each of our Class A Shares will entitle its holder to one (1) vote on all matters to be voted on by stockholders generally. Each of our Class B Shares will entitle its holder to one (1) vote on all matters to be voted on by stockholders generally. Except as required by law, our Class A Shares and Class B Shares will vote together on all matters submitted to a vote of our stockholders.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, after deducting underwriting discounts (assuming the Class A Shares are sold at $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), or $ million if the underwriters exercise in full their option to purchase additional shares to cover overallotments. We intend to use $ million of the net proceeds of this offering to purchase Common Interests of Enovation Controls, LLC directly from the EControls Group, Murphy Group and Employee Holders on a pro rata basis, based on vested Common Interests in the case of Employee Holders, at a price per Common Interest equal to the public offering price per share of our Class A Shares, less underwriting discounts. We intend to use the remaining $ million of the proceeds of this offering to purchase newly issued Common Interests of Enovation Controls, LLC from Enovation Controls, LLC at a price per Common Interest equal to the public offering price per share of our Class A Shares, less underwriting discounts. These proceeds will be used by Enovation

Controls, LLC to pay estimated offering expenses. Upon completing of the offering, we will have acquired Common Interests representing a     % economic interest in Enovation Controls, LLC.

We will not retain any of the proceeds used to purchase the Common Interests from the Common Interestholders.

The net proceeds from any exercise of the underwriters’ overallotment option will be used to purchase a corresponding additional number of Common Interests directly from the EControls Group, Murphy Group, and Employee Holders at a price per Common Interest equal to the public offering price per share of our Class A Shares, less underwriting discounts. See “Use of Proceeds.”

Exchange rights	Subject to the terms and conditions of the amended and restated operating agreement of Enovation Controls, LLC, each Common Interestholder will have the right to exchange Common Interests together with the corresponding number of our Class B Shares, for (i) our Class A Shares, or (ii) at our option, cash equal to the market value of the Class A Shares issuable upon exchange. See “The Transactions—Operating Agreement of Enovation Controls, LLC—Exchange Rights.” To effect an exchange, a Common Interestholder must simultaneously deliver to us its Common Interests and a corresponding number of Class B Shares. Unless we exercise our option to pay cash in lieu of Class A Shares, we will deliver an equivalent number of Class A Shares to the exchanging holder. The Class B Shares surrendered by the exchanging holder will be cancelled. As a holder exchanges its Common Interests, our percentage of economic ownership of Enovation Controls, LLC will be correspondingly increased.

Dividend policy	We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of future dividends to holders of Class A Shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements, restrictions under our senior credit facility and any other debt agreements we are then parties to, and other factors our board of directors deems relevant. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Shares—We are a holding company and depend upon our subsidiaries for our cash flow.”

Proposed symbol	“ .”

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 21 for a discussion of the factors to consider carefully before deciding to purchase any of our Class A Shares.

The number of shares outstanding after this offering and other information based thereon in this prospectus excludes:

•	up to Class A Shares expected to be available for future grant under the Enovation Controls, Inc. 2014 Long-Term Incentive Plan after the consummation of this offering;

•	up to Class A Shares issuable upon exchange of Common Interests by the current holders thereof; and

•	up to Class A Shares that the underwriters may purchase from us to the extent that they exercise their overallotment option.

Except as otherwise indicated, the number of shares outstanding after this offering and other information based thereon in this prospectus includes all of our outstanding Class B Shares.

Except as otherwise indicated, all information in this prospectus assumes an initial public offering price of $             per Class A Share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

In the event the initial public offering price in this offering is less than $             per share, the aggregate number of Common Interests issuable in exchange for the Class B, C, and D Management Interests will decrease and the aggregate number of Common Interests issuable to the Murphy Group and the EControls Group will commensurately increase. The exact amount of any such adjustments, if any, will be based on the actual per share initial public offering price. However, any such adjustments will not result in any change to the aggregate number of Class A Shares issuable in exchange for the Common Interests, nor any change in the aggregate number of Class A Shares outstanding after this offering (other than any increase or decrease resulting from the elimination of fractional shares).

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table presents the summary historical consolidated financial data of Enovation Controls, LLC, our accounting predecessor, and summary unaudited pro forma financial data of Enovation Controls, Inc., for the periods and as of the dates indicated. The summary financial data presented below should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period, nor should the results for any interim period be considered indicative of the expected results for a full fiscal year.

The consolidated statement of operations data for the years ended December 31, 2013, 2012, and 2011 have been derived from Enovation Controls, LLC’s audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2014 and 2013 and the consolidated balance sheet data as of March 31, 2014 are derived from the unaudited consolidated financial statements of Enovation Controls, LLC included elsewhere in this prospectus. In the opinion of management, such unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations as of the dates and for the periods indicated.

The summary unaudited pro forma condensed consolidated financial data as of March 31, 2014 and for the year ended December 31, 2013 and the three months ended March 31, 2014 have been prepared to give pro forma effect to (i) the Transactions as described in “The Transactions,” which includes the reorganization transactions and the sale of shares in this offering (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares) and the application of the net proceeds from this offering as described in “Use of Proceeds,” (ii) the tax receivable agreement we will enter into with the existing Common Interestholders, and (iii) a one-time special distribution of $60.0 million to Murphy Group and EControls Group and borrowings of $85.5 million under our senior credit facility to pay this distribution and repay existing debt, in each case as if they had been completed as of January 1, 2013, with respect to the unaudited pro forma consolidated statement of operations data, and March 31, 2014, with respect to the unaudited pro forma balance sheet data. This data is subject, and gives effect, to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed consolidated financial information included under “Unaudited Pro Forma Condensed Consolidated Financial Information.” The summary unaudited pro forma condensed consolidated financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the foregoing transactions been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition or results of operations as of any future date or for any future period.

The financial statements of Enovation Controls, Inc. have not been presented below as it is a newly incorporated entity, has nominal capitalization, had no business transactions or activities to date, and had no assets or liabilities during the periods presented below. Enovation Controls, LLC will be considered the predecessor of Enovation Controls, Inc. for accounting purposes and the consolidated financial statements of Enovation Controls, LLC will be the historical financial statements of Enovation Controls, Inc. following this offering.

	Pro Forma(2)	Three Months Ended March 31,		Pro Forma(2)
	Three Months Ended March 31 2014			Year Ended December 31, 2013	Year ended December 31,
		2014	2013		2013	2012	2011
(in thousands)
Consolidated Statement of Operations Data:
Net sales		$71,069	$61,734		$255,582	$218,556	$193,739
Cost of goods sold		41,410	35,710		147,323	137,078	122,069

Gross profit		29,659	26,024		108,259	81,478	71,670

Operating expense:
Selling, general and administrative expenses		21,682	10,087		43,566	36,568	34,708
Research and development expenses		10,136	5,764		23,628	20,429	17,349
Goodwill impairment		—	—		—	6,462	—

Operating expense		31,818	15,851		67,194	63,459	52,057

(Loss) income from operations		(2,159)	10,173		41,065	18,019	19,613

Other income (expenses)
Interest, net		(137)	(94)		(440)	(482)	(587)
Gain on early extinguishment of debt		—	—		—	—	379
Other		(160)	15		88	251	(387)

Total other expenses		(297)	(79)		(352)	(231)	(595)

(Loss) income before provision for income taxes		(2,456)	10,094		40,713	17,788	19,018
Provision for income taxes		(429)	(161)		(793)	(204)	(383)

Net (loss) income		$(2,885)	$9,933		$39,920	$17,584	$18,635

Other comprehensive (loss) income
Foreign currency translation adjustments		(91)	(456)		379	468	131
Reclassification of goodwill translation adjustment to income		—	—		—	1,143	—

Other comprehensive (loss) income		(91)	(456)		379	1,611	131

Comprehensive (loss) income		$(2,976)	$9,477		$40,299	$19,195	$18,766

Net income attributable to noncontrolling interests
Net income attributable to controlling interest

Net income per share:
Basic
Diluted

Weighted average shares outstanding
Basic
Diluted

Other Data:
Adjusted EBITDA(1)	$	$14,358	$11,588	$	$47,226	$30,091	$24,519

	As of March 31, 2014
	Historical	Pro Forma(2)
	(in thousands)
Condensed Balance Sheet Data:
Cash	$5,966

Accounts receivable, net	36,612
Inventories, net	34,342
Property, plant and Equipment, net	19,949
Total assets	109,631
Long-term debt and other long-term liabilities	31,997
Total common interestholders’ equity/stockholders’ equity attributable to Enovation Controls Inc.
Non-controlling interest
Total common interestholders’/stockholders’ equity	55,673

(1)	We define Adjusted EBITDA as consolidated net income before depreciation and amortization, interest expense and provision for income tax adjusted for the impact of certain items that we do not consider representative of our ongoing operating performance. Adjusted EBITDA includes adjustments to consolidated net income (loss) before depreciation and amortization, interest expense and provision for income taxes, for impairment of goodwill charges, non-cash compensation and Transactions expenses. Because Adjusted EBITDA omits certain non-cash items and other infrequent cash charges, we believe that it is less susceptible to variances in actual performance resulting from depreciation, amortization, other non-cash charges and other infrequent cash charges and is more reflective of our operating performance.

We use Adjusted EBITDA to evaluate and control our cash operating costs and to measure our operating profitability. We believe the presentation of Adjusted EBITDA enhances our investors’ overall understanding of the financial performance and cash flow of our business. We present Adjusted EBITDA because we believe it is useful as a supplemental measure in evaluating the performance of our operating businesses and providing greater transparency into our results of operations. You should not consider Adjusted EBITDA in isolation, nor as an alternative to net income (loss), determined in accordance with GAAP, as an indicator of operating performance, or as an alternative to net cash provided by operating activities, determined in accordance with GAAP, as an indicator of our cash flow. A directly comparable GAAP measure to Adjusted EBITDA is net income (loss). The following is a reconciliation of net income (loss) to Adjusted EBITDA:

	Pro Forma			Pro Forma
	Three Months Ended March 31, 2014	Three Months Ended March 31,		Year Ended December 31, 2013	Year ended December 31,
		2014	2013		2013	2012	2011
(in thousands)
Net (loss) income		$(2,885)	$9,933		$39,920	$17,584	$18,635
Plus:
Interest, net		137	94		440	482	587
Provision for income taxes		429	161		793	204	383
Depreciation expense		967	693		3,245	2,441	2,172
Amortization of intangibles		708	707		2,828	2,918	2,742
Goodwill impairment		—	—		—	6,462	—
Non-cash compensation		14,511	—		—	—	—
Transactions expenses		491	—		—	—	—

Adjusted EBITDA	$	$14,358	$11,588		$47,226	$30,091	$24,519

Adjusted EBITDA has limitations as an analytical tool, and you should not consider Adjusted EBITDA either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

•	this measure does not reflect changes in, or cash requirement for, our working capital needs;

•	this measure does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	this measure does not reflect our income tax expense or the cash requirements to pay our taxes;

•	this measure does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	this measure does not reflect the impact of equity based compensation upon our operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often require replacement in the future, and this measure does not reflect any cash requirements for such replacements; and

•	other companies may calculate this measure differently so our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

(2)	Pro forma amounts give effect to: (i) the Transactions, which includes the reorganization transactions and the sale of shares in this offering (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares) and the application of net proceeds as described in “Use of Proceeds,” (ii) the tax receivable agreement we will enter into with the existing Common Interestholders, and (iii) a one-time special distribution of $60.0 million to Murphy Group and EControls Group and borrowings of $85.5 million under our senior credit facility to pay this distribution and repay existing debt.

RISK FACTORS

Any investment in our Class A Shares involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus, including the consolidated financial statements and the related notes thereto appearing at the end of this prospectus, before deciding whether to invest in our Class A Shares. If any of the following risks actually occur, our business, financial condition and results of operations may be adversely affected. In such an event, the value of our Class A Shares could decline and you could lose some or all of your investment.

Risks Related to Our Business Operations

If one or more of the favorable industry trends we have identified fails to occur, or occurs at a slower rate than expected, our business will be adversely affected.

Our operational strategy is premised on a number of favorable industry trends, including: (i) expected significant global increase in the production of and demand for natural gas supported by attractive cost, environmental, and geopolitical benefits relative to other hydrocarbon fuels, (ii) anticipated growth in demand for advanced natural gas compression system controls in oil and gas applications driven by increased shale and tight formation production in the U.S. and globally, (iii) global adoption of commercial NGVs, due to significant economic and environmental advantages, (iv) increasingly stringent global emissions regulations driving demand for advanced engine technologies that enable lower emissions, greater fuel economy, and regulatory compliance and (v) widespread adoption of advanced digital control solutions which integrate technologies such as high resolution displays, configurable software GPS navigation telematics, vehicle management systems, and diagnostics to improve engine safety, energy efficiency, performance, and reliability with less dependence on operator skill. If one or more of these expected industry trends fails to occur, or occurs at a slower rate than expected, our sales growth will be negatively impacted and our business will be adversely affected.

If we are unable to continue our technological innovation and successful introduction of new commercial products, our business will be adversely affected.

The industries we serve experience ongoing technological change and product improvement. Manufacturers periodically introduce new generations of products or require new technological capacity to develop customized products or to respond to industry developments or needs. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in our markets, as well as our ability to acquire new product technologies or to fund and successfully develop, manufacture and market products in this constantly changing environment. We must continue to identify, develop, manufacture and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and competitive position. We may not be successful in acquiring and developing new products or technologies and any of our new products may not be accepted by our customers. If we fail to keep pace with evolving technological innovations in the markets we serve, our business will be adversely affected.

The market for natural gas engines may not develop according to our expectations and, as a result, our business may not grow as planned and our business plan may be adversely affected.

Our future growth depends in part upon the market for engines using natural gas. However, we cannot assure you that we have accurately predicted the likelihood that emission regulations will be implemented, the potential impact of any new emission regulations, which we believe will increase the desirability of natural gas engines, or the likelihood that our customers or potential customers would increase the adoption of natural gas engines in response to any such regulations. In addition, to the extent that engine manufacturers are able to design and produce emission-compliant engines that use gasoline or diesel fuel at a lower price than we currently expect, engines using traditional fuels will be more competitive with natural gas engines, and customers and potential customers may be less likely to adopt engines using natural gas. Furthermore, even if natural gas engines are increasingly adopted, we cannot assure you that engines actually using our products would capture any portion of this potential market size increase. If the commercial truck and bus market fails to adopt natural gas engines as we anticipate, or adopts them more slowly than we anticipate, the sales of our products used in connection with such engines, and therefore our business, could be materially adversely affected.

Fuel price differentials among natural gas, diesel and gasoline fuels are hard to predict and may be less favorable in the future.

As a provider of engine control systems specializing in natural gas, we depend on our customers and potential customers choosing natural gas systems. The acceptance of natural gas driven engines by our customers and potential customers depends in part on the price differential among natural gas, diesel, and gasoline fuels. A change in the price differential among these fuels could make natural gas less attractive to our customers and potential customers, which could harm our results. The relative price of natural gas is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, and government excise and fuel tax policies. There can be no assurance that natural gas will remain less expensive than diesel and gasoline fuels. Moreover, the recent significant volatility in oil and gasoline prices demonstrates that it is difficult to predict future transportation fuel costs. In addition, any new regulations imposed on natural gas extraction in the United States, particularly on extraction of natural gas from shale formations, could increase the costs of domestic gas production, which could lead to substantial increases in the price of natural gas. Reduced prices for gasoline and diesel fuel may cause potential customers to delay or reject converting their fleets to run on natural gas. If the relative price of natural gas increases, this could impact potential customers’ decisions to adopt natural gas as an energy solution, which in turn could materially impact our profitability and results of operations.

Our growth is partly dependent on global natural gas refueling infrastructure that may not be developed.

Our target markets currently have relatively limited infrastructure to deliver natural gas to vehicle-based consumers in compressed (CNG) or liquefied (LNG) form. By contrast, gasoline and diesel fueling stations and service infrastructure are widely available in our target markets. For NGV fuels to achieve more widespread use in our target markets, they will require a promotional and educational effort and the development and supply of more NGVs and fueling stations. This will require significant continued effort by us, our peers in the natural gas industry, the government, and clean air groups. We cannot assure you that the availability of natural gas as a vehicle fuel will expand or that refueling stations will be built to meet projected demand. Companies may not be willing to invest capital to develop refueling stations and distribution facilities unless they believe there will be demand for such stations, and such demand will depend on such stations being available. If customers are unable to obtain natural gas fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop, which could have a material adverse effect on our results of operations.

Changes in laws or government regulations regarding hydraulic fracturing could increase the cost of natural gas exploration and production, limit the areas in which such exploration and production may occur, which could adversely impact the demand for our products and solutions.

Demand for our products and solutions is driven in part by the increased natural gas production resulting from hydraulic fracturing. Presently, hydraulic fracturing is regulated primarily at the state level, typically by state oil and natural gas commissions and similar agencies. However, hydraulic fracturing is currently under public and governmental scrutiny due to potential environmental and physical impacts, including possible contamination of groundwater and drinking water and possible links to earthquakes, and proposals have been made to enact foreign, federal, state and local legislation and regulations that would increase the regulatory burden imposed on hydraulic fracturing. For example, the U.S. Environmental Protection Agency, or the EPA, has asserted federal regulatory authority over certain hydraulic fracturing activities involving diesel under the Safe Drinking Water Act, issued new air emission controls for oil and natural gas production and natural gas processing operations, initiated a study to examine the potential impacts of hydraulic fracturing on drinking water resources, and intends to propose standards for wastewater discharges from oil and gas extraction activities and regulations that would require companies to disclose information regarding hydraulic fracturing. The U.S. Congress continues to consider amending the Safe Drinking Water Act such that all hydraulic fracturing activities would become subject to it. The U.S. Department of the Interior has proposed a rule that would regulate hydraulic fracturing activities on federal lands. Moreover, many foreign, state and local governments have enacted requirements relating to hydraulic fracturing, including imposing operational restrictions, disclosure requirements and moratoria on hydraulic fracturing activity.

If new foreign, federal, state or local laws or regulations that significantly regulate or restrict hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities and make natural gas exploration and production more difficult or costly. Any such regulations limiting or prohibiting hydraulic fracturing could reduce natural gas exploration and production activities and, therefore, materially and adversely affect the demand for our products and solutions.

We currently face, and will continue to face, significant competition, which could materially and adversely affect us.

Our products face, and will continue to face, significant competition, including from incumbent technologies, and in particular increased competition from alternative products supplied by our competitors to natural gas engine OEMs. As the market for natural gas engine products continues to grow, this competition may increase. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially longer operating histories and larger customer bases, name recognition, and financial and marketing resources than we do, are currently engaged in the development of products and technologies that are similar to, or may compete with, certain of our products and technologies.

We sell products into competitive markets. In the Vehicle market, our gaseous engine control solutions compete in markets worldwide based on technology, emissions capability, durability, quality, cost, manufacturing capabilities, and the technical expertise of our engineering support team. In this market, our primary competitors are Woodward and Fuel System Solutions, and we also compete to a lesser extent with Westport Innovations. In the Energy market, we are a key supplier of integrated engine and application controls for engine-driven natural gas compressors, power units, pumps, and generators. In this market, our primary competitor is Hoerbiger Engine Solutions (Altronic). Within our primary markets, we compete with a range of companies that offer certain individual components of our full system solutions. The components of our overall systems most commonly include displays, panels, sensors, valves, and other end-devices. These competitors include Wachendorff, LOFA, Controls Inc., EMIT, and Kenco.

We also face competition from customers developing products internally. Customers for our products generally have substantial technological capabilities and financial resources. Some customers have traditionally used these resources to develop their own products internally. The future prospects for our products are dependent upon our customers’ acceptance of our products as an alternative to their internally developed products. Future sales prospects also are dependent upon acceptance of third-party sourcing for products as an alternative to in-house development. Customers may in the future continue to use internally developed components. They also may decide to develop or acquire products that are similar to, or that may be substituted for, our products. If our customers fail to accept our products as an alternative, if they develop or acquire the technology to develop such products internally rather than purchase our products, or if we are otherwise unable to develop or maintain strong relationships with them, our business, financial condition and results of operations would be materially and adversely affected.

Competition for our products may come also from new alternative power technologies or improvements to current power technologies. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine development programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.

Competitive actions, such as price reductions, consolidation in the industry, improved delivery and other actions, could adversely affect our revenue and earnings. We could experience a material adverse effect to the extent that our competitors are successful in reducing our customers’ purchases of products and services from us. Competition could also cause us to lower our prices, which could reduce our margins and profitability.

We derive a significant portion of our revenue from a limited number of major customers, and our revenue, profitability and cash flows could be materially adversely affected if we are unable to maintain relationships with these customers, or if their demand for our products decreases.

Historically, we have derived a significant portion of our revenue from a limited number of major customers. For the years ended December 31, 2013, 2012, and 2011, sales to our top ten customers accounted for approximately 49%, 47%, and 46%, respectively, of our revenue, and in 2013, 2012 and 2011, one customer, Guangxi Yuchai Machinery Group Co., Ltd., accounted for 12%, 13%, and 11%, respectively, of our revenue. It is likely that one or more customers will continue to contribute a significant portion of our revenue in any given year for the foreseeable future. If any of our significant customers were to change suppliers, in-source production, institute significant restructuring or cost-cutting measures, or experience financial distress, these significant customers may substantially reduce purchases from us. Accordingly, our revenue could decrease significantly, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely significantly on trade secrets, including unpatented software algorithms, know-how, technology, and other proprietary information, to maintain our competitive position. We seek to protect software algorithms through encryption mechanisms in the distribution of our binary files used in programming our engine control products. However, we cannot guarantee that these encryption techniques can protect all or any portion of these binary files. In practice, we seek to protect our trade secrets by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. In practice, we also enter into confidentiality and noncompetition agreements with certain of our employees and consultants that obligate them to assign to us any inventions developed in the course of their work for us. However, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets or that the agreements we have executed will provide adequate protection. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. As a result, we may be forced to bring claims against third parties, or defend claims that they bring against us, to determine ownership of what we regard as our intellectual property. Monitoring unauthorized disclosure is difficult and we do not know whether the procedures we have followed to prevent such disclosure are, or will be, adequate. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. may be less willing or unwilling to protect trade secrets. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed.

The inability to protect our intellectual property and know-how could reduce or eliminate any competitive advantage and reduce our sales and profitability, and the cost of protecting our intellectual property may be significant.

We have obtained and applied for some U.S. and foreign trademark and patent registrations and will continue to evaluate the registration of additional trademarks and patents, as appropriate. The key issued patents in our patent portfolio are scheduled to expire between 2020 and 2030. We cannot guarantee that any of our pending patent and trademark applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge them. An inability to obtain registrations in the United States or elsewhere could limit our ability to protect our trademarks and technologies and could impede our business. Further, the protection of our intellectual property rights may require expensive investment in protracted litigation and substantial management time, and there is no assurance we ultimately would prevail or that a successful outcome would lead to an economic benefit that is greater than the investment in the litigation. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

We may also face difficulties protecting our intellectual property rights in foreign countries. The laws of foreign countries in which our products are sold or manufactured may not protect our intellectual property rights to the same extent as the laws of the U.S. For example, we are increasing our manufacturing capabilities and sales in China, where laws may not afford the same intellectual property protections.

Our use of open source software may expose us to additional risks.

We use open source software in our business, including in some of our products. While we try to monitor all use of open source software in our business to ensure that no open source software is used in such a way as to require us to disclose the source code to critical or fundamental elements of our software or technology, we cannot be certain that such use may not have inadvertently occurred in deploying our solutions. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. The risks associated with usage of open source software cannot be eliminated and could potentially have a material adverse effect on our business, financial condition, and results of operations.

If we are alleged to have infringed upon the intellectual property rights owned by others, our business and results of operations could be materially adversely affected.

Competitors or other third parties may allege that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. We also may face allegations that our employees have misappropriated intellectual property rights of their former employers or other third parties. From time to time, we receive notices from other companies that allege we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation. Given the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim (even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant technologies or other intellectual property rights, cease offering certain products or services, or incur significant license, royalty, or technology development expenses. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations.

Increased IT security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions and services.

We are dependent on various information technologies throughout our company to administer, store and support multiple business activities. Increased global IT security threats and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems, our systems, networks, products, solutions, and services remain potentially vulnerable to advanced persistent threats. Depending on their nature and scope, such threats could potentially lead to the compromising of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations.

Due to the nature of our business and products, we may be liable for damages based on product liability, other tort, and warranty claims.

We face an inherent risk of exposure to claims in the event that the failure, use or misuse of our products results, or is alleged to result, in death, bodily injury, property damage, or economic loss. In the past we have been subject to product liability claims relating to our products, and we may be subject to additional product liability claims in the future for both past and current products.

Although we currently maintain product liability coverage, which we believe to be adequate for the continued operation of our business, such insurance may become difficult or impossible to obtain in the future on terms acceptable to us. Moreover, our insurance coverage includes customary exclusions and conditions, may not cover certain specialized applications, and generally does not cover warranty claims. A successful product liability claim or series of claims against us, including one or more consumer claims purporting to constitute class actions or claims resulting from extraordinary loss events, in excess of or outside our insurance coverage, or a significant warranty claim or series of claims against us, could materially decrease our liquidity, impair our financial condition and adversely affect our results of operations. Furthermore, regardless of the outcome, product liability claims can be expensive to defend, can divert the attention of management and other personnel for significant periods of time, and can cause reputational damage.

Our profitability may suffer if we experience changes in product mix as a result of sales increases or decreases.

We sell products that have varying profit margins, and increases or decreases in sales of our various products may change the mix of products that we sell during any period. While we have experienced high profit margins in the past, if our products and solutions with lower profit margins drive a greater proportion of our revenue in the future, our profitability would be reduced and our financial condition, results of operations and cash flows may be negatively affected.

We do not have contracts with most of our suppliers. The loss of a significant supplier would require us to rely more heavily on our other existing suppliers or to develop relationships with new suppliers. Such a loss may have an adverse effect on our product offerings and our business.

Given the nature of our business, and consistent with industry practice, we do not have contracts with most of our suppliers. We generally make our purchases through purchase orders. Therefore, most of our suppliers have the ability to terminate their relationships with us at any time. Approximately 49%, 40%, 40%, and 45% of our total purchases for the three months ended March 31, 2014 and for the years ended December 31, 2013, 2012, and 2011, respectively, were from our top ten suppliers. Although we believe there are numerous manufacturers with the capacity to supply the products we distribute, the loss of one or more of our major suppliers could adversely affect our ability to timely obtain the supplies we need to meet our production needs or have an adverse effect on our product offerings and our business. Such a loss would require us to rely more heavily on our other existing suppliers or develop relationships with new suppliers, which may cause us to pay higher prices for products due to, among other things, a loss of volume discount benefits currently obtained from our major suppliers.

Some of our products contain magnets that use rare earth metals, and unavailability or limited supply of these metals could delay production of our products or increase our production costs.

Some of our products contain magnets that use rare earth metals sourced from China. Although such rare earth metals are available from other sources, these alternative sources may be more costly. Reduced availability of such rare earth metals from China through additional export regulations or restrictions, export quotas, tariffs, or for other reasons could impact our ability to obtain magnets that use the required rare earth metals in sufficient quantities, in a timely manner, or at a commercially reasonable cost. In the event that China’s actions cause our suppliers to seek alternate sources of supply for rare earth metals, it could cause a delay in the production of our products that contain magnets using rare earth metals and increase the cost to us of such magnets, thereby reducing or eliminating our profit margin on certain of our products if we are unable to pass the increase in our production costs on to our customers. Increasing prices to our customers due to escalating costs of rare earth metals may reduce demand for our products.

Suppliers may be unable to provide us with materials of sufficient quality or quantity required to meet our production needs at favorable prices or at all.

We are dependent upon suppliers for parts and raw materials used in the manufacture of components that we sell to our customers, and our raw material costs are subject to commodity market fluctuations. We may experience an increase in costs for parts or raw materials that we source from our suppliers, or we may experience a shortage of parts or raw materials for various reasons, such as the loss of a significant supplier, high overall demand creating shortages in parts and supplies we use, financial distress, work stoppages, natural disasters, fluctuations in commodity prices, or production difficulties that may affect one or more of our suppliers. In particular, current or future global economic uncertainty may affect our key suppliers in terms of their operating cash flow and access to financing. This may in turn affect their ability to perform their obligations to us. In addition, quality and sourcing issues that our suppliers may experience can also adversely affect the quality and effectiveness of our products and services and may result in liability or reputational harm to us. Our customers rely on us to provide on-time delivery and have certain rights if our delivery standards are not maintained. A significant increase in our supply costs, including for raw materials that are subject to commodity price fluctuations, or a protracted interruption of supplies for any reason, could result in the delay of one or more of our customer contracts, or could damage our reputation and relationships with our customers. Any of these events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws and regulations.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws and regulations in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business or securing an improper business advantage. Our policies mandate compliance with these anti-bribery laws. We operate in certain countries that have experienced corruption to some degree. If we are found to be liable for FCPA or other similar anti-bribery law or regulatory violations, whether due to our or others’ actions or inadvertence, we could be subject to civil and criminal penalties or other sanctions that could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Governmental energy policies could change, or expected changes could fail to materialize, which could adversely affect our business or prospects.

Energy policy can develop rapidly in the markets we serve, including North America, Asia, and Europe. Within the last few years, significant developments have taken place, primarily in international markets that we serve with respect to energy policy and related regulations. We anticipate that energy policy will continue to be an important regulatory priority globally as well as on a national, state and local level. As energy policy continues to evolve, the existing rules and incentives that impact the energy-related segments of our business may change. It is difficult, if not impossible, to predict whether changes in energy policy might occur in the future and the timing of potential changes and their impact on our business.

We sell components and systems that have been designed to meet strict emission standards, including standards that have not yet been implemented but are expected to be implemented soon. We also benefit from certain environmental regulations including those that restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources and political influence than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these emission standards or other regulations are eased, our products may become unnecessary and/or our future sales could be lower as potential customers select alternative products or delay adoption of our products. The elimination or reduction of favorable policies for our energy-related business, or the failure of governments to adopt expected policies that would benefit our business, could therefore negatively impact our business, financial condition, results of operations, and cash flows. In addition, demand for our products and services may be adversely affected by the perception that emission regulations will be suspended or delayed. Accordingly, we rely on stricter emissions regulations, the adoption of which are out of our control and cannot be assured, to stimulate our growth.

Our business depends in part on environmental regulations and programs in China that promote the use of cleaner burning fuels, including natural gas, for vehicles. In order to meet the demand for natural gas, the Chinese government has encouraged private investment in the necessary transportation, distribution and sales infrastructure for natural gas. Any delay, repeal, or modification of these regulations or programs that encourage the use of natural gas for vehicles could have a detrimental effect on the Chinese natural gas industry, which, in turn, could slow our growth and materially and adversely affect our business.

We face risks associated with conducting business in markets outside of North America.

Since we manufacture and sell our products worldwide, our business is subject to risks associated with doing business internationally. For the three months ended March 31, 2014 and the years ended December 31, 2013, 2012, and 2011, 24%, 29%, 30%, and 30%, respectively, of our sales were made in markets outside of North America. Our future results could be harmed by a variety of factors, including:

•	changes in the political and economic conditions in the countries in which we operate, including civil uprisings and terrorist acts;

•	unexpected changes in regulatory requirements;

•	the imposition of duties and tariffs and other trade barriers;

•	import and export controls;

•	potentially negative consequences from changes in U.S. and international tax laws;

•	fluctuations in currency exchange rates and the value of the U.S. dollar;

•	exchange controls and currency restrictions;

•	expropriation of property without fair compensation;

•	governmental actions that result in the deprivation of contract or proprietary rights;

•	the acceptance of business practices which are not consistent with or are antithetical to prevailing business practices we are accustomed to in the United States, including export compliance and anti-bribery practices and governmental sanctions;

•	difficulty in staffing and managing geographically widespread operations;

•	the unionization of, or increased union activity, such as strikes or work stoppages, with respect to, our workforce outside the U.S.;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	different regulatory regimes controlling the protection of our intellectual property;

•	difficulty in enforcement of contractual obligations under non-U.S. law;

•	refusal or inability of foreign banks to make payment on letters of credit in connection with foreign sales, and our inability to collect from our foreign customers in such circumstances;

•	restrictions on our ability to own or operate subsidiaries, repatriate dividends or earnings from our foreign subsidiaries, or to make investments or acquire new businesses in these jurisdictions; and

•	the burden of complying with multiple and potentially conflicting laws.

Our international operations and sales also expose us to different local political, regulatory, and business risks and challenges. For example, we are faced with potential difficulties in staffing and managing local operations and we have to design local solutions to manage credit and legal risks of local customers and distributors, which may not be effective. In addition, because some of our international sales are to suppliers that perform work for foreign governments, we are subject to the political risks associated with foreign government projects. For example, certain foreign governments may require suppliers for a project to obtain products solely from local manufacturers or may prohibit the use of products manufactured in certain countries. Moreover, we plan to open our China Enovation Center in 2015, co-located with our manufacturing operations in Hangzhou, China. The opening of this facility is subject to various risks and uncertainties, including delays in securing necessary permits and/or licenses, which in turn could result in higher than expected costs.

International growth and expansion into markets such as Europe, Asia, and Latin America may cause us difficulty due to greater regulatory barriers than in the United States, the necessity of adapting to new regulatory systems, problems related to entering new markets with different economic, social and political systems and conditions, and significant competition from the primary participants in these markets, some of which may have substantially greater resources and political influence than we do. For example, unstable political conditions or civil unrest could negatively impact our order levels and sales in a region or our ability to collect receivables from customers or operate or execute projects in a region.

Our international operations and transactions also depend upon favorable trade relations between the United States and those foreign countries in which our customers and suppliers have operations. A protectionist trade environment in either the United States or those foreign countries in which we do business or sell products, such as a change in the current tariff structures, export compliance, government subsidies, or other trade policies, may adversely affect our ability to sell our products or do business in foreign markets. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social, and political conditions. We may not succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business and the foregoing factors may cause a reduction in our sales, profitability, or cash flows, or cause an increase in our liabilities.

Successful execution of our marketing strategy in China depends in part on our relationship with AMICO.

We depend in part on our partner AMICO to help us execute our current strategy in China. AMICO assists us with marketing our products in China by introducing us to potential customers, providing technical service support to our existing customers with respect to our engine control systems and advising us on local rules and regulations. We have operated with AMICO in the past under several successive contractual agreements and currently operate under a contractual agreement which expires in September 2018. Any change in our relationship with AMICO, whether as a result of economic or competitive pressures or otherwise, including any decision by AMICO to reduce their commitment to our products and technology in favor of competing products or technologies, or to change or seek to change the terms of our contractual relationship, could have a material adverse effect on our business and financial results.

Fluctuations in exchange and interest rates may affect our operating results and impact our financial condition.

Fluctuations in the value of the U.S. dollar may increase or decrease our sales or earnings. Because our consolidated financial results are reported in U.S. dollars, if we generate sales or earnings in other currencies, or if we pay expenses in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. We also bid for certain foreign projects in U.S. dollars. If the U.S. dollar strengthens relative to the value of the local currency, we may be less competitive on those projects. In addition, our debt service requirements are primarily in U.S. dollars and a portion of our cash flow is generated in yuan, euros or other foreign currencies. Significant changes in the value of the foreign currencies relative to the U.S. dollar could impair our cash flow, results of operations, and financial condition.

In addition, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period. For example, we have material yuan-denominated net monetary assets and liabilities. If economic circumstances result in a significant devaluation of the yuan, the value of our yuan-denominated net monetary assets and liabilities would be correspondingly reduced when translated into U.S. dollars for inclusion in our financial statements. In such a case, our business, results of operations, financial condition, and liquidity could be materially adversely affected.

In addition to currency translation risks, we incur currency transaction risk whenever we enter into either a purchase or a sales transaction using a currency other than U.S. dollars. Given the volatility of exchange rates, we may not be able to effectively manage our currency and/or translation risks. Volatility in currency exchange rates may decrease our sales and profitability and impair our financial condition. Though we periodically evaluate our need to hedge our exposures to foreign currencies, we have not hedged any such exposures to date.

Customer credit risks could result in losses.

The concentration of our customers in the energy industry and trucking industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. Further, laws in some jurisdictions in which we operate could make collection difficult or time consuming. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for expected credit losses, we cannot assure you that these reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

In addition, a significant portion of our sales in China are supported by notes receivable issued by Chinese banks. These notes receivable are banker’s acceptance drafts drawn on reputable Chinese banks which we endorse as commercial paper and use to pay our suppliers in lieu of paying with cash. Should one or more of these banks refuse or be unable to make payment on such notes receivable, our supplier would have recourse against us. While we would have recourse against our customers in such an event, we may not be successful in collecting any amounts owed from our customers.

Unionization of employees, or the creation of works councils or similar arrangements, at our domestic and foreign facilities could result in increased risk of work stoppages and high labor costs.

With the exception of certain employees located in China that are members of a union in accordance with national and local law, our employees are not members of any union. Moreover, we are not currently party to any collective bargaining agreement. However, there may be efforts in the future to unionize our employees or create works councils or similar arrangements at our domestic and foreign manufacturing and distribution facilities. This possibility is heightened in certain foreign countries where unionization (or the formation of works councils or similar arrangements permitted by applicable foreign laws and regulations) is more common than in the U.S. If employees at our domestic or foreign manufacturing or distribution facilities were to unionize, or if a works council or similar arrangement with respect to such employees were to be formed, our relationship with our employees could be adversely affected. We would also face an increased risk of work stoppages and higher labor costs. Accordingly, unionization of our employees (or the formation of works councils or similar arrangements with respect to our employees) could have a material adverse impact on our operating costs and financial condition and could force us to raise prices on our products, curtail operations, or relocate all or a portion of our operations.

Industry consolidation trends could reduce our sales opportunities, decrease sales prices, and drive down demand for our products.

There has been consolidation and there may be further consolidation in the gas compressor, heavy truck and engine industries. The consolidation in these industries could result in fewer customers with increased buying power that may result in downward pressure on the prices we are able to charge for our products and solutions, and fewer customers may also result in decreased sales opportunities and demand for our products and solutions. Furthermore, consolidation among our peers could heighten the impacts of the competition on our business and results of operations discussed above, particularly if consolidation results in competitors with stronger financial and strategic resources and could also result in increases to the prices we are required to pay for acquisitions we may make in the future. Accordingly, consolidation in the gas compressor, heavy truck and engine industries, or among our competitors, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our consolidated affiliated entities in China are audited by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Publicly traded companies in the United States are audited by independent registered public accounting firms registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because the auditors of our consolidated affiliated entities in China are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, such auditors are not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement cooperation with the China Securities Regulatory Commission and the Ministry of Finance of China that establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating Chinese auditors’ audits and quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Our product development activities may not be successful or may be more costly than currently anticipated, or we may not be able to produce newly developed products at a cost that meets the anticipated product cost structure.

Our business involves a significant level of product development activities, generally in connection with our customers’ development activities. Industry standards, customer expectations, or other products may emerge that could render one or more of our products or services less desirable or obsolete. Maintaining our market position requires continued investment in research and development. During an economic downturn or a subsequent recovery, we may need to maintain our investment in research and development, which may limit our ability to reduce these expenses in proportion to a sales shortfall. In addition, increased investments in research and development may divert resources from other potential investments in our business, such as acquisitions or investments in our facilities, processes and operations. If these activities are not as successful as currently anticipated, are not completed on a timely basis, or are more costly than currently anticipated, or if we are not able to produce newly developed products at a cost that meets the anticipated product cost structure, then our future sales, margins and/or earnings could be lower than expected, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The unpredictability of customer orders, long sales cycle, customer evaluation process and implementation period of our products and services may increase the costs of obtaining orders and reduce the predictability of sales cycles and our inventory requirements.

Generally, our product sales are made on a purchase order basis, which allows our customers to reduce or discontinue their purchases from us. Accordingly, we cannot predict the timing, frequency or size of our future customer orders. Our ability to accurately forecast our sales is further complicated by the current global economic and financial uncertainty. If we fail to anticipate the changing needs of our customers and accurately forecast our customer demands, our existing and potential customers may not place orders with us, which would decrease our revenue, and we may accumulate significant inventories of products that we will be unable to sell, which may result in a significant decline in the value of our inventory. As a result, our revenue, gross profit and other operating results and cash flows may be materially and adversely affected. We may continue to make significant investments in our business without any guarantees or long-term commitments from our customers that they will continue to purchase our components and systems with the same timing, frequency and size as we expect. As a result, if there is insufficient demand for our components and systems, we may not recover the costs of any increased investment in our operations, which could have a material, adverse effect on our financial position, liquidity, and results of operations.

Our products and services are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. Orders expected in one quarter may shift to another quarter or be cancelled with little advance notice as a result of customers’ budgetary constraints, internal acceptance reviews and other factors affecting the timing of customers’ purchase decisions. In addition, customers often require a significant number of product presentations and demonstrations before reaching a sufficient level of confidence in the product’s performance and compatibility to secure the approvals that typically accompany our customers’ capital expenditure approval processes. The difficulty in forecasting demand increases the challenge in anticipating sales cycles and our inventory requirements, which may cause us to over-produce finished goods and could result in inventory write-offs, or could cause us to under-produce finished goods, which may cause us to miss delivery deadlines and result in monetary penalties or cancellations of orders. Any such over-production or under-production could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Due to the nature of our sales cycle, in periods of sales increases it may be difficult to rapidly increase our production of finished goods, particularly if such sales increases are unanticipated. An increase in the production of our finished goods requires increases in both the purchases of raw materials and components and in the size of our workforce. If a sudden, unanticipated need for raw materials, components and labor should arise in order to meet unexpected sales demand, we could experience difficulties in sourcing raw materials, components, and labor at a favorable cost or to meet our production needs. These factors could result in delays in fulfilling customer sales contracts, damage to our reputation and relationships with our customers, an inability to meet the demands of the markets that we serve, which in turn could prevent us from taking advantage of business opportunities or responding to competitive pressures, and result in an increase in variable and fixed costs leading to a decrease in net earnings or even net losses. In addition, a sudden decrease in sales orders could require us to lay off some of our workforce, which could increase our costs in the short term due to severance payments, and our having to write-off excess inventory, leading to a decrease in net earnings or even losses.

Our business is subject to a variety of governmental regulations that may restrict our business and may result in costs and penalties.

We are subject to a variety of federal, state and local laws and regulations relating to foreign business practices, labor and employment, construction, land use and taxation, among others. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties and the imposition of corrective requirements. From time to time, as part of the regular overall evaluation of our operations, including newly acquired operations, we may be subject to compliance audits by regulatory authorities. In addition, any failure to comply with regulations related to the government procurement process at the federal, state or local level or restrictions on political activities and lobbying may result in administrative or financial penalties including being barred from providing services to governmental entities.

Our business is subject to environmental, health and safety laws, regulations and permit requirements, which may result in significant costs and liabilities.

We are subject to various foreign, federal, state and local environmental, health and safety laws and regulations governing, among other things the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and employee health and safety. We are also required to obtain permits from regulators for certain operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. Under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste disposal sites, even if we did not know of or cause such contamination. Environmental laws are complex, change frequently and have tended to become more stringent over time. We cannot assure you that our costs of complying with current and future environmental, health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially adversely affect our results of operations.

Our operations expose us to risks of non-compliance with numerous countries’ import and export laws and regulations.

Due to our significant foreign sales, we are subject to trade and import and export regulations in multiple jurisdictions, including the U.S. Treasury Department’s Office of Foreign Assets Control’s regulations. As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to us. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments, loss of import and export privileges, reputational damage, and a reduction in the value of our common stock.

If we lose key personnel, we may be unable to effectively manage our business or continue our growth.

Our future performance depends to a significant degree upon the continued contributions of and our ability to attract, hire, train and retain qualified managerial, marketing, engineering, and operations personnel. The loss or unavailability to us of managerial, marketing, engineering, or operations personnel could have a material adverse effect on us to the extent we are unable to timely find adequate replacements. We compete for these professionals with our customers and other companies operating in our industry, and we may incur significant costs to attract and retain them. If we are unsuccessful in attracting, hiring, training and retaining qualified managerial, marketing, engineering, and operations personnel, this could have a material adverse effect on our business, results of operations, and profitability.

Our existing indebtedness could adversely affect our business and growth prospects.

As of June 30, 2014, we had total indebtedness of approximately $86.5 million. We will not use any of the proceeds of this offering to repay outstanding debt and therefore will continue to have significant debt service obligations following the completion of this offering. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our senior credit facility have important consequences, including:

•	limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	limiting our ability to incur additional indebtedness;

•	limiting our ability to capitalize on significant business opportunities;

•	placing us at a competitive disadvantage to those of our competitors that are less indebted than we are;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

More specifically, under the terms of our senior credit facility, we have agreed to certain financial covenants. In addition, our senior credit facility places limitations on our ability to make capital expenditures and to acquire other companies. Any failure by us to comply with the financial or other covenants set forth in our senior credit facility in the future, if not cured or waived, could result in our senior lender accelerating the maturity of our indebtedness or preventing us from accessing availability under our senior credit facility. See “Description of Certain Indebtedness.” If the maturity of our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned.

We may need additional capital in the future, and it may not be available on acceptable terms, or at all.

We may require additional capital in the future to:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain and expand our manufacturing and distribution capabilities;

•	enhance and expand the range of products we offer; and

•	respond to potential strategic opportunities, such as investments, acquisitions and international expansion.

We can give no assurance that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or to delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness. Our senior credit facility limits our ability to incur additional debt and therefore we likely would have to issue additional equity to raise additional capital. If we issue additional equity, your interest in us will be diluted.

Regulations related to “conflict minerals” may force us to incur additional expenses and may result in damage to our reputation.

Following this offering, we will be subject to SEC regulations applicable to companies that use certain minerals and metals, known as conflict minerals, in their products or in the production of their products, whether or not these products are manufactured by third parties. These requirements will require us to conduct an inquiry into the country of origin of the conflict minerals used, and if it is determined that the conflict minerals used may have originated in the Democratic Republic of Congo or other covered countries, conduct due diligence on the source and chain of custody of the conflict minerals. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products or in the manufacturing process. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products be conflict mineral free.

We may fail to successfully acquire or integrate companies that provide complementary products or technologies.

In the future we may seek to acquire businesses that complement our existing products and services. Such a strategy involves the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. In addition, any acquisitions of businesses with foreign operations or sales may increase our exposure to risks inherent in doing business outside the United States. From time to time, we may have acquisition discussions with potential target companies both domestically and internationally. If a large acquisition opportunity arises and we proceed, a substantial portion of our cash and surplus borrowing capacity could be used for the acquisition or we may seek additional debt or equity financing. Any acquisition may or may not occur and, if an acquisition does occur, it may not be successful in enhancing our business for one or more of the following reasons:

•	Any business acquired may not be integrated successfully and may not prove profitable;

•	The price we pay for any business acquired may overstate the value of that business or otherwise be too high;

•	Liabilities we take on through the acquisition may prove to be higher than we expected;

•	We may fail to achieve acquisition synergies; or

•	The focus on the integration of operations of acquired entities may divert management’s attention from the day-to-day operation of our businesses.

Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could increase our costs and decrease our profitability.

Risks Related to Our Organizational Structure

We will be required to pay Common Interestholders for most of the benefits relating to any additional tax depreciation or amortization deductions we may claim as a result of any tax basis step-up we receive in connection with the purchase of Common Interests with the proceeds of this offering and in connection with any future exchanges of Common Interests for Class A Shares.

We intend to use approximately $         of the net proceeds of this offering to purchase Common Interests from the existing members of Enovation Controls, LLC. In addition, as described under “The Transactions—Operating Agreement of Enovation Controls, LLC—Exchange Rights,” Common Interestholders may in the future exchange Common Interests (and Class B Shares) for Class A Shares on a one-for-one basis (or, at our option, cash). Enovation Controls, LLC will have in effect an election under Section 754 of the Code, which will result in an adjustment to our share of the tax basis of the assets owned by Enovation Controls, LLC at the time of such initial purchase of and subsequent exchanges of Common Interests. It is expected that the purchase and exchanges will result in increases in our share of the tax basis of the tangible and intangible assets of Enovation Controls, LLC that otherwise would not have been available. Any such increases in tax basis are, in turn, anticipated to create incremental tax deductions that would reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

We intend to enter into a tax receivable agreement with all Common Interestholders that will require us to pay them 85% of the amount of cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize in any tax year beginning with 2014 from increases in tax basis realized as a result of the initial purchase and any future exchanges by Common Interestholders of their Common Interests (and Class B Shares) for Class A Shares (or cash). We expect to benefit from the remaining 15% of cash savings, if any, in income and franchise tax that we actually realize during a covered tax year. The cash savings in income and franchise tax paid to any such Common Interestholders will reduce the cash that may otherwise be available to us to make future distributions to holders of Class A Shares, including the investors in this offering.

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability for a covered tax year to the amount of such taxes that we would have been required to pay for such covered tax year had there been (i) no increase to our share of the tax basis of the tangible and intangible assets of Enovation Controls, LLC as a result of the initial purchase and any such exchanges and (ii) no deductions or imputed interest with respect to payments under the tax receivable agreement, and had we not entered into the tax receivable agreement. The tax receivable agreement continues until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement upon a change in control for an amount based on the remaining payments expected to be made under the tax receivable agreement or we breach any of our material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors.

While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors (including the timing of exchanges, the amount of gain recognized by an exchanging Common Interestholder, the amount and timing of our income and the tax rates in effect at the time any incremental tax deductions resulting from the increase in tax basis are utilized), we expect that the payments that we may make to the Common Interestholders pursuant to the tax receivable agreement could be substantial during the expected term of the tax receivable agreement. We will bear the costs of implementing the provisions of the tax receivable agreement.

In certain cases, payments under the tax receivable agreement to the Common Interestholders may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement, and if the tax reporting positions we determine are not respected, our tax attributes could be adversely affected and the amount of our tax liabilities could materially increase.

The tax receivable agreement provides that upon certain changes in control, we will be required to pay the Common Interestholders amounts based on assumptions regarding the remaining payments expected to be made under the tax receivable agreement (at our option, these payments can be accelerated into a single payment at the time of the change in control). As a result, we could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement, and the upfront payment may be made years in advance of any actual realization of such future benefits. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity, and there can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

A tax authority may challenge all or part of the tax basis increases or the amount or availability of any tax attributes discussed above, as well as other related tax positions we take, and a court could sustain such a challenge. The Common Interestholders will not reimburse us for any payments previously made to them pursuant to the tax receivable agreement in the event that, due to a successful challenge by the IRS or any other tax authority of the amount of any tax basis increase or the amount or availability of any tax attributes, our actual cash tax savings are less than the cash tax savings previously calculated and upon which prior payments under the tax receivable agreement were based. Instead, any excess cash payments made by us to a Common Interestholder will be netted against any future cash payments that we might otherwise be required to make under the terms of the tax receivable agreement. However, we might not determine that we have effectively made an excess cash payment to the Common Interestholders for a number of years following the initial time of such payment. As a result, in certain circumstances we could make payments under the tax receivable agreement to the Common Interestholders in excess of our cash tax savings. A successful challenge to our tax reporting positions could also adversely affect our other tax attributes and could materially increase our tax liabilities.

Control by the Founder Entities of     % of the combined voting power of our common stock and the fact that they are holding their economic interest through Enovation Controls, LLC may give rise to conflicts of interest.

Upon consummation of this offering, the Founder Entities will control     % of the combined voting power of our common stock. As a result, the Founder Entities will be able to significantly influence and control the outcome of all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our certificate of incorporation and our bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders or deprive holders of Class A Shares of an opportunity to receive a premium for their Class A Shares as part of a sale of our business.

The interests of the Founder Entities may not always coincide with our interests or the interests of our other stockholders. The Founder Entities have significant relationships which they have developed over the years or may develop in the future and these relationships may affect who we work with to implement our strategy and could be influenced by motivations that may not directly benefit us, subject to applicable fiduciary or contractual duties. Also, the Founder Entities may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. This concentration of ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal Stockholders” and “Description of Capital Stock—Common Stock—Voting Rights.”

In addition, because the Founder Entities hold economic interests in Enovation Controls, LLC directly, rather than through us, the Founder Entities may have conflicting interests with holders of Class A Shares. For example, the Founder Entities will have different tax positions from the holders of Class A Shares which could influence their decisions regarding whether and when to dispose of assets, when to make distributions for the purpose of allowing us to pay dividends, and whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement. In addition, the structuring of future transactions may take into consideration the Founder Entities’ tax considerations even where no similar benefit would accrue to us. Also, Enovation Controls, LLC may sell additional Common Interests to its current equity holders or to third parties, which could dilute the indirect aggregate economic interest of the holders of the Class A Shares in Enovation Controls, LLC. Any such issuance would be subject to our approval as the managing member of Enovation Controls, LLC, although the Founder Entities control our board of directors and their principal owners consist of our senior management.

The influence of the Founder Entities over our policies is further enhanced by the terms of the Stockholders Agreement that we intend to enter into with the Founder Entities upon completion of this offering and by the provisions of our amended and restated certificate of incorporation. Under the terms of the Stockholders Agreement, the Founder Entities have the right, subject to certain ownership thresholds, to nominate their respective designees to our board of directors and committees of our board of directors. Each Founder Entity will have the right to designate two members to our board of directors for so long as such Founder Entity owns 10% or more of our outstanding Class A Shares and Class B Shares on a combined basis. The Founder Entities will also have the right to designate one mutually agreed upon additional member to our board of directors. We anticipate that our board of directors will initially have      members and, therefore, the designees of the Founder Entities will constitute the majority of our board of directors. The Founder Entities will agree to vote all of their shares of our common stock to elect such designees to our board of directors. If, at any time, a Founder Entity owns 5% or more but less than 10% of our outstanding Class A Shares and Class B Shares on a combined basis, such Founder Entity will have the right to designate one nominee for election to our board of directors. If a Founder Entity’s ownership level falls below 5% of our outstanding Class A Shares and Class B Shares on a combined basis, such Founder Entity will no longer have any right to designate a nominee and the right of the Founder Entities to mutually designate a mutually agreed upon designee will also terminate. In addition, for so long as the Founder Entities together hold at least 25% of the outstanding Class A Shares and Class B Shares on a combined basis, certain actions may not be taken without the prior written consent of each Founder Entity owning at least 5% of the outstanding Class A Shares and Class B Shares on a combined basis.

Risks Related to this Offering and Ownership of Our Class A Shares

As a controlled company, we will not be subject to all of the corporate governance rules of the         .

We expect to be a “controlled company” under the rules of the         . Controlled companies are exempt from the         corporate governance rules requiring that listed companies (i) have a majority of their board of directors consists of “independent directors,” as defined under the          rules; (ii) have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, in reliance upon the foregoing exemptions, a majority of our board of directors will not consist of independent directors, we will not have a nominating and corporate governance committee, and our compensation committee will not be composed entirely of independent directors, and we may use any of these exemptions for so long as we are a controlled company. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the         . See “Management—Director Independence” for further information.

We are a holding company and depend upon our subsidiaries for our cash flow.

We will be a holding company and will have no material assets other than our ownership of Common Interests. Our subsidiaries, including Enovation Controls, LLC, will conduct all of our operations and own substantially all of our assets, and we will have no independent means of generating revenue. Consequently, our cash flow and our ability to meet our obligations or to pay expenses, taxes and dividends (if and when declared by our board of directors) or make other distributions in the future will depend upon the ability of our subsidiaries to make payments to us in the form of dividends, tax distributions or otherwise, which will in turn depend upon our subsidiaries’ cash flow, earnings, the terms of their current and future indebtedness, tax considerations, and legal and contractual restrictions on their ability to make distributions. For example, our senior credit facility currently imposes significant limitations on the ability of our subsidiaries to make distributions other than tax distributions to us and consequently limits our ability to pay dividends. Subject to limitations in our senior credit facility, our subsidiaries may also enter into additional agreements that contain covenants prohibiting them from distributing or advancing funds or transferring assets to us under certain circumstances, including to pay dividends. To the extent that we need funds and our subsidiaries are restricted from making such distributions under applicable law or regulation or under any present or future debt or other covenants or is otherwise unable to provide such funds, it could materially adversely affect our business, financial condition, results of operations, and cash flows.

Our subsidiaries are separate and distinct legal entities. Any right that we have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation, or reorganization, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary’s creditors, including trade creditors and holders of debt that the subsidiary issued.

We do not currently intend to pay dividends in the foreseeable future.

We do not currently intend to pay dividends for the foreseeable future. As a result, you may receive a return on your investment in our Class A Shares only if the market price of our Class A Shares increases. Our ability to pay dividends is constrained by our holding company structure under which we are dependent on our subsidiaries for payments. Additionally, our subsidiaries are parties to our senior credit facility that restricts their ability to pay dividends to us. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

The obligations associated with being a public company will require significant resources and management attention, which may divert us from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes–Oxley Act. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes–Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls, including information technology controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in the Securities Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes–Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of shareholder approval of any golden parachute payments not previously approved. Because we intend to take advantage of these exemptions, some investors may find our Class A Shares less attractive, which may result in a less active trading market for our Class A Shares and our stock price may be more volatile.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period for complying with new or revised accounting standards. We intend to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” until December 31, 2019 or, if earlier, (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of the second fiscal quarter of any fiscal year, the last day of such fiscal year, or (c) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

We have not previously been required to assess the effectiveness of our internal controls over financial reporting and we may identify deficiencies when we are required to do so.

We are not currently required to comply with Section 404(a) of the Sarbanes–Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes–Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an “emerging growth company,” as defined in the JOBS Act, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

An active, liquid trading market for our Class A Shares may never develop or be sustained, which could limit your ability to sell your Class A Shares at an attractive price, or at all.

Prior to this offering, there has been no public market for our Class A Shares. Although we intend to apply to list our Class A Shares for trading on the         , an active trading market for our Class A Shares may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our Class A Shares does not develop or is not maintained, the liquidity of our Class A Shares, your ability to sell your Class A Shares when desired and the prices that you may obtain for your Class A Shares will be adversely affected.

The market price and trading volume of our Class A Shares may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our Class A Shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our Class A Shares may fluctuate and cause significant price variations to occur. The initial public offering price of our Class A Shares will be determined by negotiation between us, the Founder Entities, and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following the completion of this offering. If the market price of our Class A Shares declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our Class A Shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A Shares include:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our Class A Shares after this offering;

•	additions or departures of key management personnel;

•	any increase in indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	legislative or regulatory changes;

•	changes in government programs and policies;

•	changes in market valuations of similar companies (including changes in market valuations of similar companies that are driven by underlying factors inapplicable to us);

•	speculation or reports by the press or investment community or in online investor forums with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which we conduct our operations.

These broad market and industry factors may decrease the market price of our Class A Shares, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may adversely affect the market price of our Class A Shares.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional Class A Shares or offering debt or other equity securities. In particular, future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-based acquisition financing and/or cash from operations.

Issuing additional Class A Shares or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A Shares or both. Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our Class A Shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our Class A Shares bear the risk that our future offerings may reduce the market price of our Class A Shares and dilute their stockholdings in us. See “Description of Capital Stock.”

The market price of our Class A Shares could be negatively affected by sales of substantial amounts of our Class A Shares in the public markets, or the perception in the public markets that these sales may occur.

After this offering, there will be          Class A Shares outstanding, or          Class A Shares outstanding if the underwriters exercise their option to purchase additional shares in full. Of our issued and outstanding shares, all the Class A Shares sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of this offering, the Common Interestholders will own          Common Interests in the aggregate, which are exchangeable, subject to certain limitations, at any time by the Common Interestholders for an equal number of Class A Shares. We have agreed to register the exchange of all these interests upon the expiration or earlier termination (if any) of their lock-up agreements with the underwriters of this offering, which expire 180 days after the date of this prospectus. The Class A Shares received upon exchange may be freely resold into the public market unless held by a Common Interestholder which is an affiliate of us. Certain of these holders (as well as other Common Interestholders) will have the right to demand that we register the resale of their Class A Shares received upon exchange and certain “piggyback” registration rights. See “Shares Eligible For Future Sale.”

We, Enovation Controls, LLC and all of our directors and officers and the holders of Common Interests and all of our outstanding stock and stock options have agreed with Morgan Stanley on behalf of the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley on behalf of the underwriters, to not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of Class A Shares or such other securities, in cash or otherwise. In addition, we, Enovation Controls, LLC and all of our directors and officers and the holders of Common Interests and all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. Morgan Stanley may waive these restrictions at its discretion. See “Underwriters.”

The market price of our Class A Shares may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our Class A Shares might impede our ability to raise capital through the issuance of additional Class A Shares or other equity securities.

In connection with the completion of this offering, we intend to enter into a registration rights agreement with all of the Common Interestholders pursuant to which we will be required to register the exchange under the federal securities laws of the Common Interests held by them for Class A Shares. We will also be required to allow the Common Interestholders to “piggyback” on future offerings by us in certain circumstances. Any such sales, or the prospect of any such sales, could materially impact the market price of our Class A Shares. For a further description of our registration rights agreement, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

The future issuance of additional Class A Shares in connection with our incentive plans, acquisitions, or otherwise will dilute all other stockholdings.

After this offering, assuming the underwriters exercise their option to purchase additional shares in full, we will have an aggregate of          Class A Shares authorized but unissued. We may issue all of these Class A Shares without any action or approval by our stockholders, subject to certain exceptions. Any Class A Shares issued in connection with our incentive plans, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase Class A Shares in this offering.

Our future operating results may fluctuate significantly and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our stock price in the future.

Our operating results have historically varied from period-to-period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control. If our quarterly financial results or our forecasts of future financial results fail to meet the expectations of securities analysts and investors, our Class A Share price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

Our business and stock price may suffer as a result of our lack of public company operating experience. In addition, if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

We have been a privately-held company, and our lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our business, prospects, financial condition and results of operations may be harmed.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business or our industry. As a new public company, we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

You will incur immediate dilution as a result of this offering.

If you purchase Class A Shares in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares (assuming all Common Interestholders exchanged their Common Interests for Class A Shares). As a result, you will incur immediate dilution of $         per share, representing the difference between the initial public offering price of $         per share and our pro forma net tangible book value per Class A Share after giving effect to this offering. See “Dilution.”

Delaware law and our organizational documents, as well as our existing and future debt agreements, may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be effective upon completion of this offering may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. Among other things, these provisions:

•	provide for a classified board of directors with staggered three-year terms so that not all members of our board of directors are elected at one time and directors will be able to be removed from office only for cause;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	delegate the sole power to a majority of the board of directors to fix the number of directors;

•	provide the power to our board of directors to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorize the issuance of “blank check” preferred stock without any need for action by stockholders, the terms of which may be established, and shares of which may be issued, without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	limit the ability of certain stockholders owning 15% or more of our outstanding voting stock to merge or enter into other business combinations with us;

•	certain litigation against us can be brought only in Delaware;

•	eliminate the ability of stockholders to call special meetings of stockholders after the Founder Entities no longer beneficially own at least a majority of the voting power of our common stock;

•	eliminate the ability of stockholders to take action by written consent without a meeting of the stockholders after the Founder Entities no longer beneficially own at least a majority of the voting power of our common stock; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Under the terms of the Stockholders Agreement, for so long as the Founder Entities together hold at least 25% of the outstanding Class A Shares and Class B Shares on a combined basis, certain actions may not be taken without the approval of each Founder Entity that continues to hold at least 5% of the outstanding Class A Shares and Class B Shares on a combined basis, including:

•	any merger, recapitalization, issuance of voting securities or other adjustment in voting rights if, following such event, Murphy Group and EControls Group would not together have sufficient voting power or otherwise be entitled to elect a majority of our board of directors;

•	any sale of all or substantially all of our assets or the assets of Enovation Controls, LLC;

•	the issuance of any debt securities or equity securities by us or by any of our subsidiaries, other than certain issuances in accordance with employee benefit programs;

•	the creation of any new class or series of shares of equity securities that are senior to or on a parity with our Class A Shares and Class B Shares; and

•	any amendment of our certificate of incorporation or bylaws or the equivalent organization documents of us or of any of our subsidiaries in a manner that could reasonably be expected to adversely affect the rights of Murphy Group or EControls Group.

In addition, under our senior credit facility, the acquisition by any person prior to June 30, 2015 of more than 35% of our outstanding voting securities (or, if the Founder Entities own more than 35% of our voting securities, a higher percentage than the percentage owned by the Founder Entities), would constitute an event of default permitting acceleration of the indebtedness. There can be no assurance that we would have sufficient cash to repay our outstanding debt if it were accelerated.

The foregoing factors, as well as the significant common stock ownership by the Founder Entities, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our Class A Shares, which, under certain circumstances, could reduce the market value of our Class A Shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See “Description of Capital Stock.”

The historical and pro forma financial information in this prospectus may make it difficult to accurately predict our costs of operations in the future.

The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. In preparing our pro forma financial information we have given effect to, among other items, (i) the Transactions as described in “The Transactions,” which includes the reorganization transaction and the sale of          Class A Shares in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), and the application of the net proceeds from this offering as described in “Use of Proceeds,” (ii) the tax receivable agreement we will enter into with the existing Common Interestholders, and (iii) a one-time special distribution of $60.0 million to Murphy Group and EControls Group and borrowings of $85.5 million under our senior credit facility to pay this distribution and to repay existing debt, in each case as if they had been completed as of January 1, 2013, with respect to the unaudited pro forma condensed consolidated statements of income, and March 31, 2014, with respect to the unaudited pro forma condensed consolidated balance sheet. The estimates we used in our pro forma financial information may not be similar to our actual experience as a public company. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the transactions set forth above been consummated on the dates indicated, and do not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. For more information on our historical financial information and pro forma financial information, see “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which reflect management’s expectations regarding our future growth, results of operations, operational and financial performance and business prospects and opportunities. All statements, other than statements of historical fact, are forward-looking statements. You can identify such statements because they contain words such as “plans,” “expects” or “does expect,” “budget,” “forecasts,” “anticipates” or “does not anticipate,” “believes,” “intends” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Although the forward-looking statements contained in this prospectus reflect management’s current beliefs based upon information currently available to management and upon assumptions which management believes to be reasonable, actual results may differ materially from those stated in or implied by these forward-looking statements.

A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements, including those listed in the “Risk Factors” section of this prospectus. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause our actual results, performance and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things:

•	the failure of one or more favorable industry trends to occur, or to occur at the expected pace;

•	our ability to continue technological innovation and successful introduction of new and higher margin products;

•	the failure of the market for natural gas engines to develop according to our expectations;

•	future fuel price differentials among natural gas, diesel and gasoline fuels;

•	the failure of natural gas refueling infrastructure to develop according to our expectations;

•	changes in laws or government regulations unfavorable to hydraulic fracturing;

•	the impact of competition, including from incumbent technologies and alternative products;

•	our ability to maintain relationships with major customers;

•	our ability to protect our trade secrets and our intellectual property and know-how, the inability to commercialize one or more of our products due to use of open source technology, or the alleged infringement of intellectual property rights owned by others;

•	IT security threats and sophisticated and targeted computer crime;

•	material product liability, tort, and warranty claims;

•	adverse changes in environmental regulations and programs in China promoting the use of cleaner burning fuels, including natural gas, for vehicles;

•	any negative change in our relationship with AMICO, our strategic partner in China;

•	loss of one or more significant suppliers;

•	the availability of rare earth metals used in our products;

•	the ability of our suppliers to provide materials sufficient for our production needs;

•	violation of the U.S. Foreign Corrupt Practices Act or similar anti-bribery laws or regulations;

•	the failure of favorable government energy policies to materialize;

•	risks associated with conducting business outside of the U.S.;

•	fluctuations in exchange and interest rates;

•	our ability to collect amounts owed to us by our customers;

•	work stoppages and increased labor costs due to unionization or the creation of works councils or similar arrangements;

•	reduced sales opportunities and demand for our products due to industry consolidation;

•	uncertainties related to limitations on PCAOB accounting firm inspections in China;

•	costly or unsuccessful product development activities;

•	uncertainties relating to the long sales cycle, the unpredictability of customer orders, the customer evaluation process, and the implementation period of our products and services;

•	failure to comply with applicable government regulations, including environmental, health, and safety regulations;

•	violation of laws and regulations governing business activities with countries subject to sanctions or embargoes or governing the import and export of our products;

•	the loss or unavailability of managerial, marketing, engineering, or operations personnel;

•	the impact of current or future indebtedness on our business;

•	failure to raise additional capital or to generate the significant capital necessary to continue to grow our business;

•	the impact of regulations related to “conflict minerals”;

•	failure to successfully acquire or integrate companies that provide complementary products or technologies;

•	the amount of payments required under the tax receivable agreement;

•	conflicts of interest between us or our stockholders and the Founder Entities;

•	the impact of reduced corporate governance rules applicable to us due to our status as a controlled company;

•	our dependence on our subsidiaries for our cash flow due to our status as a holding company;

•	the impact of exemptions available to us as an “emerging growth company”;

•	unfavorable changes in the market price of our capital stock; and

•	our lack of public company operating experience.

Although we have attempted to identify important risks and uncertainties that could cause actual actions, events or results to differ materially from those described in or implied by our forward-looking statements, other risks and uncertainties may cause actions, events or results to differ materially from those anticipated, estimated or intended. We cannot assure you that forward-looking statements will prove to be accurate, as actual actions, results and future events could differ materially from those anticipated or implied by such statements. Accordingly, as noted above, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this prospectus and, except as required by law, we assume no obligation to update or revise them to reflect new events or circumstances.

THE TRANSACTIONS

The diagram below depicts our organizational structure immediately after the consummation of this offering and related transactions.

(1)	The existing owners consist of Murphy Group, EControls Group and Employee Holders. Murphy Group will hold Class B Shares representing % of the voting power and 0% of the economic interest; Murphy Group also will hold a % economic interest in Enovation Controls, LLC. EControls Group will hold Class B Shares representing % of the voting power and 0% of the economic interest; EControls Group also will hold a % economic interest in Enovation Controls, LLC. Employee Holders will hold Class B Shares representing % of the voting power and 0% of the economic interest; Employee Holders also will hold a % economic interest in Enovation Controls, LLC.
(2)	Enovation Controls, LLC’s senior credit facility is guaranteed by our U.S. subsidiaries.

Enovation Controls, LLC. We will operate our business through Enovation Controls, LLC and its consolidated subsidiaries.

The current members of Enovation Controls, LLC are as follows:

•	Murphy Group, which is owned by Frank W. Murphy, III, our Executive Chairman, and certain trusts for the benefit of his children, holds an approximately % economic interest in Enovation Controls, LLC through its ownership of Common Interests.

•	EControls Group, which is majority owned by Kennon Guglielmo, our Chief Technology Officer, his wife, and certain trusts for the benefit of their children, holds an approximately % economic interest in Enovation Controls, LLC through its ownership of Common Interests. Certain employees of Enovation Controls, LLC hold minority ownership interests in EControls Group.

•	Certain of our officers and other employees, whom we collectively refer to as the Employee Holders, hold an approximately % economic interest in Enovation Controls, LLC through their ownership of Class B, C, and D Management Interests which will be converted into an aggregate of Common Interests (with a corresponding number of Class B Shares) in connection with this offering in a manner that reflects the percentage of Enovation Controls, LLC currently owned by the Class B, C, and D Management Interest holders, taking into account their current distribution entitlement and the fair value of Enovation Controls, LLC based on the offering price. Approximately % of the converted Common Interests will be subject to forfeiture at the time of the conversion and will vest only if the holder remains employed by us through the applicable period or upon a change in control. The conversion will have no direct or indirect economic effect on us.

Enovation Controls, Inc. Upon completion of the offering, we will use the net proceeds received to purchase Common Interests directly from the Murphy Group, EControls Group and Employee Holders and, to the extent necessary to pay offering expenses, from Enovation Controls, LLC. Immediately after our acquisition of these Common Interests, our only material asset will be our ownership of     % of the total Common Interests and our only business will be acting as the sole managing member of Enovation Controls, LLC. You should note, in particular, that:

•	We will be the sole managing member of Enovation Controls, LLC.

•	Investors in this offering will own 100% of our Class A Shares (and % of our Class A Shares on a fully diluted basis assuming all Common Interests are exchanged for Class A Shares). The outstanding Class A Shares will represent 100% of the economic interest in us, but initially only % of our voting power, and we will own % of the economic interest in Enovation Controls, LLC.

•	Our Class A Shares will entitle the holders to receive 100% of any distributions we make. Upon our liquidation, dissolution or winding up, holders of Class A Shares will be entitled to share ratably in all assets available for distribution after payment of our liabilities.

•	Immediately after the completion of this offering, the only outstanding Class A Shares will be the Class A Shares issued pursuant to this offering.

•	The Common Interestholders will own 100% of our Class B Shares, which will vote together with the Class A Shares as a single class. Each Class A Share has one (1) vote per share and each Class B Share has one (1) vote per share. The Class B Shares will represent, upon completion of this offering, % of the combined voting power of our common stock. The Class B Shares do not represent an economic interest in us and are therefore not entitled to any dividends that we may pay. However, each holder of a Class B Share owns an economic interest in Enovation Controls, LLC through a corresponding Common Interest. The Common Interestholders will hold substantially more than 50% of the combined voting power of our common stock and they will hold all the Class B Shares.

•

We intend to enter into a stockholders agreement, which we refer to as the Stockholders Agreement, with Murphy Group and EControls Group that will become effective upon the completion of this offering. The Stockholders Agreement will contain provisions that will prevent a Founder Entity from transferring its shares without the consent of the other Founder Entity, except in the case of sales to affiliates, sales to any member of its family group (as defined therein), tag-along sales of our common stock by both Founder Entities, or transfers pursuant to the Registration Rights Agreement, until the earlier of the third anniversary of the offering or the time at which the Founder Entities collectively hold less than 10% of our outstanding Class A Shares and Class B Shares. The Stockholders Agreement will also grant each Founder Entity the right, subject to certain ownership thresholds, to nominate a specified number of designees to our board of directors and committees of our board of directors. Each Founder Entity will have the right to designate two members to our board of directors for so long as such Founder Entity owns 10% or more of our outstanding Class A Shares and Class B Shares on a combined basis. The Founder Entities will also have the right to designate one mutually agreed additional member to our board of directors. The Founder Entities will agree to vote all of their shares of our common stock to elect such designees to our board of directors. If, at any time, a Founder Entity owns 5% or more but less than 10% of our outstanding Class A Shares and Class B Shares on a combined basis, such Founder Entity will have the right to designate one nominee for election to our board of directors. If a Founder Entity’s ownership level falls below 5% of our outstanding Class A Shares and Class B Shares on a combined basis, such Founder Entity will no longer have any right to designate a nominee and the right of the Founder Entities to mutually designate a designee will also terminate. In addition, for so long as the Founder Entities together hold at least 25% of the outstanding Class A Shares and Class B Shares on a combined basis, certain actions may not be taken without the prior written consent of each Founder Entity owning at least 5% of the outstanding Class A Shares and Class B Shares on a combined basis, including:

•	any merger, recapitalization, issuance of voting securities or other adjustment in voting rights if, following such event, Murphy Group and EControls Group would not together have sufficient voting power or otherwise be entitled to elect a majority of our board of directors;

•	any sale of all or substantially all of our assets or the assets of Enovation Controls, LLC;

•	the issuance of any debt securities or equity securities by us or by any of our subsidiaries, other than certain issuances in accordance with employee benefit programs;

•	the creation of any new class or series of shares of equity securities that are senior to or on a parity with our Class A Shares and Class B Shares; and

•	any amendment of our certificate of incorporation or bylaws or the equivalent organization documents of us or of any of our subsidiaries in a manner that could reasonably be expected to adversely affect the rights of Murphy Group or EControls Group.

•	Pursuant to the amended and restated operating agreement of Enovation Controls, LLC, in order to provide liquidity to the Common Interestholders, each Common Interest, together with the corresponding number of our Class B Shares, held by a Common Interestholder, will be exchangeable for (i) one of our Class A Shares, or (ii) at our option, cash equal to the market value of one of our Class A Shares, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, subject to certain limitations. The exchange of the Common Interests and Class B Shares corresponding to these Common Interests for our Class A Shares will increase the number of outstanding Class A Shares and decrease the number of outstanding Class B Shares.

•	Following this offering, the members of Enovation Controls, LLC, other than us, will consist of Murphy Group, EControls Group and the Employee Holders.

Certain Attributes of Our Structure. Our structure following this offering will be designed to accomplish a number of objectives, the most important of which are as follows:

•	The structure will allow us to serve as a holding company, with our sole material asset being our ownership interest in Enovation Controls, LLC. The Common Interestholders, however, will retain their economic investment in the form of direct interests in Enovation Controls, LLC, rather than through our Class A Shares. Following this offering, all of the businesses operated by Enovation Controls, LLC or its subsidiaries prior to this offering, and all of the interests held by Enovation Controls, LLC and its subsidiaries in such businesses prior to this offering, will be operated or held, as the case may be, by Enovation Controls, LLC and its subsidiaries, and our current management will continue to manage these businesses. As a result, we and the Common Interestholders will participate in the net operating results of Enovation Controls, LLC on a pari passu basis, in accordance with our respective ownership of Enovation Controls, LLC.

•	In connection with this offering, we will issue to the Common Interestholders non-economic Class B “vote-only” shares that as a percentage of the combined voting power of our common stock will be equal to their economic ownership in Enovation Controls, LLC.

•	In the event that a Common Interestholder wishes to exchange Common Interests for Class A Shares, the holder must deliver the Common Interests to us, together with a corresponding number of Class B Shares, and in exchange therefor we will deliver to the exchanging holder a number of Class A Shares corresponding to the number of Common Interests delivered to us. We will cancel any Class B Shares delivered to us.

•	Under the terms of the amended and restated operating agreement of Enovation Controls, LLC, Common Interestholders will be able to exchange their Common Interests, together with a corresponding number of Class B Shares, for Class A Shares at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, subject to certain limitations.

The Transactions

In connection with this offering:

•	The amended and restated operating agreement of Enovation Controls, LLC will be amended and restated to provide, among other things, (i) for us to act as the sole managing member and (ii) that Common Interests held by the Common Interestholders together with a corresponding number of Class B Shares will be exchangeable for (a) one of our Class A Shares, or (b) at our option, cash equal to the market value of one of our Class A Shares, as applicable, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, subject to certain limitations, in order to provide liquidity to these holders.

•	We will issue the Class A Shares for net proceeds of approximately $ million, after deducting underwriting discounts (assuming the Class A Shares are sold at $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

•	We intend to use the net proceeds that we receive from this offering to purchase Common Interests directly from the Murphy Group, EControls Group, and Employee Holders and Enovation Controls, LLC at a price per Common Interest equal to the public offering price per share of our Class A Shares, less underwriting discounts. We will use $ million to purchase % of the Common Interests held by Murphy Group, $ million to purchase % of the Common Interests held by EControls Group and $ million to purchase % of the Common Interests held by the Employee Holders and $ million to purchase % of the Common Interests from Enovation Controls, LLC. Enovation Controls, LLC will use the proceeds from our purchase of Common Interests from it to repay offering expenses. Upon completion of the offering, we will have acquired Common Interests representing a % interest in Enovation Controls, LLC.

•	We will enter into a stockholders agreement with Murphy Group and EControls Group immediately prior to this offering. See “The Transactions—Stockholders Agreement.”

•	We will enter into a registration rights agreement with all Common Interestholders immediately prior to this offering. See “The Transactions—Registration Rights Agreement.”

•	We will enter into a tax receivable agreement with all Common Interestholders immediately prior to this offering. See “The Transactions—Tax Receivable Agreement.”

•	We will amend and restate our certificate of incorporation to provide for, among other things, the issuance of our Class A Shares and Class B Shares.

We refer to the foregoing collectively as the “Transactions.” No fairness opinion was sought nor was one obtained for any aspect of the Transactions. If you invest in our Class A Shares, your interest in us will be diluted to the extent of the difference between the initial public offering price per Class A Share and the pro forma net tangible book value per Class A Share after this offering, which is $        . Assuming we sell the Class A Shares in this offering at $         per share, the extent of your dilution will be $         per share. See “Dilution” for further information.

Operating Agreement of Enovation Controls, LLC

We will operate our business through Enovation Controls, LLC and its consolidated subsidiaries. The operations of Enovation Controls, LLC, and the rights and obligations of the Common Interestholders, will be set forth in the amended and restated operating agreement of Enovation Controls, LLC. The following description of the Enovation Controls, LLC amended and restated operating agreement is not complete and is qualified by reference to the full text of the agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Reorganization. Immediately prior to this offering, all of the currently outstanding Class B, C and D Management Interests will be converted into Common Interests that are subject to existing vesting requirements. We refer to such Common Interests that have not yet vested as the Restricted Common Interests. As a result of this conversion of membership interests, all of the Common Interestholders will hold the same class of Common Interests, except that certain Common Interests held by Employee Holders will remain subject to vesting.

Governance. We will serve as the sole managing member of Enovation Controls, LLC. As such, we will control its business and affairs and be responsible for the management of its business. No members of Enovation Controls, LLC, in their capacity as such, will have any authority or right to control the management of Enovation Controls, LLC or to bind it in connection with any matter. As noted above, however, the Founder Entities will have the ability to exercise majority voting control over us by virtue of their ownership of Class B Shares and the Stockholders Agreement, which will give them the ability to elect a majority of our board of directors and therefore control us in our capacity as managing member of Enovation Controls, LLC. Our board of directors will initially be composed of a total of              directors, including five directors appointed by the Founder Entities who will exercise a majority of the director voting power on all matters presented to the board of directors.

Rights of Members. Each Common Interest will entitle the holder to equal economic rights. Common Interestholders will have no voting rights by virtue of their ownership of Common Interests, except for the right to approve certain amendments to the operating agreement of Enovation Controls, LLC. See “—Amendments.” Common Interestholders will hold Class B Shares, enabling them to exert a significant percentage of our voting power. See “Risk Factors—Risks Related to Our Organizational Structure—Control by the Founder Entities of     % of the combined voting power of our common stock and the fact that they are holding their economic interest through Enovation Controls, LLC may give rise to conflicts of interest.”

As noted above, Enovation Controls, LLC currently has outstanding Class B, C and D Management Interests that were issued to certain of its employees. These interests are subject to forfeiture under some circumstances in connection with a termination of the employee member’s employment. Although these interests will be converted into Restricted Common Interests of Enovation Controls, LLC immediately prior to this offering, to the extent that the previously outstanding Class B, C and D Management Interests were subject to forfeiture at the time of conversion, then the Restricted Common Interests issued upon conversion generally also will be subject to forfeiture on the same terms, except that the definition of a change in control that results in a lapse of such forfeiture restrictions will be amended to be consistent with the Enovation Controls, Inc. 2014 Long-Term Incentive Plan, which we refer to as the 2014 Incentive Plan. We do not intend to cause Enovation Controls, LLC to issue profits interests in the future.

Net profits and net losses and distributions of Enovation Controls, LLC generally will be allocated and made to its members pro rata in accordance with the number of Common Interests they hold, whether or not vested.

Coordination of Enovation Controls, Inc. and Enovation Controls, LLC. At any time we issue a Class A Share for cash, the net proceeds received by us will be promptly transferred to Enovation Controls, LLC, and Enovation Controls, LLC will issue to us one of its Common Interests. At any time we issue a Class A Share pursuant to the 2014 Incentive Plan, we will contribute to Enovation Controls, LLC all of the proceeds that we receive (if any) and Enovation Controls, LLC will issue to us one Common Interest having the same restrictions, if any, attached to the Class A Shares issued under the 2014 Incentive Plan. Conversely, if we redeem or repurchase any of our Class A Shares, Enovation Controls, LLC will, immediately prior to our redemption or repurchase, redeem or repurchase an equal number of Common Interests held by us, upon the same terms and for the same price, as the Class A Shares are redeemed or repurchased. We can redeem or repurchase Class A Shares only if Enovation Controls, LLC first redeems or repurchases Common Interests we hold.

Under the terms of the Enovation Controls, LLC amended and restated operating agreement, we may in the future cause Enovation Controls, LLC to issue Common Interests or other, newly created classes of Enovation Controls, LLC securities to one or more investors having such rights, preferences and other terms as we determine, and in such amount as we may determine. In addition, we may in the future elect to compensate our employees by granting them Common Interests, whether or not subject to forfeiture, or profits interests or other securities. Any such issuance would have a dilutive effect on the economic interest we hold in Enovation Controls, LLC. In addition, we will issue our Class B Shares having one (1) vote per share on a one-for-one basis in connection with any future issuances of Common Interests, which would have a dilutive effect on the voting power of our then current holders of Class A Shares. The tax receivable agreement would cover any exchanges of Common Interests issued to the current parties to that agreement after the offering, and it is possible that new investors in the Common Interests issued after the offering may become parties to the tax receivable agreement as well.

Issuances and Transfer of Common Interests. Membership interests in Enovation Controls, LLC may be issued only to persons or entities to which we agree to permit the issuance of such interests in exchange for cash or other consideration, including, if applicable, the services of employees of Enovation Controls, LLC or its affiliates. The Common Interests held by the other Common Interestholders may be transferred without our consent only under limited circumstances, including to certain permitted transferees (i.e., an affiliate, family member or estate planning vehicle), and upon exchange for Class A Shares following this offering. A holder of Common Interests may not transfer any Common Interests to any person unless he transfers an equal number of our Class B Shares to the same transferee.

Exchange Rights. We have reserved for issuance              Class A Shares, representing the number of Common Interests that will be owned by the Murphy Group, EControls Group and Employee Holders immediately following this offering, in respect of the aggregate number of Class A Shares expected to be issued over time upon the exchanges by the Common Interestholders of Common Interests, unless we exercise our option to pay cash in lieu of Class A Shares for some or all of such exchanged Common Interests. As noted above, we may in the future cause Enovation Controls, LLC to issue additional Common Interests that would also be exchangeable for Class A Shares.

Common Interestholders may exchange their Common Interests at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, subject to certain limitations. A Common Interestholder may revoke or modify their exchange election at any time prior to the consummation of the exchange, including at any such time after we exercise our option to pay cash in lieu of Class A Shares for some or all of such exchanged Common Interests.

Delivery and Cancellation of Class B Shares. Any holder seeking to exchange Common Interests for Class A Shares must also deliver a corresponding number of Class B Shares for cancellation by us.

Indemnification and Exculpation. To the extent permitted by applicable law, Enovation Controls, LLC will indemnify us, as its managing member, its other members, its authorized officers, its other employees and agents from and against any losses, damages or expenses actually or reasonably incurred as a result of any acts or omissions performed or omitted by such person in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of Enovation Controls, LLC (and, with respect to a criminal proceeding, having had no reasonable cause to believe such person’s conduct was unlawful) either on behalf of or in furtherance of the interests of Enovation Controls, LLC, and performed or omitted in a manner reasonably believed by such person to be within the scope of his or her authority and so long as such person was not guilty of gross negligence or willful misconduct with respect to such act or omission.

We, as the managing member, the other members and the authorized officers and other employees and agents of Enovation Controls, LLC, will not be liable to Enovation Controls, LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions were performed or omitted by such person in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of Enovation Controls, LLC (and, with respect to a criminal proceeding, having had no reasonable cause to believe such person’s conduct was unlawful) either on behalf of or in furtherance of the interests of Enovation Controls, LLC, and performed or omitted in a manner reasonably believed by such person to be within the scope of his or her authority and so long as such person was not guilty of gross negligence or willful misconduct with respect to such act or omission.

Amendments. The amended and restated operating agreement of Enovation Controls, LLC may be amended with the written consent of the managing member in its sole discretion; provided, however, that no amendment, subject to certain limited exceptions, may materially and adversely affect the rights of a Common Interestholder, as such, other than on a pro rata basis with other Common Interestholders of the same class, without the consent of such Common Interestholder (or, if there is more than one such Common Interestholder that is so affected, without the consent of a majority of such affected Common Interestholders in accordance with their holdings of Common Interests).

Additionally, the consent of each Founder Entity that holds a number of Common Interests that is five percent (5%) or more of the number of Common Interests outstanding immediately following the closing of this offering is required for any amendment to the amended and restated operating agreement of Enovation Controls, LLC that:

•	reduces the right of any member to receive tax distributions other than on a pro rata basis with a reduction in taxable income allocable to such member and other holders of Common Interests of the same class;

•	precludes or limits the rights of any member to exercise its exchange rights under the terms of the amended and restated operating agreement of Enovation Controls, LLC;

•	requires any member to make a capital contribution;

•	materially increases the obligations of any member under the amended and restated operating agreement of Enovation Controls, LLC; or

•	results in Enovation Controls, LLC being treated as a corporation for tax purposes.

Registration Rights Agreement

In connection with the completion of this offering, we intend to enter into a registration rights agreement with all of the Common Interestholders pursuant to which we will be required to register the exchange under the federal securities laws of the Common Interests (and Class B Shares) held by them for Class A Shares. We have agreed, at our expense, to use our reasonable best efforts to file with the SEC a shelf registration statement providing for the exchange of the Common Interests (and Class B Shares) for Class A Shares and the resale of such shares thereafter upon the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, and to cause and maintain the effectiveness of this shelf registration statement until such time as all Class A Shares covered by this shelf registration statement have been exchanged. Further, each of the Founder Entities will be entitled to cause us, at our expense, to register the resale of the Class A Shares they will receive upon exchange of their Common Interests (and Class B Shares), which we refer to as their “demand” registration rights.

All Common Interestholders (as well as their permitted transferees) will be entitled to exercise “piggyback” rights in connection with any future public underwritten offerings we engage in for our account or for the account of others to whom we have granted registration rights after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to pro rata reduction if it is determined that the sale of additional shares would be harmful to the success of the offering. All fees, costs and expenses of underwritten registrations will be borne by us, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our registration obligations will be subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

Tax Receivable Agreement

As described above in “The Transactions,” we intend to use approximately $         of the net proceeds of this offering to purchase Common Interests from the existing members of Enovation Controls, LLC. In addition, as described under “The Transactions—Operating Agreement of Enovation Controls, LLC—Exchange Rights.” Common Interestholders may in the future exchange Common Interests (and Class B Shares) for Class A Shares on a one-for-one basis (or, at our option, cash). Enovation Controls, LLC will have in effect an election under Section 754 of the Code, which will result in an adjustment to our share of the tax basis of the assets owned by Enovation Controls, LLC at the time of such initial purchase of and subsequent exchanges of Common Interests. It is expected that the purchase and exchanges will result in increases in our share of the tax basis of the tangible and intangible assets of Enovation Controls, LLC that otherwise would not have been available. Any such increases in tax basis are, in turn, anticipated to create incremental tax deductions that would reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

We intend to enter into a tax receivable agreement with all Common Interestholders. The tax receivable agreement will require us to pay those Common Interestholders 85% of the amount of cash savings, if any, in U.S. federal, state and local income or franchise tax that we actually realize, or in some circumstances we are deemed to realize, in any tax year beginning with and following 2014 (a “covered tax year”) from increases in tax basis realized as a result of the initial purchase and any future exchanges by Common Interestholders of their Common Interests (and Class B Shares) for Class A Shares (or cash), including increases attributable to payments made under the tax receivable agreement and deductions attributable to imputed interest. We expect to benefit from the remaining 15% of cash savings, if any, in income and franchise tax that we actually realize during a covered tax year.

For purposes of the tax receivable agreement, cash savings in income tax and franchise tax will be computed by comparing our actual income and franchise tax liability (and of Enovation Controls, LLC and its subsidiaries, but only with respect to taxes imposed on Enovation Controls, LLC or its subsidiaries and allocable to us) for a covered tax year to the amount of such taxes that we would have been required to pay (and Enovation Controls,

LLC and its subsidiaries would have been required to pay, but only with respect to such taxes imposed on Enovation Controls, LLC or its subsidiaries and allocable to us) for such covered tax year had there been (i) no increase to our share of the tax basis of the tangible and intangible assets of Enovation Controls, LLC as a result of such sale and any such future exchanges and (ii) no deductions for imputed interest with respect to payments under the tax receivable agreement, and had we not entered into the tax receivable agreement. The tax receivable agreement continues until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement upon a change in control for an amount based on the remaining payments expected to be made under the tax receivable agreement or we breach any of our material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors.

While the actual amount and timing of any payments that may be made under the tax receivable agreement will vary depending upon a number of factors (including the timing of exchanges, the amount of gain recognized by an exchanging Common Interestholder, the amount and timing of our income and the tax rates in effect at the time any incremental tax deductions resulting from the increase in tax basis are utilized), we expect that the payments that we may make to the Common Interestholders pursuant to the tax receivable agreement could be substantial during the expected term of the tax receivable agreement. In addition, to the extent that we are unable to make payments under the tax receivable agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. The cash savings in income and franchise tax paid to any such Common Interestholders under the tax receivable agreement and any interest costs will reduce the cash that may otherwise be available to us for our operations and to make future distributions to holders of Class A Shares, including the investors in this offering. The payments under the tax receivable agreement are not conditioned upon the Common Interestholders’ continued ownership of interests in Enovation Controls, LLC.

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. A tax authority may challenge all or part of the tax basis increases or the amount or availability of any tax attributes discussed above, as well as other related tax positions we take, and a court could sustain such a challenge. The Common Interestholders will not reimburse us for any payments previously made to them pursuant to the tax receivable agreement in the event that, due to a successful challenge by the IRS or any other tax authority of the amount of any tax basis increase or the amount or availability of any tax attributes, our actual cash tax savings are less than the cash tax savings previously calculated and upon which prior payments under the tax receivable agreement were based. Instead, any excess cash payments made by us to a Common Interestholder will be netted against any future cash payments that we might otherwise be required to make under the terms of the tax receivable agreement. However, we might not determine that we have effectively made an excess cash payment to the Common Interestholders for a number of years following the initial time of such payment. As a result, in certain circumstances we could make cash payments under the tax receivable agreement to the Common Interestholders in excess of our cash tax savings. A successful challenge to our tax reporting positions could also adversely affect our other tax attributes and could materially increase our tax liabilities.

We will bear the costs of implementing the provisions of the tax receivable agreement. In addition, we will have full responsibility for, and sole discretion over, our tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by the Founder Entities.

The tax receivable agreement provides that upon certain mergers, asset sales, other forms of business combinations and other changes in control, we will be required to pay the Common Interestholders amounts based on assumptions (including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement) regarding the remaining payments expected to be made under the tax receivable agreement (at our option, these payments can be accelerated into a single payment at the time of the change in control). As a result, we could be required to make cash payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual cash tax savings we realize in respect of the tax attributes subject to the tax receivable agreement, and any upfront payment may be made years in advance of any actual realization of such future tax savings. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity, and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes in control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

Payments are generally due under the tax receivable agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 200 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the tax receivable agreement will continue to accrue interest at LIBOR plus 400 basis points until such payments are made, including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Stockholders Agreement

We expect to enter into the Stockholders Agreement, with Murphy Group and EControls Group that will become effective upon the completion of this offering. The Stockholders Agreement will contain agreements with respect to restrictions on the sale, issuance or transfer of our shares of our common stock that will prevent a Founder Entity from transferring its shares without the consent of the other Founder Entity, except in the case of sales to affiliates, sales to any member of its family group (as defined therein), in connection with a tag-along sale of our common stock by both Founder Entities or pursuant to the Registration Rights Agreement, until the earlier of the third anniversary of the offering and the time at which the Founder Entities collectively hold less than 10% of our outstanding Class A Shares and Class B Shares. The Stockholders Agreement will also grant each Founder Entity the right, subject to certain conditions, to nominate a specified number of designees to our board of directors and committees of our board of directors. Each Founder Entity will have the right to designate two members to our board of directors for so long as such Founder Entity owns 10% or more of our outstanding Class A Shares and Class B Shares. The Founder Entities will also have the right to designate one mutually agreed additional member to our board of directors. The Founder Entities will also agree to vote all of their shares of our common stock to elect such designees to our board of directors. If, at any time, a Founder Entity owns 5% or more but less than 10% of our outstanding Class A Shares and Class B Shares, such Founder Entity will have the right to designate one nominee for election to our board of directors. If a Founder Entity’s ownership level falls below 5% of our outstanding Class A Shares and Class B Shares, such Founder Entity will no longer have any right to designate a nominee and the right of the Founder Entities to mutually designate a designee will also terminate. In addition, for so long as the Founder Entities together hold at least 25% of the voting power of our outstanding common stock, certain actions may not be taken without the prior written consent of each Founder Entity owning at least 5% of the outstanding Class A Shares and Class B Shares on a combined basis, including:

•	any merger, recapitalization, issuance of voting securities or other adjustment in voting rights if, following such event, Murphy Group and EControls Group would not together have sufficient voting power or otherwise be entitled to elect a majority of our board of directors;

•	any sale of all or substantially all of our assets or the assets of Enovation Controls, LLC;

•	the issuance of any debt securities or equity securities by us or by any of our subsidiaries, other than certain issuances in accordance with employee benefit programs;

•	the creation of any new class or series of shares of equity securities that are senior to or on a parity with our Class A Shares and Class B Shares; and

•	any amendment of our certificate of incorporation or bylaws or the equivalent organization documents of us or of any of our subsidiaries in a manner that could reasonably be expected to adversely affect the rights of Murphy Group or EControls Group.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $         million, after deducting underwriting discounts (assuming the Class A Shares are sold at $         per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), or $         million if the underwriters exercise in full their option to purchase additional shares to cover overallotments. We intend to use $         million of the net proceeds of this offering to purchase Common Interests of Enovation Controls, LLC directly from the EControls Group, Murphy Group, and Employee Holders on a pro rata basis, based on vested Common Interests in the case of Employee Holders, at a price per Common Interest equal to the public offering price per share of our Class A Shares, less underwriting discounts. We intend to use the remaining $         million of the proceeds of this offering to purchase newly issued Common Interests of Enovation Controls, LLC from Enovation Controls, LLC at a price per Common Interest equal to the public offering price per share of our Class A Shares, less underwriting discounts. These proceeds will be used by Enovation Controls, LLC to pay estimated offering expenses. Upon completing of the offering, we will have acquired Common Interests representing a     % interest in Enovation Controls, LLC.

We will not retain any of the proceeds used to purchase Common Interests from Common Interestholders.

The net proceeds from any exercise of the underwriters’ overallotment option will be used to purchase a corresponding additional number of Common Interests directly from the EControls Group, Murphy Group, and Employee Holders at a price per Common Interest equal to the public offering price per share of our Class A Shares, less underwriting discounts.

A $         increase (decrease) in the assumed initial public offering price of $         per Class A Share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds by $         million and increase (decrease) the number of Common Interests purchased by us from the Common Interestholders by              Common Interests, assuming the number of Class A Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts.

DIVIDEND POLICY

We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of future dividends to holders of Class A Shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements, restrictions under our senior credit facility and any other debt agreements we are then party to, and other factors our board of directors deems relevant. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Shares—We are a holding company and depend upon our subsidiaries for our cash flow.”

On June 30, 2014, Enovation Controls, LLC made a one-time special distribution of $60.0 million to Murphy Group and EControls Group. Enovation Controls, LLC financed the one-time special distribution with borrowings under our senior credit facility. As we were not a Common Interestholder at the time of this distribution, investors in this offering will not be entitled to receive any dividend from us as a result of these prior distributions. See Note 11—“Subsequent Events” to our consolidated financial statements included elsewhere in this prospectus for further information on the one-time special distribution and our senior credit facility.

Enovation Controls, LLC paid tax-related distributions and other cash distributions to the Common Interestholders during the three months ended March 31, 2014 and the years ended December 31, 2013, 2012, and 2011. Tax-related distributions paid, in the aggregate, were $1.6 million, $8.7 million, $7.4 million, and $5.6 million for the three months ended March 31, 2014 and the years ended December 31, 2013, 2012, and 2011, respectively. Other cash distributions paid, in the aggregate, were $7.6 million, $20.3 million, $17.3 million and $8.1 million during the three month period ended March 31, 2014 and the years ended December 31, 2013, 2012, and 2011, respectively.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2014:

•	Enovation Controls, LLC, on an unaudited historical basis;

•	Enovation Controls, LLC, on a pro forma basis to reflect the (i) borrowing of $85.5 million under its senior credit facility on June 30, 2014, (ii) the use of the proceeds from such borrowing to repay $24.4 million of outstanding debt and to make a $60.0 million one-time cash distribution to Murphy Group and EControls Group, and (iii) to pay $0.6 million of financing costs on June 30, 2014; and

•	Enovation Controls, Inc., on a pro forma as adjusted basis for March 31, 2014, giving effect to the Transactions as described under “The Transactions,” including the sale by us of Class A Shares in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting the underwriting discounts, and our use of net proceeds as set forth under “Use of Proceeds.”

You should read this table together with, and it is qualified in its entirety by reference to, “The Transactions,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” and our consolidated financial statements and the related notes and other financial information appearing elsewhere in this prospectus.

	As of March 31, 2014 (in thousands)
	Historical Enovation Controls, LLC	Pro Forma Enovation Controls, LLC	Pro Forma as Adjusted Enovation Controls, Inc.
Cash	$5,966	$	$

Long-term debt (including current portion) and other long-term liabilities	$31,997
Common interestholders’ capital/stockholders’ equity
Common interestholders’ equity	55,355

Class A common stock, par value $0.00001 per share, none authorized, issued or outstanding, actual or pro forma;          shares to be authorized, and          shares to be issued and outstanding, on a pro forma as adjusted basis

Class B common stock, par value $0.00001 per share, none authorized, issued or outstanding, actual or pro forma;          shares to be authorized, and          shares to be issued and outstanding, on a pro forma as adjusted basis

Accumulated other comprehensive income	318

Total common interestholders’/stockholders’ equity attributable to the company	55,673
Non-controlling interest	—

Total equity	55,673

Total capitalization	$87,670

DILUTION

If you invest in our Class A Shares, your interest will be diluted to the extent of the difference between the offering price per Class A Share and the pro forma net tangible book value per Class A Share after this offering. Dilution results from the fact that the per share offering price of the Class A Shares is substantially in excess of the net tangible book value per share attributable to the Common Interestholders. Net tangible book value represents net book equity excluding intangible assets, if any.

Our net tangible book value (deficit) as of                     , 2014 was $         million, or $         per Class A Share, assuming that the Common Interestholders exchange all of their Common Interests (and Class B Shares) for an equivalent number of our Class A Shares on such date.

After giving effect to the sale of              Class A Shares at an assumed offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus in this offering, after deducting the underwriting discounts and estimated offering expenses payable by Enovation Controls, LLC, our pro forma net tangible book value as of                     , 2014 was $         million, or $         per Class A Share, assuming that the Common Interestholders exchange all of their Common Interests (and Class B Shares) for an equivalent number of our Class A Shares on such date.

The following table illustrates the pro forma immediate increase in book value of $         per Class A Share for the Common Interestholders and the immediate dilution of $         per share to purchasers of Class A Shares in this offering, assuming the underwriters do not exercise their option to purchase up to              additional Class A Shares to cover overallotments.

Assumed initial public offering price per share of Class A Shares	$
Pro forma net tangible book value (deficit) per Class A Share as of , 2014
Increase in pro forma net tangible book value per Class A Share attributable to investors in this offering
Pro forma as adjusted net tangible book value per Class A Share after this offering

Dilution to investors in this offering per Class A Share	$

A $         increase (decrease) in the assumed offering price of $         per Class A Share would increase (decrease) our net tangible book value after this offering by $         million, our pro forma as adjusted net tangible book value per share after this offering by $         per share, and the dilution to investors in this offering by $         per Class A Share, assuming the number of Class A Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated offering expenses payable by Enovation Controls, LLC.

The following table summarizes, on the same pro forma basis as of                     , 2014, the differences between the Common Interestholders, assuming that each of them exchanges all of their Common Interests (and Class B Shares) for an equivalent number of Class A Shares on such date, and the purchasers of Class A Shares in this offering with respect to the number of Class A Shares purchased from us, the total consideration paid by the Common Interestholders and the investors in this offering, and the average price per Class A Share paid by investors in this offering and the average price per Common Interest paid by the Common Interestholders before deducting the underwriting discount and estimated offering expenses.

Total Consideration
		(in thousands)	Average Price per Share
	Shares Purchased	$ Percent
Existing equity holders
Investors in this offering(1)

(1)	A $ increase (decrease) in the assumed offering price of $ per Class A Share would increase (decrease) total consideration paid by investors in this offering by $ million, assuming the number of Class A Shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters’ option to purchase up to              additional Class A Shares to cover overallotments is exercised in full, the pro forma as adjusted net tangible book value per Class A Share after this offering as of                     , 2014 would be $         per Class A Share and the dilution to investors in this offering would be $         per Class A Share. Furthermore, the percentage of our common stock owned (on a fully-diluted basis) by the Common Interestholders would decrease to     % and the percentage of our common stock owned (on a fully-diluted basis) by the investors in this offering would increase to     %.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following table shows our unaudited pro forma condensed consolidated financial information for the periods and as of the dates indicated. We derived the unaudited pro forma condensed consolidated financial information set forth below by the application of pro forma adjustments to Enovation Controls, LLC’s audited and unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2014 and the unaudited pro forma condensed consolidated statements of income for three month period ended March 31, 2014 and the year ended December 31, 2013 present our consolidated financial position and results of operations to give pro forma effect to (i) the Transactions as described in “The Transactions,” which include the reorganization transactions and the sale of              Class A Shares in this offering (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares) at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), and the application of the net proceeds from this offering as described in “Use of Proceeds,” (ii) the tax receivable agreement we will enter into with the existing Common Interestholders, and (iii) a one-time special distribution of $60.0 million to Murphy Group and EControls Group and borrowings of $85.5 million under our senior credit facility to pay this distribution and repay existing debt, in each case as if they had been completed as of January 1, 2013, with respect to the unaudited pro forma condensed consolidated statements of income, and March 31, 2014, with respect to the unaudited pro forma condensed consolidated balance sheet.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the transaction set forth above been consummated on the dates indicated, and do not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. You should read our unaudited pro forma condensed consolidated financial information and the accompanying notes in conjunction with the consolidated historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Enovation Controls, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2014

(Amounts in thousands, except per share data)

	Historical Enovation Controls, LLC	Pro Forma Adjustments (a)	Pro Forma Enovation Controls, LLC	Pro Forma Adjustments for Offering	Notes	Pro Forma Enovation Controls, Inc.
Assets
Current assets:
Cash	$5,966		$5,966
Accounts receivable, net	36,612		36,612
Notes receivable	8,276		8,276
Inventories, net	34,342		34,342
Prepaid expenses, deposits and other current assets	1,043		1,043		(e)

Total current assets	86,239		86,239

Property, plant and equipment, net	19,949		19,949
Goodwill	605		605
Intangible assets	2,516		2,516
Deferred tax assets	—		—		(b)
Other assets	322		322

Total assets	$109,631		$109,631

Liabilities and common interestholders’/stockholders’ equity
Current liabilities:
Accounts payable	$9,994		$9,994
Accrued liabilities	10,736		10,736
Current portion of notes payable	1,231		1,231

Total current liabilities	21,961		21,961

Long-term debt	16,947	60,000	76,947
Other long-term liabilities, net of current portion	15,050		15,050
Payable to related parties pursuant to tax receivable agreement	—	—	—		(b)

Deferred tax liabilities	—	—	—		(b)

Total liabilities	53,958	60,000	113,958

Common interestholders’/stockholders’ equity	55,355	(60,000)	(4,645)		(d)
Common interestholders’ accumulated other comprehensive income	318		318
Class A common stock	—		—
Class B common stock
Additional paid-in capital	—		—		(c)(d)(e)
Retained earnings	—		—

Total common interestholders’/stockholders’ equity attributable to Enovation Controls, Inc.	55,673	(60,000)	(4,327)
Non-controlling interest	—				(c)(d)

Total common interestholders’/stockholders’ equity	55,673	(60,000)	(4,327)

Total liabilities and common interestholders’/stockholders’ equity	$109,631		$109,631

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)	Reflects the net effect on debt and Common Interestholders’ equity of borrowings to fund the cash distributions to Murphy Group and EControls Group of $60.0 million.

(b)	Reflects adjustments to give effect to the tax receivable agreement (as described in “Certain Relationships and Related Transactions—Tax Receivable Agreement”) based on the following assumptions:

•	we will record an increase of $ million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of % (which includes a provision for U.S. federal, state, and local income taxes and franchise taxes);

•	we will record $ million, representing 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase to the liability under the tax receivable agreement;

•	we will record an increase of $ million in deferred tax reflecting the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax basis. The deferred tax arise from taxable temporary differences primarily related to depreciation on property, plant and equipment;

•	we will record an of $ million to additional paid-in-capital, which is an amount equal to the difference between the increase in deferred tax assets and liabilities and the increase in the liability due to Common Interestholders under the tax receivable agreement; and

•	there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

The step up in basis for the tax receivable agreement will depend on the fair value of the Class A Shares at the time of the exchange, whether the step up is at the time the Transactions are effected or at any future exchange of the Common Interests. There is no way to predict the timing or value of the step up of any future exchanges. If the tax receivable agreement were terminated immediately after the offering, we estimate it would require an early termination payment of approximately $         to the Common Interestholders.

(c)	Represents adjustments to stockholders’ equity reflecting (i) par value for Class A and Class B Shares to be outstanding following this offering, (ii) an increase of $ million of additional paid-in-capital due to the deferred tax asset, tax receivable agreement and deferred tax liabilities as described in Note (b) above and (iii) a decrease of $ million in retained earnings to allocate a portion of equity to non-controlling interest.

(d)	As described in “The Transactions,” we will become the sole managing member of Enovation Controls, LLC. We will initially own less than 100% of the economic interest in Enovation Controls, LLC, but will have 100% of the voting power and control the management of Enovation Controls, LLC. As a result, we will consolidate the financial results of Enovation Controls, LLC and will record a non-controlling interest. Immediately following this offering, the non-controlling interest, based on the assumptions used to develop the pro forma, will be % of the sum of the stockholders’ equity attributable to pro forma Enovation Controls, Inc. and non-controlling interest. Pro forma non-controlling interest represents % of the pro forma equity of Enovation Controls, LLC of $ million, which differs from our pro forma equity as the former is not affected by the adjustments related to the tax receivable agreement described in Note (b).

(e)	Offering expenses are expected to be approximately $ . At March 31, 2014, $ had been paid or accrued, all of which has been included in prepaid expenses.

Enovation Controls, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Income

Three months ended March 31, 2014

(Amounts in thousands, except per share data)

	Historical Enovation Controls, LLC	Pro Forma Adjustments (f)	Pro Forma Enovation Controls, LLC	Pro Forma Adjustments for Offering	Notes	Pro Forma Enovation Controls, Inc.
Net sales	$71,069		$71,069
Costs of goods sold	41,410		41,410

Gross profit	29,659		29,659

Operating expenses
Selling, general and administrative expenses	21,682		21,682		(g)
Research and development expenses	10,136		10,136

Operating expenses	31,818		31,818

Loss from operations	(2,159)		(2,159)

Other expense
Interest, net	(137)	(315)	(452)
Other	(160)		(160)

Total other expenses	(297)	(315)	(612)

Loss before provision for income taxes	(2,456)	(315)	(2,771)
Provision for income taxes	(429)		(429)		(h)

Net loss	$(2,885)	$(315)	$(3,200)

Less: Net income attributable to non-controlling interest					(i)

Net income attributable to Enovation Controls, Inc.

Net income attributable to Enovation Controls, Inc. per Class A common share
Basic					(j)
Diluted					(j)
Weighted average shares of Enovation Controls Class A common stock outstanding
Basic					(j)
Diluted					(j)

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Income

Three months ended March 31, 2014

(f)	Interest expense related to the additional $60.0 million of long-term debt associated with the one-time distribution to Murphy Group and EControls Group. Interest expense includes the amortized loan origination fees of $0.6 million that are being amortized over the debt agreement term of 5 years. We considered whether to make adjustments to the pro forma interest expense on our credit facility with Prosperity Bank due to the decrease in interest rates that occurred when we refinanced our credit agreement, but it was determined that the net effect was not significant.

(g)	Upon closing the Transactions, we expect to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including, but not limited to, costs associated with the preparation of annual and quarterly reports we will be required to file with the SEC, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, independent director compensation, and exchange listing expenses. We estimate these incremental general administrative expenses will initially total approximately $2.5 million annually. These incremental expenses are not reflected in the historical consolidated and combined financial statements or in the unaudited pro forma financial statements.

(h)	Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any taxable income of Enovation Controls, LLC. As a result, the pro forma consolidated statement of operations reflects an adjustment to our provision for corporate income taxes to reflect an effective rate of %, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdictions.

(i)	As described in “The Transactions,” we will become the sole managing member of Enovation Controls, LLC. We will initially own less than 100% of the economic interest in Enovation Controls, LLC, but will have 100% of the voting power and control the management of Enovation Controls, LLC. Immediately following this offering, the non-controlling interest will be %. Net income attributable to the non-controlling interest represents %, or $ of income before income taxes of $ for the three months ended March 31, 2014.

(j)	The Class B Shares do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share.

Enovation Controls, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Income

Year ended December 31, 2013

(Amounts in thousands, except per share data)

	Historical Enovation Controls, LLC	Pro Forma Adjustments (k)	Pro Forma Enovation Controls, LLC	Pro Forma Adjustments for Offering	Notes	Pro Forma Enovation Controls, Inc.
Net sales	$255,582		$255,582
Costs of goods sold	147,323		147,323

Gross profit	108,259		108,259

Operating expenses
Selling, general and administrative expenses	43,566		43,566
Research and development expenses	23,628		23,628

Operating expenses	67,194		67,194

Income from operations	41,065		41,065

Other expense
Interest, net	(440)	(1,260)	(1,700)
Other	88		88

Total other expenses	(352)	(1,260)	(1,612)

Income before provision for income taxes	40,713	(1,260)	39,453
Provision for income taxes	(793)		(793)		(l)

Net income	$39,920	$(1,260)	$38,660

Less: Net income attributable to non-controlling interest					(m)

Net income attributable to Enovation Controls, Inc.

Net income attributable to Enovation Controls, Inc. per Class A common share
Basic					(n)
Diluted					(n)
Weighted average shares of Enovation Controls, Inc. Class A common stock outstanding
Basic					(n)	$
Diluted					(n)	$

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Income

Year ended December 31, 2013

(k)	Interest expense related to the additional $60.0 million of long-term debt associated with the one-time distribution to Murphy Group and EControls Group. Interest expense includes the amortized loan origination fees of $0.6 million that are being amortized over the debt agreement term of 5 years. We considered whether to make adjustments to the pro forma interest expense on our credit facility with Prosperity Bank due to the decrease in interest rates that occurred when we refinanced our credit agreement, but it was determined that the net effect was not significant.

(l)	Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any taxable income of Enovation Controls, LLC. As a result, the pro forma consolidated statement of operations reflects an adjustment to our provision for corporate income taxes to reflect an effective rate of %, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdictions.

(m)	As described in “The Transactions,” we will become the sole managing member of Enovation Controls, LLC. We will initially own less than 100% of the economic interest in Enovation Controls, LLC, but will have 100% of the voting power and control the management of Enovation Controls, LLC. Immediately following this offering, the non-controlling interest will be %. Net income attributable to the non-controlling interest represents %, or $ of income before income taxes of $ for the year ended.

(n)	The Class B Shares do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents the selected historical consolidated financial data of Enovation Controls, LLC, our accounting predecessor. The consolidated statement of operations data for the years ended December 31, 2013, 2012, and 2011, and the consolidated balance sheet data as of December 31, 2013 and 2012, have been derived from Enovation Controls, LLC’s audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2010 and 2009 and the consolidated balance sheet data as of December 31, 2011, 2010, and 2009, have been derived from Enovation Controls, LLC’s audited consolidated financial statements not included in this prospectus.

The consolidated statement of operations data for the three months ended March 31, 2014 and 2013 and the consolidated balance sheet data as of March 31, 2014, have been derived from Enovation Controls, LLC’s unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations as of the dates and for the periods indicated.

The selected historical consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

The financial statements of Enovation Controls, Inc. have not been presented below as it is a newly incorporated entity, has nominal capitalization, had no business transactions or activities to date and had no assets or liabilities during the periods presented below. Enovation Controls, LLC will be considered the predecessor of Enovation Controls, Inc. for accounting purposes and the consolidated financial statements of Enovation Controls, LLC will be the historical financial statements of Enovation Controls, Inc. following this offering.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009(1)
(in thousands)
Consolidated Statement of Operations Data:
Net sales	$71,069	$61,734	$255,582	$218,556	$193,739	$147,999	$79,227
Cost of goods sold	41,410	35,710	147,323	137,078	122,069	92,365	51,471

Gross profit	29,659	26,024	108,259	81,478	71,670	55,634	27,756

Operating expenses
Selling, general and administrative expenses	21,682	10,087	43,566	36,568	34,708	25,730	16,395
Research and development expenses	10,136	5,764	23,628	20,429	17,349	15,384	8,391
Goodwill impairment	—	—	—	6,462	—	—	—

Operating expenses	31,818	15,851	67,194	63,459	52,057	41,114	24,786

(Loss) income from operations	(2,159)	10,173	41,065	18,019	19,613	14,520	2,970

Other income (expenses)
Interest, net	(137)	(94)	(440)	(482)	(587)	(547)	(592)
Gain on early extinguishment of debt	—		—	—	379	—	—
Other	(160)	15	88	251	(387)	(657)	459

Total other expenses	(297)	(79)	(352)	(231)	(595)	(1,204)	(133)

(Loss) income before provision for income taxes	(2,456)	10,094	40,713	17,788	19,018	13,316	2,837
Provision for income taxes	(429)	(161)	(793)	(204)	(383)	(460)	(462)

Net (loss) income	$(2,885)	$9,933	$39,920	$17,584	$18,635	$12,856	$2,375

Less income attributable to noncontrolling interest	—	—	—	—	—	—	143

Net income attributable to Enovation Controls, LLC	—	—	—	—	—	$12,856	$2,232

Other comprehensive (loss) income
Foreign currency translation adjustments	(91)	(456)	379	468	131	—	—
Reclassification of goodwill translation adjustment to income	—	—	—	1,143	—	—	—

Other comprehensive (loss) income	(91)	(456)	379	1,611	131	—	—

Comprehensive (loss) income	$(2,976)	$9,477	$40,299	$19,195	$18,766	$12,856	$2,232

Other Data:
Adjusted EBITDA(2)	$14,358	$11,588	$47,226	$30,091	$24,519	$18,931	$5,699

	As of March 31, 2014	As of December 31,
		2013	2012	2011	2010	2009
(in thousands)
Balance Sheet Data:
Cash	$5,966	$5,985	$5,266	$3,509	$2,918	$7,230
Working capital	64,278	60,197	48,254	52,537	36,202	30,095
Total assets	109,631	104,735	92,908	101,214	80,434	69,392
Total long-term debt and other long-term liabilities	31,997	17,416	18,296	20,472	9,122	12,982
Common interestholders’ equity	55,673	67,863	56,502	61,958	57,051	47,692

(1)	Enovation Controls, LLC’s consolidated financial statements for the year ended December 31, 2009, include full year results for Murphy Industries, LLC and three months results (from October 1, 2009 through December 31, 2009) for EControls, LLC.

(2)	We define Adjusted EBITDA as consolidated net income before depreciation and amortization, interest expense and provision for income tax adjusted for the impact of certain items that we do not consider representative of our ongoing operating performance. Adjusted EBITDA includes adjustments to consolidated net income (loss) before depreciation and amortization, interest expense and provision for income taxes, for impairment of goodwill charges. Non-cash compensation and Transactions expenses. Because Adjusted EBITDA omits certain non-cash items and other infrequent cash charges, we believe that it is less susceptible to variances in actual performance resulting from depreciation, amortization, other non-cash charges and other infrequent cash charges and is more reflective of our operating performance.

We use Adjusted EBITDA to evaluate and control our cash operating costs and to measure our operating profitability. We believe the presentation of Adjusted EBITDA enhances our investors’ overall understanding of the financial performance and cash flow of our business. We present Adjusted EBITDA because we believe it is useful as a supplemental measure in evaluating the performance of our operating businesses and provides greater transparency into our results of operations. You should not consider Adjusted EBITDA in isolation, nor as an alternative to net income (loss), determined in accordance with GAAP, as an indicator of operating performance, or as an alternative to net cash provided by operating activities, determined in accordance with GAAP, as an indicator of our cash flow. A directly comparable GAAP measure to Adjusted EBITDA is net income (loss). The following is a reconciliation of net income (loss) to Adjusted EBITDA:

	Three Months Ended March 31,		Year ended December 31,
	2014	2013	2013	2012	2011	2010	2009
(in thousands)
Net (loss) income	$(2,885)	$9,933	$39,920	$17,584	$18,635	$12,856	$2,375
Plus:
Interest, net	137	94	440	482	587	547	592
Provision for income taxes	429	161	793	204	383	460	462
Depreciation expense	967	693	3,245	2,441	2,172	1,943	1,549
Amortization of intangibles	708	707	2,828	2,918	2,742	3,125	721
Goodwill impairment	—	—	—	6,462	—	—	—
Non-cash compensation	14,511	—	—	—	—	—	—
Transactions expenses	491	—	—	—	—	—	—

Adjusted EBITDA	$14,358	$11,588	$47,226	$30,091	$24,519	$18,931	$5,699

Adjusted EBITDA has limitations as an analytical tool, and you should not consider Adjusted EBITDA either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

•	this measure does not reflect changes in, or cash requirements for, our working capital needs;

•	this measure does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	this measure does not reflect our income tax expense or the cash requirements to pay our taxes;

•	this measure does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	this measure does not reflect the impact of equity based compensation upon our operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often require replacement in the future, and this measure does not reflect any cash requirements for such replacements; and

•	other companies may calculate this measure differently so our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

The historical financial data discussed below reflects the historical results of operations and financial condition of Enovation Controls, LLC and its consolidated subsidiaries and does not give effect to the Transactions. See “The Transactions” and “Unaudited Pro Forma Consolidated Financial Information” included elsewhere in this prospectus for a description of the Transactions and their effect on our historical results of operations.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements.

Overview

We are a global provider of digital control systems for gaseous fuel engines and engine-driven equipment focused on the vehicle and energy markets. We develop systems that are utilized in commercial CNG/LNG trucks and buses, natural gas production, power generation, and a wide variety of industrial and off-highway applications. Our products provide control, protection, and monitoring solutions to our customers, and enable them to meet global emissions standards while allowing operation of their equipment in extreme environments. Our EControls® and Murphy® brands provide integrated turnkey solutions that combine proprietary software platforms and customized hardware.

Our solutions represent a small portion of the overall cost of the end-use application, but are integral to system functionality and operating performance. We have developed numerous customer relationships, including several Fortune Global 500 corporations, based on technical collaboration. In 2013, we generated $256 million in revenue and $41 million in operating income from our 70 product families across more than 4,000 customers globally. We are geographically diverse, generating approximately 30% of our revenues in 2013 from international markets, including more than $60 million from the rapidly growing Asian market.

Our solutions include a variety of engine control and monitoring systems, sensors, displays, and supervisory panels that are used across several industries. Through our EControls® and Murphy® brands, we target two primary markets: Vehicles and Energy.

We generally seek to localize our product manufacturing and support to our customer base around the world. We have established manufacturing, sales, and engineering application centers in the U.S., Mexico, the U.K., China, India, and South Korea to serve our key geographies. We currently operate five manufacturing and distribution centers in the U.S., Europe, and Asia. In 2015, we plan to open the China Enovation Center, co-located with our manufacturing operations in Hangzhou, China. This Center will provide additional technical and support services for our customers in the Vehicle market in China, India, South Korea, and Japan and will include sophisticated engine calibration and certification capabilities.

Trends Impacting Our Business

We believe we are positioned to benefit from a number of significant trends driving demand in the industries in which we compete:

•	Expected significant global increase in the production of and demand for natural gas supported by attractive cost, environmental, and geopolitical benefits relative to other hydrocarbon fuels;

•	Anticipated growth in demand for advanced natural gas compression system controls in oil and gas applications driven by increased shale and tight formation production in the U.S. and globally;

•	Global adoption of NGVs due to significant economic and environmental advantages:

¡	According to ACT Research, natural gas could power 50% of Class 8 trucks produced for the U.S. market by 2025, up from 6% in 2013;

¡	China is one of the largest and fastest growing NGV markets globally—the number of NGVs in China across all classes has grown from 36,000 in 2002 to approximately 1.6 million in 2012, at a CAGR of 45.9% according to NGV Global;

•	Increasingly stringent global emissions regulations driving demand for advanced engine technologies that enable lower emissions, greater fuel economy, and regulatory compliance; and

•	Widespread adoption of advanced digital control solutions which integrate technologies such as high-resolution displays, highly configurable software, GPS navigation, telematics, vehicle management systems, and diagnostics to improve engine safety, energy efficiency, performance, and reliability with less dependence on operator skill.

Key Factors Impacting Operations

Since the merger of EControls and Murphy in 2009, a number of key factors have had, and will continue to have, a significant impact on our results of operations and cash flows, including:

•	Our revenues have grown 16.9%, 12.8%, and 30.9% for the years ended 2013, 2012, and 2011, respectively. Core market growth significantly contributed to that growth but new product introductions were also instrumental in creating additional revenue.

•	Our business has low capital intensity. We make significant investments in research and development and in headcount as we grow around the world. We require additional working capital for inventory and accounts receivable to support our sales growth. Historically, capital expenditures of less than 3% of revenue have been adequate to support our growth.

•	In 2010, we merged the general and administrative function and the research and development function of EControls and Murphy, which resulted in improved processes, significant product development velocity, and several new products. Those new products began producing revenue in late 2011 and subsequent years.

•	In 2011, we moved the historical EControls operations into a newly leased 130,000 square foot facility in San Antonio, Texas with significant additional office and manufacturing space. In connection with this move, we increased our engine calibration capacity, and our circuit board production capacity, and added a variety of new research and development test equipment. These increases in production and research and development capacity improved our product testing capability resulting in increased research and development costs but are expected to lead to eventual manufacturing production cost savings.

•	In early 2013, we implemented a number of additional lean productivity initiatives including shorter supplier lead times, visual factory management, and targeted performance metrics. These lean productivity initiatives were fully implemented in 2013 and resulted in a reduction in inventory, manufacturing lead-time improvements, and improved manufacturing execution which reduced production and overhead costs and significantly improved margins in 2013.

•	In the second quarter of 2013, we moved certain manufacturing operations for the support of the commercial NGV market from the U.S. into our facility in Hangzhou, China, to be closer to our customers which reduced lead times but also increased our working capital requirements for accounts and notes receivables.

Key Operating and Financial Performance Metric

In addition to measures of financial performance presented in our consolidated financial statements, we monitor the key metric set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies.

Adjusted EBITDA

We monitor Adjusted EBITDA, a non-GAAP financial measure, to analyze our financial results and we believe that it is useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance and understanding our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expense items that we exclude from Adjusted EBITDA. Furthermore, we also use Adjusted EBITDA to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP, and our calculation of Adjusted EBITDA may differ from that of other companies in our industry. We have calculated Adjusted EBITDA as net income before interest, income taxes, depreciation, amortization, impairment of goodwill, non-cash compensation, and the Transactions expenses.

The following table reconciles Adjusted EBITDA with our net income, as derived from our financial statements, for the indicated periods (in thousands):

	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2014	2013	2013	2012	2011
Net (loss) income	$(2,885)	$9,933	$39,920	$17,584	$18,635
Interest, net	137	94	440	482	587
Provision for income taxes	429	161	793	204	383
Depreciation expense	967	693	3,245	2,441	2,172
Amortization of intangibles	708	707	2,828	2,918	2,742
Goodwill impairment	—	—	—	6,462	—
Non-cash compensation	14,511	—	—	—	—
Transactions expenses	491	—	—	—	—

Adjusted EBITDA	$14,358	$11,588	$47,226	$30,091	$24,519

Components of Results of Operations

Net Sales

We generate revenue from the sale of control and monitoring systems for engines and engine-driven equipment for commercial CNG/LNG trucks and buses, natural gas compressors, natural gas production, distributed power generation and a wide variety of industrial and off-highway applications including industrial mobile and stationary engines and their associated equipment. We also generate revenue from replacement parts and services in the same applications. Net sales are derived from gross sales less sales discounts.

Cost of Goods Sold

Our cost of goods sold includes all of the costs to manufacture our products, such as raw materials, electronic components, direct labor and benefits, indirect labor and benefits, and other factory overhead and supplies. For raw materials, components, accessories and products manufactured by third-party vendors, such costs represent the amounts invoiced by vendors. Shipping costs and depreciation expenses related to manufacturing equipment and facilities are also included in cost of goods sold.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include salaries, benefits, and other personnel expenses; non-manufacturing overhead; travel expenses; third-party professional fees; and costs of advertising and various marketing programs. Our growth in headcount and operations has resulted in increased employee compensation and benefits as well as additional expenses relating to the acquisition of employee talent including recruiting fees and relocation expenses. We expect this trend to continue as we invest in the business. Warranty reserves and costs associated with the repair and or replacement of our products under warranty are also included in selling costs.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes–Oxley Act. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes–Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur.

Research and Development Expenses

Research and development expenses include compensation costs and benefits for employees with technical software and hardware engineering expertise, direct materials and expense items incurred in research and development projects, and test equipment operating costs. Testing costs include operating costs, depreciation, and overhead on the test equipment and facilities used for prototyping, testing, and development activities.

Goodwill Impairment and other Intangibles and Long Lived Assets

We hold amortizing and non-amortizing intangible assets and long-lived assets. We evaluate these assets for impairment as further discussed in “—Critical Accounting Policies and Estimates—Goodwill–Impairment Assessments.” These evaluations have in the past resulted in impairment losses for certain of these assets based on the specific facts and circumstances and our estimates of those assets’ fair value. Based on economic conditions or other factors, we may be required to take additional impairment losses to reflect further declines in our asset values.

Interest, net

Interest expense includes the interest charged on our outstanding debt by financing institutions plus the loan origination fees and expenses charged by the lending institutions amortized over the life of the loan. Interest income includes interest earned on short term cash investments.

Income Taxes

Enovation Controls, LLC is currently taxed as a partnership for U.S. federal income tax purposes. Therefore, Enovation Controls, LLC is a pass through entity for U.S. tax purposes and as such taxes are paid at the common interestholder level and taxes are not recorded on the books of Enovation Controls, LLC for U.S. tax purposes. However, our international subsidiaries are taxable entities and all provisions for income taxes for Enovation Controls, LLC are solely related to its subsidiaries’ international operations. Following the Transactions, Enovation Controls, Inc. will be subject to U.S. federal income taxation and its consolidated income tax expense and deferred tax assets and liabilities will reflect its allocable share of the taxable earnings of Enovation Controls, LLC. The amended and restated operating agreement of Enovation Controls, LLC requires Enovation Controls, LLC to make pro rata tax distributions to all of its members, including Enovation Controls, Inc, on a quarterly basis by the tenth day of each March, June, September, and December of each taxable year. Tax distributions are subject to the availability of sufficient funds and to restrictions or limitations imposed by applicable law or any agreement to which Enovation Controls, LLC is bound.

We will be subject to U.S. federal and state income tax in multiple jurisdictions. Some of these jurisdictions have higher statutory tax rates than others. Accordingly, our effective tax rates will vary depending on the relative proportion of income in various states or jurisdictions, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws.

The tax receivable agreement executed in conjunction with the Transactions will result in a deferred tax asset or a reduction in a deferred tax liability and a payable to the Common Interest Holders. See the Unaudited Condensed Pro Forma Consolidated Financial Information for further discussion on taxes after the Transactions.

Non-Cash Compensation

In July 2011, the Common Interestholders of Enovation Controls, LLC approved a Profits Interest Plan, which we refer to as the Plan which provides for the issuance of profits interest units to key employees and advisory board directors, which we refer to as Management Interests, of Enovation Controls, LLC. Class B, C, and D profits interest units were issued under the Plan in 2011, 2013 and 2014, respectively. The profits interest units generally vest over four or five years subject to continued service and only provide the participants with benefits (in the form of distributions) if the distributions from Enovation Controls, LLC exceed specified threshold values. Distributions to date have not reached the minimum thresholds, nor are they expected to reach the minimum thresholds prior to the Transactions, for any of the Management Interests. The profits interest units do not require the payment of an exercise price but since they are similar economically to stock options they are classified as options for compensation purposes. The profits interest units vest as the required service periods are met but are not exercisable.

Management accounted for these profits interest units as liability awards as the units will settle in cash after seven years at a valuation to be determined by Enovation Controls, LLC. Accounting Standards Codification (ASC) 718, Compensation—Stock Compensation, states liability awards issued by nonpublic entities have an accounting policy choice when it comes to determining the fair value of the award units. Enovation Controls, LLC elected to value these profits interest units utilizing the intrinsic value method. The Plan made it unlikely any payout would occur prior to an event such as a significant investment in Enovation Controls, LLC, a sale of part or all of the company or an initial public offering. At each of the prior reporting periods, the intrinsic value of the awards was less than the threshold given the valuation methodology used and the fact that no event was anticipated. ASC 718 requires a fair value calculation for liability awards for publicly traded entities. In anticipation of an initial public offering, the March 31, 2014 statements reflect the vested award units at estimated fair value using the hybrid of a Black Scholes option pricing model (OPM) and a probability weighted expected return method (PWERM) prepared by an independent third party. See Note 7—“Stock Compensation” to our consolidated financial statements included in this prospectus for discussion of this change in accounting principle.

As a result of the change in accounting principle, compensation expense equal to the fair market value of the Profit Interest Units has been recorded in the expense classification in the consolidated statements of operations and comprehensive income (loss) where the compensation of the plan participant is normally recorded, as shown below, for the three months ended March 31, 2014 (in thousands):

Three Months Ended March 31, 2014
(Unaudited)
Cost of goods sold	$599
Selling, general and administrative expenses	9,357
Research and development expenses	4,555

Total	$14,511

For the years ended December 31, 2013, 2012 and 2011, respectively, there was no compensation expense recorded.

At the effective date of the offering the fair value of the profit interest units will be adjusted to the market value based on the offering price per share of $                 (assuming the Class A Shares are sold at $             per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). The additional compensation expenses recorded due to the adjustment to market value would be $                . This expense will be recorded in costs of goods sold, selling, general and administrative expenses and research and development expenses in the quarter in which the offering closes. The profit interest units will be converted into Common Interests in connection with the Transactions.

As there are inherent uncertainties related to the factors and management’s judgment in applying them to the fair value determinations, there is a risk that the recorded non-cash compensation may not accurately reflect the amount ultimately earned.

Results of Operations

	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Net sales	$71,069	$61,734	$255,582	$218,556	$193,739
Cost of goods sold	41,410	35,710	147,323	137,078	122,069
Gross profit	29,659	26,024	108,259	81,478	71,670
Operating expenses:
Selling, general and administrative expenses	21,682	10,087	43,566	36,568	34,708
Research and development expenses	10,136	5,764	23,628	20,429	17,349
Goodwill impairment	—	—	—	6,462	—
(Loss) income from operations	(2,159)	10,173	41,065	18,019	19,613
Interest, net	(137)	(94)	(440)	(482)	(587)
Other	(160)	15	88	251	(8)
Provision for income taxes	(429)	(161)	(793)	(204)	(383)

Net (loss) income	$(2,885)	$9,933	$39,920	$17,584	$18,635

Three Months Ended March 31, 2014, compared to the Three Months Ended March 31, 2013

Net Sales. Our net sales for the three months ended March 31, 2014 were $71.1 million reflecting an increase of $9.3 million, or 15.1%, as compared to the same period in 2013. The largest contributor to revenue was an increase in sales into the Energy market of $7.9 million, or 23.1%, for the three months ended March 31, 2014 as compared to the same period in 2013 due primarily to increased sales of control systems for natural gas compressors. In addition, sales into the Vehicle market for the three months ended March 31, 2014 increased approximately $1.4 million, or 5.2%, compared to the same period in 2013 primarily due to increased sales of fuel systems for industrial mobile and stationary engines.

Gross Profit. Our gross profit increased $3.6 million for the three months ended March 31, 2014 as compared to the same period in 2013 primarily due to the increase in sales volumes as discussed above. Gross profit as a percent of sales decreased from 42.2% of revenue to 41.7% of revenue primarily due to non-cash compensation expense of $0.6 million recorded due to our impending initial public offering. The decrease in gross profit as a percent of sales was partially offset by $0.3 million from a shift in mix towards higher margin, advanced technology products.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased $11.6 million, or 114.9%, for the three months ended March 31, 2014 as compared to the same period in 2013.

The increase resulted primarily from non-cash compensation expense of $9.4 million recorded due to our impending initial public offering, increased compensation and benefit expenses of $1.2 million related to an increase in headcount, and professional fees of $0.5 million.

Research and Development Expenses. Our research and development expenses increased $4.4 million, or 75.9%, for the three months ended March 31, 2014 as compared to the same period in 2013. The increase was due to non-cash compensation expense of $4.6 million recorded due to our impending initial public offering, which was partially offset by a decrease in research and development expenses due to the completion of a significant development project in late 2013.

(Loss) Income from Operations. We incurred a net loss from operations of $2.2 million in the three months ended March 31, 2014 as compared to net income from operations of $10.2 million in the same period in 2013. The net loss from operations of $2.2 million was from non-cash compensation expense of $14.5 million recorded due to our impending initial public offering, which was partially offset by an increase in sales as described above.

Interest Expense. Our interest expense increased $0.1 million in the three months ended March 31, 2014 as compared to the same period in 2013. The increase was due to an increase in the average outstanding borrowings of $4.7 million under our credit facility with Prosperity Bank partially offset by a 0.25% decrease in the interest rate under such credit facility.

Other. We had other expense of $0.2 million in the three months ended March 31, 2014, primarily related to a conservancy infrastructure fee assessment in China.

Provision for Income Taxes. Our income taxes increased $0.3 million for the three months ended March 31, 2014 as compared to the same period in 2013 as a result of our transfer of certain manufacturing operations to China from the U.S. during the second quarter of 2013. Consequently, the transfer increased our taxable income in China.

Fiscal Year Ended December 31, 2013 compared to the Fiscal Year Ended December 31, 2012

Net Sales. Our net sales for fiscal year 2013 were $255.6 million reflecting an increase of $37.0 million, or 16.9%, as compared to fiscal year 2012. Sales into the Vehicle market increased $17.3 million, or 18.0%, compared to fiscal year 2012 while sales into the Energy market increased $19.7 million, or 16.1%, compared to fiscal year 2012. The increase in sales into the Vehicle market was due to revenue growth from control and fuel systems for commercial natural gas trucks and buses in Asia. The increase in sales into the Energy market was primarily driven by a combination of the demand for improved fuel efficiency, more stringent emissions regulations, and growth in natural gas production in the U.S.

Gross Profit. Our gross profit increased $26.8 million, or 32.9%, for fiscal year 2013 as compared to fiscal year 2012 due primarily to increased sales as discussed above which accounted for $13.8 million of the increase in gross profit. Additionally, gross profit as a percent of sales increased from 37.3% of revenue to 42.4% of revenue primarily due to $5.8 million from a shift in mix towards higher margin, advanced technology products, production labor and overhead efficiencies of $3.6 million achieved through our lean productivity initiatives, increased pricing on certain products of $2.4 million, and reduced raw material costs of $1.2 million.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased $7.0 million, or 19.1%, for fiscal year 2013 as compared to fiscal year 2012. The increase resulted primarily from increased compensation, benefit, and equipment expenses of $5.8 million related to the increase in headcount driven by increase in sales, and an increase in professional fees of $0.5 million.

Research and Development Expenses. Our research and development expenses increased $3.2 million, or 15.7%, for fiscal year 2013 as compared to fiscal year 2012. The increase was primarily due to increased compensation and benefit expenses of $2.0 million for additional software and hardware engineers, $0.6 million of additional project expenses for a large project in 2013 and $0.6 million of additional operating expenses for our new facility and test equipment.

Goodwill Impairment. No impairments of goodwill were recorded in fiscal year 2013. In connection with our annual long-lived asset impairment testing in fiscal year 2012, we recorded an impairment of goodwill of $6.5 million relating to our battery charger products, which we produce and sell primarily in the European markets. The impairment occurred in 2012 as a result of these products’ flat sales volume and weakness in the European markets. See “—Critical Accounting Policies and Estimates—Goodwill–Impairment Assessments” for further information on the 2012 impairment.

Income from Operations. Our income from operations increased $23.0 million, or 127.9%, for fiscal year 2013 as compared to fiscal year 2012. This increase was driven by an 18.0% increase in sales into the Vehicle market and a 16.1% increase in sales into the Energy market. In addition, we had increased margins due to the sale of newly released, advanced technology products, certain price increases and reduced manufacturing and raw material costs partly offset by an increase in selling, general and administrative expenses and research and development expenses as described above.

Interest Expense. Our interest expense decreased $0.1 million for fiscal year 2013 as compared to fiscal year 2012. This decrease was due to a 0.25% decrease in the interest rate under our credit facility with Prosperity Bank in the third quarter of fiscal year 2013.

Other. Our other income decreased $0.2 million for fiscal year 2013 as compared to fiscal year 2012. The decrease was primarily due to foreign currency fluctuations, specifically a weakening of the U.S. dollar with respect to the Chinese yuan.

Provision for Income Taxes. Our income taxes increased $0.6 million for fiscal year 2013 as compared to fiscal year 2012 as a result of our transfer of certain manufacturing operations to China from the U.S. during the second quarter of 2013.

Fiscal Year Ended December 31, 2012 Compared to the Fiscal Year Ended December 31, 2011

Net Sales. Our net sales for fiscal year 2012 were $218.6 million reflecting an increase of $24.8 million, or 12.8%, as compared to fiscal year 2011. The increase in sales was due primarily to an increase in sales into the Vehicle market of $14.1 million, or 17.2%, compared to fiscal year 2011. This increase was due primarily to increased sales of control and fuel systems for commercial natural gas trucks and buses in Asia. Sales into the Energy market increased approximately $10.7 million, or 9.6%, in fiscal year 2012 compared to fiscal year 2011. The increase in sales was primarily due to increased sales of control systems for natural gas compressors, EICSTM and monitoring instrumentation for natural gas production. Sales into the Energy market were primarily driven by a combination of the demand for improved fuel efficiency, more stringent emissions regulations, and growth in natural gas production in the U.S.

Gross Profit. Our gross profit increased $9.8 million, or 13.7%, for fiscal year 2012 as compared to fiscal year 2011 due primarily to increased sales which accounted for $9.1 million of gross profit. Gross profit as a percent of sales grew slightly from 37.0% of revenue in fiscal year 2011 to 37.3% of revenue in fiscal year 2012, with the slight increase attributable to higher margins on newly released, advanced technology products of $3.6 million along with a reduction in freight costs of $1.6 million. The increase in gross profit was partially offset by disposal costs of obsolete inventory of $2.4 million created by the standardization of certain product components resulting from the merger of EControls and Murphy and an increase in raw material costs of $2.1 million.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased $1.9 million, or 5.4%, for fiscal year 2012 as compared to fiscal year 2011. The increase resulted primarily from increased compensation and benefit expenses of $2.6 million and commission and technical service fees of $1.3 million for sales and service support, which were partly offset by reductions in warranty expense of approximately $1.8 million and professional fees of $0.2 million.

Research and Development Expenses. Our research and development expenses increased $3.1 million, or 17.8%, for fiscal year 2012 as compared to fiscal year 2011. The increase was primarily due to increased compensation and benefit expenses of $2.9 million for additional software and hardware engineers and an increase in operating expenses of $0.2 million for our new research and development equipment and facility in San Antonio, Texas.

Goodwill Impairment. In connection with our annual long-lived asset impairment testing in fiscal year 2012, we recorded an impairment of goodwill of $6.5 million relating to our battery charger products, which we produce and sell primarily in the European markets. The impairment occurred in 2012 as a result of these products’ flat sales volume and weakness in the European markets. No impairments of goodwill were recorded in fiscal year 2011. See “—Critical Accounting Policies and Estimates—Goodwill–Impairment Assessment” for further information on the 2012 impairment.

Income from Operations. Our income from operations decreased $1.6 million, or 8.1%, for fiscal year 2012 as compared to fiscal year 2011. The decrease was primarily due to the $6.5 million goodwill impairment charge discussed above, which was partly offset by the increase in sales and gross profit discussed above.

Interest Expense. Our interest expense decreased $0.1 million for fiscal year 2012 as compared to fiscal year 2011. This decrease was due primarily to a 0.6% decrease in the average interest rate on our credit facility with Prosperity Bank in 2012.

Other. Our other income increased $0.3 million for fiscal year 2012 as compared to fiscal year 2011. The increase was primarily the result of losses incurred in 2011 that did not recur in 2012 related to the disposal of certain fixed assets in connection with the move of our San Antonio, Texas operations to a new facility in 2011.

Provision for Income Taxes. Our income taxes decreased $0.2 million, or 46.7%, for fiscal year 2012 as compared to fiscal year 2011 as a result of a decrease in the profitability of our U.K. subsidiary.

Liquidity and Capital Resources

General Overview

Our primary source of liquidity is our cash flows from operations of Enovation Controls, LLC and borrowing availability under our credit facilities, as more fully described below.

In June 2014, we and our wholly-owned subsidiaries entered into a $110 million credit agreement with BOKF NA, d/b/a Bank of Oklahoma (Bank of Oklahoma), consisting of a $30 million term loan and an $80 million revolving credit facility, which includes a $10 million letter of credit subfacility. On the closing date of the credit agreement, we borrowed an aggregate of $85.5 million, consisting of the $30 million term loan and $55.5 million of loans under the revolving credit facility. The proceeds of these term loans were used to pay off existing debt of $24.4 million under the existing credit facility with Prosperity Bank, to pay a $60.0 million distribution to Murphy Group and EControls Group, and to pay $0.6 million of financing expenses. The remainder is available for general working capital requirements.

We also have a $7.0 million credit facility with HSBC Bank (China) Company Limited, Hangzhou Branch (HSBC Bank). As of March 31, 2014, we had borrowings availability of $6.0 million under the credit facility with HSBC Bank.

See “—Credit Facilities” for further information on our senior credit facility with Bank of Oklahoma and our credit facilities with Prosperity Bank and HSBC Bank.

As of March 31, 2014 and December 31, 2013, we had cash of $6.0 million. As of March 31, 2014 and December 31, 2013, $5.5 million and $5.4 million, respectively, of our cash was maintained in the accounts of our various foreign subsidiaries and, if such amounts were transferred among countries or repatriated to the U.S., such amounts may be subject to additional tax liabilities, which would be recognized in our financial statements in the period during which such transfer was made. We currently have the intent and ability to reinvest the cash held by our foreign subsidiaries and there are currently no plans that would require the repatriation of such amounts.

Current notes receivable are from certain customers located in China who remit banker’s acceptance drafts drawn on reputable Chinese banks payable based upon agreed terms. These notes can be held to maturity, ranging from 90 to 180 days, discounted for early payment or used as commercial paper to pay suppliers. We intend to hold these notes until maturity or pay suppliers who will accept the notes without discount. We believe the full balance of the notes receivable is realizable and have not provided any reserve for losses on these notes. However, if the financial condition of the issuing banks should deteriorate a reserve might be needed in the future. These notes are recourse notes and if the issuing bank should default we would have recourse against the customer for collection. Likewise, if we had endorsed the notes and used them to pay a supplier, and if the issuing bank should default, the supplier would also have recourse against us. See Note 10—“Commitments and Contingencies” to our consolidated financial statements included elsewhere in this prospectus for a discussion of this potential liability.

We believe our cash on hand, cash generated from operations, and ability to access credit through our credit facilities with Bank of Oklahoma and HSBC Bank will satisfy our liquidity requirements for at least the next twelve months, including our working capital needs, capital expenditures, principal and interest payments on debt, and other liquidity requirements associated with our operations.

As of March 31, 2014, we had working capital of $64.3 million compared to $60.2 million as of March 31, 2013. Our working capital increase of $4.1 million was primarily attributable to a $6.9 million increase in our accounts receivable, net, arising from higher quarter over quarter sales in the first quarter of fiscal year 2014 as compared to the same period in 2013, partially offset by an increase in accounts payable of $1.1 million.

Tax Receivable Agreement Obligations

Any exchange of Common Interests by Common Interestholders for Class A Shares (or cash, at our option) will increase our tax basis in our assets. This increase in tax basis will reduce the amount of future income and franchise tax payments to the extent we have future taxable income. We are obligated pursuant to our tax receivable agreement with all Common Interestholders to pay to such Common Interestholders 85% of the amount of tax we save for each tax period as a result of the tax benefits generated from any exchange of Common Interests for our Class A Shares (or cash). Required payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. See “Risk Factors—Risks Related to our Organizational Structure.”

We expect to fund these long-term requirements with distributions received from Enovation Controls, LLC. The total liability for the tax receivable agreement, assuming current tax laws remain unchanged and assuming adequate income to offset the additional deductions, is estimated to be $             (assuming the Class A Shares are sold at $             per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

Cash Flows

The following table sets forth our cash flows for the periods indicated below (in thousands):

	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2014	2013	2013	2012	2011
Net cash provided by (used in):
Operating activities	$10,547	$10,422	$36,926	$34,251	$9,084
Investing activities	(2,504)	(1,774)	(6,501)	(5,516)	(5,532)
Financing activities	(8,116)	(8,492)	(29,890)	(26,956)	(2,968)
Effect of foreign exchange rate on cash(1)	54	(273)	184	(22)	7

Net (decrease) increase in cash	$(19)	$(117)	$719	$1,757	$591

(1)	The effect of foreign exchange rate on cash is the result of the impact of the fluctuations between the U.S. dollar and the Chinese yuan and the British pound sterling on the assets and liabilities of Enovation Controls, LLC and its China and U.K. subsidiaries, respectively.

Cash flows for the Three Months Ended March 31, 2014

Operating Activities

Net cash provided by operating activities was $10.5 million for the three months ended March 31, 2014, and consisted of cash used by net loss of $2.9 million increased by the add-back of non-cash charges of $16.4 million resulting in cash being generated of $13.5 million partially offset by a net use of cash for operating assets and liabilities of $3.0 million.

Non-cash charges consisted of $14.5 million of non-cash compensation expense that was recorded due to our impending initial public offering, $1.7 million for depreciation and amortization, and $0.2 million for a provision for disposal costs of obsolete inventory.

Cash used by operating assets and liabilities included a $6.9 million increase in accounts receivables from additional sales and a $3.5 million increase in notes receivable from customers in China. Cash used by operating assets and liabilities was partially offset by a $3.4 million decrease in inventory due to the transfer of certain manufacturing operations from the U.S. to China, a $2.5 million decrease in other assets due to the payment of a promissory note by a related party, a $1.1 million increase in accounts payable, and a $0.4 million increase in accrued and other liabilities. These changes resulted in $3.0 million of cash being used to fund operating assets and liabilities.

Investing Activities

Net cash used in investing activities was $2.5 million for the three months ended March 31, 2014, which was primarily due to capital expenditures of $2.1 million. In addition, $0.4 million was used to fund the acquisition of land use rights in China.

Financing Activities

Net cash used in financing activities was $8.1 million for the three months ended March 31, 2014. A significant portion of the cash used in financing operations was for $9.2 million of distributions to our Common Interestholders partially offset by a $1.1 million net increase in borrowings on our credit facility with Prosperity Bank. For the three months ended March 31, 2014, we paid $9.2 million of distributions to our Common Interestholders of which $1.6 million were for the payment of U.S. federal and state income taxes and $7.6 million were distributions other than for taxes.

Cash flows for the Three Months Ended March 31, 2013

Operating Activities

Net cash provided by operating activities was $10.4 million for the three months ended March 31, 2013 and consisted of cash provided by net income of $9.9 million increased by the add-back of non-cash charges of $1.7 million resulting in cash being generated of $11.6 million partially offset by a net use of cash for operating assets and liabilities of $1.2 million.

Non-cash charges consisted of $1.4 million for depreciation and amortization and $0.3 million for a provision for disposal costs of obsolete inventory.

Cash used by operating assets and liabilities included a $4.7 million increase in accounts receivable due to increased sales, a $1.2 million increase in inventory, and a $0.3 million increase in other assets related to the increase in sales. Cash used by operating assets and liabilities was offset by a $3.8 million increase in accounts payable and a $1.2 million increase in accrued and other liabilities. These changes resulted in $1.2 million of cash being used to fund operating assets and liabilities.

Investing Activities

Our net cash used for investing activities was $1.8 million in the three months ended March 31, 2013. This cash was used for purchases of manufacturing equipment for a new product, San Antonio facility improvements, and general manufacturing tooling for new products.

Financing Activities

Net cash used in financing activities was $8.5 million for the three months ended March 31, 2013. We used $6.4 million of cash to reduce the outstanding balance, net of borrowings, on our credit facility with Prosperity Bank. In addition, we paid $2.1 million of distributions to our Common Interestholders of which $1.0 million was for the payment of U.S. federal and state income taxes and $1.1 million was for distributions other than for taxes.

Cash flows for the Fiscal Year Ended December 31, 2013

Operating Activities

Net cash provided by operating activities was $36.9 million for fiscal year 2013 and consisted of cash provided by net income of $39.9 million increased by the add-back of non-cash charges of $6.1 million resulting in cash being generated of $46.0 million partially offset by a net use of cash for operating assets and liabilities of $9.1 million.

Non-cash charges consisted of $6.0 million for depreciation and amortization and $0.1 million for a provision for excess and obsolete inventory.

Cash used by operating assets and liabilities included a $4.2 million increase in accounts receivable from sales growth, an increase in notes receivable of $4.8 million from customers in China, a $3.2 million increase in inventory from revenue growth as well as holding redundant inventory as we transferred certain manufacturing operations from the U.S. to China, and a $0.2 million decrease in accrued and other liabilities. Cash used by operating assets and liabilities was offset by a $1.7 million increase in accounts payable and $1.6 million decrease in other assets related to the receipt of proceeds from a life insurance premium advance on a split dollar policy held on a former executive. These changes resulted in $9.1 million of cash being used to fund operating assets and liabilities.

Investing Activities

Net cash used for investing activities was $6.5 million for fiscal year 2013. This cash was used for facility improvements at our San Antonio, Tulsa, and Rosenberg facilities, manufacturing equipment for a new product, and general manufacturing tooling for new products.

Financing Activities

Net cash used in financing activities was $29.9 million for fiscal year 2013. A significant portion of the cash used in financing operations was due to $28.9 million of distributions to our Common Interestholders of which $8.7 million was for the payment of U.S. federal and state income taxes and $20.2 million was for distributions other than for taxes. Additionally, $1.0 million of cash was used to reduce the outstanding balance, net of borrowings, of our credit facility with Prosperity Bank.

Cash flows for the Fiscal Year Ended December 31, 2012

Operating Activities

Net cash provided by operating activities was $34.2 million for fiscal year 2012 and consisted of cash provided by net income of $17.6 million increased by the add-back of non-cash charges of $10.8 million resulting in cash being generated of $28.4 million increased by net cash provided by operating assets and liabilities of $5.8 million.

Non-cash charges consisted of $5.4 million for depreciation and amortization and $6.5 million for goodwill impairment partially offset by a $1.1 million decrease in the provision for obsolete inventory.

Cash provided by operating assets and liabilities included a $9.1 million decrease in inventory from a company-wide initiative to reduce our investment in inventory and a $2.3 million increase in accrued and other liabilities as a result of an increase in commission expense related to the sale of systems into the Vehicle market. The inventory was reduced through standardizing product development components, reducing the number of vendors, reducing supplier lead times, installing vendor managed inventory and setting performance measurements around inventory balances. The cash provided by operating assets and liabilities was partially offset by a $2.2 million increase in accounts receivable from the increase in sales, a $2.8 million decrease in accounts payable caused by the decrease in inventory, and a $0.6 million increase in other assets related to the prepayment of the purchase price for certain raw materials. These changes resulted in $5.8 million of cash being provided by operating assets and liabilities.

Investing Activities

Net cash used for investing activities was $5.5 million for fiscal year 2012, which was comprised of cash used for facility improvements related to the relocation of our San Antonio operations, facility improvements at our Rosenberg operations, enhanced manufacturing equipment, and manufacturing tooling equipment.

Financing Activities

Net cash used in financing activities was $27.0 million for fiscal year 2012. For fiscal year 2012, we paid $24.7 million of distributions to our Common Interestholders of which $7.4 million was for the payment of U.S. federal and state income taxes and $17.3 million were dividends other than for taxes. Additionally, $2.3 million of cash was used to reduce the outstanding balance, net of borrowings, on our credit facility with Prosperity Bank.

Cash flows for the Fiscal Year Ended December 31, 2011

Operating Activities

Net cash provided by operating activities was $9.1 million for fiscal year 2011 and consisted of cash provided by net income of $18.6 million increased by the add-back of non-cash charges of $6.0 million resulting in cash being generated of $24.6 million decreased by a net use of cash for operating assets and liabilities of $15.5 million.

Non-cash charges primarily consisted of $4.9 million for depreciation and amortization and a $1.0 million increase in the provision for obsolete inventory.

Cash used by operating assets and liabilities included a $15.5 million increase in inventory, a $4.8 million increase in accounts receivable from the increase in sales, and a $0.8 million increase in other assets. Cash used by operating assets and liabilities were partially offset by a $2.1 million increase in accounts payable and a $3.5 million increase in accrued and other liabilities. These changes resulted in $15.5 million of cash being used to fund operating assets and liabilities.

Investing Activities

Net cash used for investing activities was $5.5 million for fiscal year 2011 comprised of $4.3 million used for the purchases of manufacturing equipment, manufacturing tooling equipment, and facility improvements related to the relocation of the San Antonio facility and $1.2 million related to intellectual property.

Financing Activities

Net cash used in financing activities was $3.0 million for fiscal year 2011. We paid $13.7 million of distributions to our Common Interestholders, of which $5.6 million was for the payment of U.S. federal and state income taxes and $8.1 million were distributions other than for taxes. In addition, we entered into an amended credit facility with Prosperity Bank in 2011, and we used $8.8 million of the proceeds from the amended credit facility to repay other long-term debt for no net change in cash. Additional net borrowings under the amended credit facility with Prosperity Bank provided $10.7 million of cash.

Credit Facilities

Credit Agreement with Bank of Oklahoma

On June 30, 2014, we and our wholly-owned subsidiaries entered into a $110 million credit agreement with Bank of Oklahoma, as administrative agent, and various lenders party thereto, consisting of a $30 million term loan and an $80 million revolving credit facility, which includes a $10 million letter of credit subfacility. On the closing date of the credit agreement, we borrowed an aggregate of $85.5 million, consisting of the $30.0 million term loan and $55.5 million of loans under the revolving credit facility. The proceeds of these term loans were used to pay off existing debt of $24.4 million under the existing credit facility with Prosperity Bank, a $60 million distribution to EControls Group and Murphy Group and $0.6 million of financing expenses. The remainder is available for general working capital requirements.

Borrowings under the term loans and revolving loans accrue interest, at our option, at either an alternate base rate or LIBOR plus in each case an applicable margin rate. The applicable margin is currently 0.75% for alternate base rate loans and 1.75% for LIBOR rate loans. A non-use fee between 0.15% and 0.35% per annum, based upon our total leverage ratio, accrues on the amount of unutilized revolving line of credit.

Our senior credit facility with Bank of Oklahoma contains customary negative and affirmative covenants and events of default. For a further description of the terms of our senior credit facility see “Description of Certain Indebtedness.”

Loan Agreement with Prosperity Bank

In September 2013, we entered into a Second Amended and Restated Loan Agreement, which we refer to as the loan agreement, with Prosperity Bank (f/k/a F&M Bank & Trust Company), as administrative and syndication agent, and the other lenders party thereto. As further discussed above, in connection with entering into the senior credit facility with Bank of Oklahoma, the credit facility with Prosperity Bank was paid off and terminated in June 2014. See Note 6—“Long-Term Debt” to our consolidated financial statements included in this prospectus for further discussion of our loan agreement with Prosperity Bank.

Loan Facilities with HSBC Bank

In July 2013, our foreign subsidiary, Murphy EControls Technologies (Hangzhou) Co., Ltd., obtained a dual currency fixed assets loan facility of up to $2.5 million (or equivalent) to fund our Chinese plant expansion and a dual currency revolving loan facility of up to $4.5 million (or equivalent) to finance working capital requirements through HSBC Bank. The loan facilities with HSBC Bank contain customary negative covenants, affirmative covenants and events of default. See Note 5—“Long-Term Debt” to our consolidated financial statements included in this prospectus for further discussion of our credit facilities with HSBC Bank.

Contractual Obligations, Commitments and Contingencies

The following table summarizes our continuing contractual obligations as of March 31, 2014 (in thousands):

		Payments Due by Period
	Total	Less Than One Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt(1)	$18,178	$1,231	$16,947	—	—
Operating leases(2)	13,026	1,945	3,285	3,190	4,606

Total	$31,204	$3,176	$20,232	$3,190	$4,606

(1)	Long-term debt is based on debt outstanding on March 31, 2014 under the credit facilities with Prosperity Bank and HSBC Bank. Our debt prior to March 31, 2014 was a revolving note and did not have scheduled periodic interest payments so interest expense was not fixed and determinable, therefore it is not included above.
(2)	Operating leases are primarily for facility commitments in the U.S. and China.

The following summarizes our contractual obligations as of June 30, 2014 on a pro forma basis after giving effect to (i) our senior credit facility with Bank of Oklahoma on June 30, 2014, consisting of a $30 million term loan facility and a $55.5 million revolving credit facility, and (ii) the repayment of our outstanding indebtedness under the credit facility with Prosperity Bank on June 30, 2014 (in thousands):

		Payments Due by Period
	Total	Less Than One Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt(1)	$86,548	$2,548	$3,000	$81,000	—
Interest payments(2)	2,461	559	1,033	869	—
Operating leases(3)	12,495	1,832	3,264	3,196	4,203

Total	$101,504	$4,939	$7,297	$85,065	$4,203

(1)	Long-term debt is based on debt outstanding as of June 30, 2014 under the credit facility with Bank of Oklahoma, as administrative agent, and various lenders party thereto, consisting of a $30 million term loan and an $80 million revolving credit facility, which includes a $10 million letter of credit subfacility.
(2)	Interest payments are for the $30 million term loan and are based on the LIBOR 30 day rate plus 1.75%, which was 1.90% as of June 30, 2014.
(3)	Operating leases are primarily for facility commitments in the U.S. and China.

In the normal course of business with customers, vendors and others, we are contingently liable for performance under standby letters of credit and bid, performance and surety bonds. We were not contingently liable for any standby letters of credit, trade guarantees given by bankers and bid, performance and surety bonds at March 31, 2014. We do not expect any material amounts to be drawn on these instruments. We guarantee our China subsidiary’s debt with HSBC Bank.

Off-Balance Sheet Arrangements

We pay certain Chinese suppliers with notes receivables we receive from certain customers drawn on Chinese banks which we endorse a percentage of the notes over to our suppliers. We have current notes receivable from certain customers located in China who remit banker’s acceptance drafts drawn on reputable Chinese banks and which are payable based upon agreed terms. These notes can be held to maturity, ranging from 90 to 180 days, discounted for early payment or used as commercial paper to pay suppliers. We intend to hold these notes until maturity or pay suppliers who will accept the notes without discount. These notes are recourse notes and if the issuing bank should default we would have recourse against the customer for collection. Likewise, if we endorsed the notes and used them to pay a supplier and then if the issuing bank should default the supplier would also have recourse against us. We believe the full balance of the notes receivable are realizable and we have not provided any reserve for losses on these notes nor have we recorded a contingent liability. However, if the financial condition of the issuing banks should deteriorate a reserve might be needed in the future. We estimate that we have endorsed about $0.8 million as of March 31, 2014 and $1.4 million as of December 31, 2013 of notes which had not met their maturity date and could possibly still be outstanding. See “Risk Factors—Risks Related to Our Business Operations” and Note 10—“Commitments and Contingencies” to our consolidated financial statements included elsewhere herein for a discussion of this potential liability.

We do not have any other material “off-balance sheet arrangements” as such term is defined within the rules and regulations of the SEC.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Critical Accounting Policies and Estimates

In presenting our financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. Critical estimates include determining the fair value of acquired assets; the collectability of accounts and notes receivable; the recoverability of inventories; the cost of warranty repairs; useful lives and recoverability of property, equipment and amortized intangible assets; the impairment of goodwill; and accruals for commitments and contingencies, among others. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base estimates on historical experience and other assumptions believed to be reasonable under the circumstances and evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies and estimates discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We recognize revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery of the product has occurred or services have been rendered, (3) price is fixed or determinable, and (4) collectability is reasonably assured.

In implementing the four criteria stated above, we have found that determining when the risks and rewards of ownership have passed to the customer, which determines whether persuasive evidence of an arrangement exists and if delivery has occurred, may require judgment. The passage of title indicates transfer of the risks and rewards of ownership from us to the customer; however, contract and customer specific circumstances are reviewed by management to ensure that transfer of title constitutes the transfer of the risks and rewards of ownership.

Accounts and Notes Receivable

Receivables are recorded at amounts billed to customers, less an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical experience and any specific customer collection issues that have been identified through management’s review of outstanding accounts receivable. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We generally require no collateral from our customers. The allowance for doubtful accounts was approximately $49,000, $42,000 and $0.1 million at March 31, 2014, and December 31, 2013 and 2012, respectively. Recoveries of previously written-off accounts were approximately $81,000 and $42,000 for the years ended December 31, 2013 and 2012, respectively. There were no recoveries of previously written-off accounts in the three months ended March 31, 2014.

Current notes receivable are from certain customers located in China who remit banker’s acceptance drafts drawn on reputable Chinese banks payable based upon agreed terms. These notes can be held to maturity, ranging from 90 to 180 days, discounted for early payment or used as commercial paper to pay suppliers. We intend to hold these notes until maturity or pay suppliers who will accept the notes without discount. We believe the full balance of the notes receivable are realizable and have not provided any reserve for losses on these notes. However, if the financial condition of the issuing banks should deteriorate a reserve might be needed in the future. These notes are recourse notes and if the issuing bank should default we would have recourse against the customer for collection. Likewise, if we endorsed the notes and used them to pay a supplier, and then if the issuing bank should default, the supplier would also have recourse against us. See “—Off-Balance Sheet Arrangements” and Note 10—“Commitments and Contingencies” in our consolidated financial statements included elsewhere herein for a discussion of this potential liability.

Inventory

Inventories are stated at the lower of cost or market value. Inventory cost is determined using methods that approximate the first-in, first-out basis. We include product costs, labor and related fixed and variable overhead in the cost of inventories. Inventory consisted of the following (in thousands):

	March 31,	December 31,
	2014	2013	2012
	(unaudited)
Raw material	$27,892	$29,651	$29,612
Work-in-process	1,046	1,006	1,568
Finished goods	7,017	8,778	4,971

	35,955	39,435	36,151
Less—inventory reserve	(1,613)	(1,343)	(1,267)

Total inventories, net	$34,342	$38,092	$34,884

Inventory market values are determined by giving substantial consideration to the expected product selling price. We estimate expected selling prices based on our historical recovery rates, general economic and market conditions, the expected channel of disposition, and current customer contracts and preferences. Actual results may differ from our estimates due to changes in resale or market value and the mix of these factors. Management monitors inventory for events or circumstances, such as negative margins, recent sales history suggesting lower sales value, or changes in customer preferences, which would indicate the market value of inventory is less than the carrying value of inventory, and management records adjustments as necessary. When inventory is written down below cost, such reduced amount is considered the cost for subsequent accounting purposes. Our recording of inventory at the lower of cost or market value has not historically required material adjustments to inventory values once these have been initially established.

	For the three months ended March 31,	For the year ended December 31,
	2014	2013	2012
(in thousands)	(unaudited)
Inventory reserve, beginning of period	$1,343	$1,267	$2,273
Reserve adjustments	446	1,909	1,516
Write-offs	(176)	(1,833)	(2,522)

Inventory reserve, end of period	$1,613	$1,343	$1,267

Long-Lived Assets

Property, plant and equipment are carried at cost, or fair value if acquired. For financial statement purposes depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets; accelerated depreciation and cost recovery methods are used for income tax purposes. Maintenance and repairs are charged to operating expenses as they are incurred. Improvements and betterments, which extend the useful lives of assets, are capitalized.

The estimated useful lives of long-lived assets are as follows:

Range in Years
Buildings and leasehold improvements	7 - 50
Furniture and office equipment	3 - 10
Computer equipment	3 - 10
Shop machinery and equipment	5 - 10
Tools and dies	3 - 10
Autos, trucks and airplanes	4 - 15

Depreciation expense recognized for long-lived assets was approximately $1.0 million, $0.7 million, $3.2 million, $2.4 million and $2.2 million for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012, and 2011, respectively.

In accordance with GAAP, we review our long-lived assets for indicators of impairment which would require reevaluation of the carrying value of an asset using an estimate of future cash flows. We found no indications of impairment at March 31, 2014 and December 31, 2013, 2012, or 2011, and accordingly, did not reduce the carrying values of our long-lived assets.

Warranty

We warrant, under certain circumstances, that our products will be free from defects for two years. In addition, from time to time, we may get involved in a specific field action program. We provide reserves for costs associated with warranty claims at the time the products are sold. The warranty reserve is provided for by adjusting selling, general and administrative expenses by an amount based on our current and historical warranty claims paid and associated repair costs. These estimates are established using historical information including the nature, frequency, and average cost of warranty claims and are adjusted as actual information becomes available as well as the estimated costs of specific field action programs.

Impairment of Long-Lived Assets, Goodwill and Intangible Assets

We recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of the consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed (including any contingent consideration) at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded to its consolidated statements of operations and comprehensive income (loss).

Accounting for business combinations requires management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, support obligations assumed, estimated restructuring liabilities and pre-acquisition contingencies. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and they are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets we have acquired include, but are not limited to:

•	future expected cash flows from acquired developed technologies and patents and other customer contracts;

•	the life of the acquired developed technologies and patents;

•	the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio;

•	risk associated with uncertainty, achievement and payment of any milestones;

•	the life of the acquired developed technologies and patents; and

•	discount rates.

Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill—Impairment Assessments

We perform an annual assessment of our goodwill. We also assess whether or not an indicator of impairment is present that would necessitate a goodwill impairment analysis be performed in an interim period.

The goodwill impairment test compares the carrying value of certain acquired components to their estimated fair value. If the carrying value is more than the estimated fair value, a second step is performed, whereby we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the component from the estimated fair value of the reporting unit. Impairment losses are recognized to the extent that recorded goodwill exceeds implied goodwill. Our impairment methodology uses discounted cash flows and multiples of cash earnings valuation techniques, plus valuation comparisons to similar businesses. These valuation methods require us to make certain assumptions and estimates regarding future operating results, the extent and timing of future cash flows, working capital, sales prices, profitability, discount rates and growth trends. As a result of its impairment test, we recognized a $6.5 million pre-tax impairment relating to goodwill at Enovation Controls, Ltd. (“MEL”) during the year ended December 31, 2012. No such impairment charges were required at EControls or for other periods presented as the estimated fair value substantially exceeded their carrying values. While we believe that such assumptions and estimates are reasonable, the actual results may differ materially from the projected results.

Change in Accounting Principle

During the quarter ended March 31, 2014, we elected a change in accounting principle related to measuring our profits interests units. The profits interest units are accounted for as liability awards and our management had previously elected to measure these liability awards using the intrinsic value in accordance with Accounting Standards Codification (ASC) 718, Compensation—Stock Compensation. We elected to measure these liability awards using fair value in accordance with ASC 718 during the quarter ended March 31, 2014 in anticipation of an initial public offering.

Our management evaluated this change in accounting principle in accordance with ASC 250, Accounting Changes and Error Corrections. A retrospective application of this change in accounting principle is impractical as it would require our management to make assumptions in the fair value which are not contemporaneous. Our management determined the incremental cost in accordance with ASC 718 and recorded this difference between the fair value and intrinsic value during the reporting period ended March 31, 2014. This change in accounting principle will be applied prospectively.

Fair Value of Financial Instruments

Cash, accounts receivable, notes receivable, accounts payable and accrued liabilities are reflected in the financial statements at carrying value, which management believes approximates fair value because of the short-term nature of those instruments.

The fair value of the long-term debt approximates the carrying value as the debt was negotiated in the past 12 months, there have not been significant changes to our overall risk or lending profile, and the interest rates associated with the debt are variable. The interest rates approximate market rates.

We have a profits interest plan which management has determined is a liability award plan in accordance with ASC 718, Compensation—Stock Compensation. Therefore, the March 31, 2014 statements reflect the award units at estimated fair value, using an option pricing model. See Note 7—“Stock Compensation” to our consolidated financial statements for a discussion of how the fair market value was determined. As there are inherent uncertainties related to the factors and our judgment in applying them to the fair value determinations, there is a risk that the recorded profits interest compensation may not accurately reflect the amount ultimately earned.

Income Taxes

For U.S. federal and state income taxes we elected to be taxed as a partnership and as a result is a “flow-through” entity for tax purposes. As such, U.S. federal and state income taxes on net domestic taxable earnings are the obligation of our Common Interestholders. Accordingly, no provision for U.S. income taxes has been made in the accompanying consolidated financial statements. In contrast to our domestic entities, our subsidiaries that operate in foreign jurisdictions are taxable entities. Income taxes incurred by the subsidiaries that operate in foreign jurisdictions are recorded in the “Provision for income taxes” line item in the accompanying consolidated statements of operations and comprehensive income (loss). Pre-tax income from subsidiaries that operate in foreign jurisdictions was $1.7 million, $0.7 million, $4.1 million, $(4.1) million and $3.9 million for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012, and 2011, respectively. Deferred income taxes of our consolidated subsidiaries that operate in foreign jurisdictions are determined under the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement carrying amounts and income tax bases of the foreign subsidiaries’ assets and liabilities using currently enacted tax rates. Our deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to our provision for income taxes and increases to the valuation allowance result in additional provision for income taxes. As of March 31, 2014, and December 31, 2013 and 2012, we have deferred long-term tax liabilities related to our foreign jurisdictions of $44,000, $43,000, and $51,000, respectively.

We evaluate uncertain tax positions for recognition and measurement in the consolidated financial statements. To recognize a tax position, we determine whether it is more likely than not that the tax positions will be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the position. A tax position that meets the more likely than not threshold is measured to determine the amount of benefit to be recognized in the consolidated financial statements. The amount of tax benefit recognized with respect to any tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. We had no uncertain tax positions that required recognition in the financial statements at March 31, 2014 or December 31, 2013 or 2012. Any interest or penalties would be recognized as a component of income tax expense.

In future periods, our income will be taxable at both the U.S. federal and state level. Following the Transactions, we will be subject to U.S. federal income taxation and our consolidated income tax expense and deferred tax assets and liabilities will reflect our allocable share of the taxable earnings of Enovation Controls, LLC. In addition, deferred taxes will be provided for the differences between the financial reporting and tax bases of assets and liabilities using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. We will be subject to U.S. federal and state income tax in multiple jurisdictions. Some of these jurisdictions have higher statutory tax rates than others. Accordingly, our effective tax rates will vary depending on the relative proportion of income in various states or jurisdictions, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws.

The tax receivable agreement executed in conjunction with the Transactions will result in a deferred tax asset or a reduction in a deferred tax liability and a payable to the common interest holders. See “Unaudited Condensed Pro Forma Consolidated Financial Information” for further discussion on taxes after the Transactions.

Recent Accounting Pronouncements

In June 2011, the FASB issued an update related to the presentation of comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in Common Interestholders’ equity and also requires presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. The update is effective for the year ended December 31, 2012, with early adoption permitted. In December 2011, the FASB issued a deferral of the effective date for certain requirements of the update, which defers certain aspects of the update related to the presentation of reclassification adjustments. We adopted this change retroactively effective from January 1, 2012. This update did not have a material impact on our financial condition, results of operations, or cash flow.

In September 2011, the FASB issued an update relating to testing goodwill for impairment that permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. We adopted this update on January 1, 2012. The adoption of this update did not have a material impact on our financial condition, results of operations, or cash flows.

In February 2013, the FASB issued an update related to reporting of amounts reclassified out of accumulated other comprehensive income. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This update is effective prospectively for us for annual periods beginning after December 15, 2013. The adoption of the revised guidance is not expected to have a material effect on our financial condition, results of operations, or cash flow.

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard will eliminate the transaction and industry specific revenue recognition guidance under current U.S. GAAP and replace it with a principle based approach for determining revenue recognition. ASU 2014-09 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific aspects of revenue recognition and expands disclosures about revenue. ASU 2014-09 is effective for public companies for annual reporting periods beginning after December 15, 2016, including interim periods therein. We are evaluating the impact ASU 2014-09 will have on our consolidated financial statements.

Jumpstart Our Business Startups Act of 2012

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We intend to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These market risks are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations.

Interest Rate Risks

Borrowings under our credit facilities with Bank of Oklahoma and HSBC Bank bear floating interest rates that are tied to, in the case of the senior credit facility with Bank of Oklahoma, an alternative base rate or LIBOR plus in each case an applicable margin rate, and in the case of the credit facilities with HSBC Bank, the benchmark lending rate effective on the “rate adjustment date” for that interest period promulgated by the People’s Bank of China for RMB lending with a tenor corresponding to the term of the facility with a 10% mark-up, and for U.S. dollar loans at a rate equal to HSBC Bank’s cost of funds (determined by HSBC Bank) plus 2% per annum. Therefore, our statements of income and our cash flows will be exposed to changes in interest rates.

We estimate that a 1% change in our interest rates on our outstanding borrowings under our credit facilities with Prosperity Bank would have increased our interest expense approximately $0.1 million as of December 31, 2013.

Additionally, we had cash in bank operating accounts of $6.0 million at March 31, 2014. We maintain significant amounts of cash at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

Foreign Currency Risks

We operate on a global basis and are exposed to foreign currency risks related to our revenues and operating expenses denominated in currencies other than the U.S. dollar, principally the Chinese yuan and the British pound sterling. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Movements in currency exchange rates may affect the translated value of our earnings and cash flow associated with our foreign operations as well as the translation of the net asset or liability positions that are denominated in foreign currencies. Approximately 10.5% of our sales in fiscal year 2013 and 1.8% of our sales in fiscal year 2012 were in Chinese yuan. Approximately 4.7% of our sales in fiscal year 2013 and 5.2% of our sales in fiscal year 2012 were in British pound sterling.

We estimate that a 1% change in the exchange rate between the U.S. dollar and Chinese yuan would impact net sales by approximately $0.3 million based on fiscal year 2013 results.

At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our interest rate and foreign currency exchange rate risks. It is difficult to predict the impact hedging activities would have on our results of operations.

BUSINESS

Company Overview

We are a leading global provider of sophisticated digital control systems for gaseous fuel engines and engine-driven equipment focused on the vehicle and energy markets. With a global installed base of over one million engine control systems, our EControls® and Murphy® brands are recognized for providing innovative, ruggedized, integrated turnkey solutions that combine proprietary software platforms and customized hardware. We develop high technology, mission-critical systems that are utilized in commercial CNG/LNG trucks and buses, natural gas production, distributed power generation, and a variety of industrial and off-highway applications. We provide critical solutions across the entire natural gas value chain based on our comprehensive understanding of engines and their applications in both the supply and demand sides of the natural gas market. This allows our customers to meet the most stringent global emissions standards while enabling the efficient, economical, and reliable operation of their equipment in extreme environments.

Due to our best-in-class technology and superior engineering expertise, we have developed many highly entrenched customer relationships, including several Fortune Global 500 corporations, based on deep technical collaboration. Our solutions represent a small portion of the overall cost of the end-use application, but are essential and integral to system functionality and operating performance. Many customers seek our assistance in engineering and designing complete engine control systems which creates high switching costs and results in us having a proprietary position for these engine platforms. In 2013, we generated $256 million in revenue and $41 million in operating income by leveraging the technology of our over 70 product families across more than 4,000 customers globally. We are geographically diverse, generating approximately 30% of our revenues in 2013 from international markets, including more than $60 million from the rapidly growing Asian market.

We believe we are well positioned to benefit from a number of significant trends driving demand in the industries in which we compete:

•	Expected significant global increase in the production of and demand for natural gas supported by attractive cost, environmental, and geopolitical benefits relative to other hydrocarbon fuels;

•	Anticipated growth in demand for advanced natural gas compression system controls in oil and gas applications driven by increased shale and tight formation production in the U.S. and globally;

•	Global adoption of NGVs due to significant economic and environmental advantages:

¡	According to ACT Research, natural gas could power 50% of Class 8 trucks produced for the U.S. market by 2025, up from 6% in 2013;

¡	China is one of the largest and fastest growing NGV markets globally—the number of NGVs in China across all classes has grown from 36,000 in 2002 to approximately 1.6 million in 2012, at a CAGR of 45.9%, according to NGV Global;

•	Increasingly stringent global emissions regulations driving demand for advanced engine technologies that enable lower emissions, greater fuel economy, and regulatory compliance; and

•	Widespread adoption of advanced digital control solutions which integrate technologies such as high-resolution displays, highly configurable software, GPS navigation, telematics, vehicle management systems, and diagnostics to improve engine safety, energy efficiency, performance, and reliability with less dependence on operator skill.

Our technological expertise and operating history with engine controls form the basis for all of our hardware and software product offerings. Our solutions include a variety of engine control and monitoring systems, sensors, displays, and panels that are used in gaseous fuel engines across several industries. Through our EControls® and Murphy® brands, we target two primary end markets: Vehicles and Energy.

In the Vehicle market, we design, engineer, and manufacture control and fuel injection systems for engines utilizing gaseous fuels such as CNG, LNG, and LPG or propane as well as liquid fuels such as gasoline or diesel fuel. We are a leading provider of electronic engine control systems for commercial natural gas powered trucks and buses with approximately 200,000 systems deployed. We have deep technical relationships with several of the largest commercial NGV engine manufacturers in China, and we believe that we will continue to benefit from government regulations in this market including increasingly stringent emissions standards as China strives to improve its air quality. We provide complete engine management systems for natural gas, LPG, diesel, and gasoline engines used in off-highway, forklift and mobile, and stationary applications. We integrate products and technologies into our solutions that connect operators to vehicles through graphical displays, telematics, mobile device integration, and electro-hydraulic controls. We are often positioned as the sole-source provider to many of our top customers and develop proprietary engine control solutions for their new engine platforms.

In the Energy market, we design, engineer, and manufacture a range of sophisticated products for the monitoring and control of mission-critical equipment including natural gas compressors, generators, pumps, and other engine-driven systems used in the extraction, transmission, and storage of natural gas. We are one of the leading providers of advanced controls for the natural gas compression market. Our Murphy® branded products include integrated engine management systems, custom-engineered and programmable compressor controls, control end-devices (including valves and sensors), and advanced ruggedized displays. Our Engine Integrated Control System (EICSTM) is a ground-breaking, turnkey control system primarily designed for natural gas compressor engines which integrates multiple critical functions (including ignition system, air-fuel ratio control, speed control, sensors, diagnostics, and an advanced graphical user interface) into a single pre-configured system. Due to its unique level of integration and ease of installation and operation, EICSTM is being adopted by large engine OEMs and system integrators. Our marketing team leverages our technology and products to provide solutions to adjacent engine-driven markets with similar requirements, such as oil and gas drilling services equipment and distributed power generation.

Target Markets	Target Applications	Our Hardware and Software Solutions
Vehicle	• Natural Gas Commercial Trucks and Buses • Forklift and Mobile Equipment • Off-Highway Equipment • Off-Highway Recreational Vehicles • Marine • Distributed Power Generation and Industrial

•        Engine Control Modules

•        Fuel Injection Devices

•        Electro-Hydraulic Control Modules

•        Fuel Pressure and Flow Control Devices

•        Engine Aftertreatment Systems

•        Power Distribution Modules

•        Advanced Ruggedized Displays

•        Engine Sensors

•        Cruise and Speed Control Systems

•        Telematics

Energy	• Natural Gas Compression Equipment • Natural Gas Engine-Driven Equipment • Oil & Gas Production Equipment • Distributed Power Generation • Industrial Pumping Equipment

•        Integrated Engine Control Systems

•        Supervisory Control Systems

•        Engine Aftertreatment Systems

•        Monitoring Equipment

•        Ignition Systems & Accessories

•        Level Transmitters and Maintainers

•        Instrumentation

•        Pressure Control Valves

•        Advanced Ruggedized Displays

•        Vibration, Pressure, and Temperature Sensors

•        Wireless Sensor Solutions

•        Telematics

We generally seek to localize our product manufacturing and support to our customer base around the world. We have established manufacturing, sales, and engineering application centers in the U.S., Mexico, U.K., China, India, and South Korea to serve our key geographies. We currently operate five manufacturing and distribution centers in the U.S., Europe, and Asia. In 2015, we plan to open our state-of-the-art China Enovation Center, co-located with our manufacturing operations in Hangzhou, China. This Center will provide additional technical and support services for our customers in the vehicle market in China, India, South Korea, and Japan and will include sophisticated engine calibration and certification capabilities. We drive operational excellence through advanced manufacturing techniques, leading industry management practices, and global supply chain optimization. We maintain our high standards of quality through disciplined new product design, manufacturing processes, supplier selection, and adherence to global quality certifications along with comprehensive testing and validation laboratories in the U.S. and China. We establish customer intimacy with strong relationships based on ethics, trust, performance, and rapid responsiveness. Our track record of consistent revenue growth and cash flow generation is a testament to our ability to continually deliver innovative products in our markets while maintaining a high degree of customer focus.

Our Global Footprint

Note	Employee totals as of June 30, 2014.

Industry Overview

Shale Gas Revolution

The natural gas industry has undergone a dramatic transformation in recent years. According to EIA, global reserves of natural gas have increased by 56% from 1992 to 2013. North America has seen the strongest production growth in recent years, benefitting from improved production technologies such as hydraulic fracturing, or fracking, and horizontal drilling techniques resulting in increased extraction from shale and tight formations.

U.S. Natural Gas Production by Source in the EIA Reference Case

Trillion Cubic Feet

Source	EIA

According to the EIA, over the next ten years, natural gas is expected to contribute the largest share of growth to the U.S. energy supply. Natural gas is widely available, versatile and currently more than three times cheaper on an energy equivalent basis than oil. Natural gas continues to be the fuel of choice for the electric power and industrial sectors in many of the world’s regions, in part because of its lower carbon intensity compared with coal and oil. According to the U.S. Department of Energy, natural gas engines reduce greenhouse gases by up to 26% compared to gasoline engines, which makes it an attractive fuel source in countries where governments are implementing policies to reduce greenhouse gas emissions. The location of substantial natural gas reserves within countries such as the U.S., China, and Russia increases the relative attractiveness of natural gas as a fuel source since it reduces national security concerns over foreign energy dependence. As a result, natural gas is expected to become an even more important component of the global energy mix, accounting for approximately 30% of global energy needs by 2035 as the supply of natural gas increases by nearly 50%.

In the U.S. abundant natural gas supplies have resulted in significant price declines and spurred greater usage of the fuel for electricity generation, industrial production, and transportation. Henry Hub natural gas spot prices have declined from an average of $8.69 per mmbtu in 2005 to $3.73 per mmbtu in 2013. Based on EIA forecasts, the energy equivalent cost of natural gas in North America is expected to maintain a cost advantage over crude oil in excess of three times through 2040.

Historical Oil and Barrel of Oil Equivalent Natural Gas Prices

$ / Barrel of Oil Equivalent (BOE)

Source	EIA, May 2014

Notes 1.	1 BOE assumed to be 5,800 cubic feet of natural gas
2.	Oil price used is annual average West Texas Intermediate price ($/barrel); Natural gas price used is annual average Citygate price ($/tcf)

As natural gas production increases in volume to meet rising global demand, significant investment in production, pipeline, and storage infrastructure will be required. According to the Interstate Natural Gas Association of America, the average annual infrastructure investment for natural gas and crude oil in the U.S. and Canada is expected to total nearly $30 billion per year through 2035 mainly to accommodate new natural gas supplies from shale plays. Gas compression is an essential process used throughout the production cycle to lift oil in tight formations and to transport gas to the end user. According to Frost & Sullivan, increases in shale gas production will increase revenues at an accelerating pace for total compressors in oil and gas applications from 2012 to 2018.

Total Compressors Market in Oil and Gas Applications: Revenue and Growth Forecast, North America

Source	Frost & Sullivan: North American Compressors in Oil and Gas Applications January 2013

We believe regulators in the oil and gas industry are increasingly focused on product and equipment integrity, particularly in applications or environments in which products are exposed to high pressure, high temperature, and/or corrosive elements. Many industry participants are implementing more rigorous maintenance, retrofit, and recertification programs for equipment with long useful lives, which we believe will increase the reliance upon and demand for our advanced compression system controls.

Relative to traditional fuels, unconventional natural gas resources contained in shale and tight formations have significant initial production decline rates which necessitate increased drilling activity and compression to maintain production levels. The decline rate measures the reduction in production levels of a well over the course of its life. Typically an exponential curve, the steepness of the decline rate varies according to a number of factors, including general reservoir conditions. Historically, unconventional resources have declined at higher rates than conventional resources. Correspondingly, average well-head pressure falls sharply in the first year and continues to decrease over the life of a well. As a result, compression systems are critical to natural gas extraction from unconventional reserves as early as twelve months after these wells are drilled and play an essential role in transporting gas to downstream production and storage facilities. This trend in decline rates is driving increased compression demand and will benefit companies, such as ourselves, that provide the critical technologies required to operate these systems. Gas lifts, which are predominantly used to artificially lift oil by introducing high pressure compressed gas into the outlet tube of the well, are also increasing in prevalence and resulting in greater compression demand.

Shale Play Production Decline Rates

Average Pressure by Year (psi)

Source	Spears and Associates

Accelerating Shift to Natural Gas Vehicles

Due to its current and expected long-term benefits, natural gas has become an important and attractive transportation fuel. According to NGV Global, there are approximately 16.7 million NGVs in operation globally. These vehicles include medium- and heavy-duty commercial vehicles, off-highway trucks, buses, light-duty vehicles, locomotives, marine vessels, and recreational vehicles. As natural gas has become increasingly attractive as a low-cost fuel source and government regulators have implemented stringent emissions regulations, the global population of NGVs has increased by more than seven-fold since 2002 according to NGV Global. Commercial NGVs are experiencing adoption rates significantly higher than other vehicle classes due to high annual fuel consumption and the resulting substantial fuel cost per-mile advantages of natural gas. Furthermore, the expansion of the commercial NGV market is simultaneously being supported by a rapidly growing commercial refueling infrastructure in many regions around the world. According to Navigant, approximately 170,000 natural gas trucks and buses were sold globally in 2013.

China and other Asian markets continue to lead the world in commercial NGV adoption. This growth is driven predominantly by the operating cost advantage of natural gas over diesel. We estimate the payback period of a commercial NGV in China to be less than one year based on an $8,000 equipment upcharge cost and other assumptions as outlined in the payback analysis below. Air quality concerns in China are also driving large scale adoption of natural gas trucks and buses in most major cities in order to decrease smog levels and improve visibility. Furthermore, natural gas is strategically advantageous compared to diesel because of China’s and nearby Russia’s large domestic natural gas reserves. The number of NGVs in China across all vehicle classes has grown from 36,000 in 2002 to approximately 1.6 million in 2012, at a CAGR of 45.9%, according to NGV Global.

The primary benefits of commercial NGV adoption are derived from the lifetime cost advantages generated by the differential between natural gas and diesel fuel prices. According to a recent U.S. Department of Energy Alternative Fuel Price Report, during January 2014 the national average pump price of diesel was $3.49 per gasoline gallon equivalent (GGE) compared to $2.09 per GGE for compressed natural gas. A sustained price differential would create significant lifetime fuel savings, especially for high-use engines, which offset the initial incremental costs associated with purchasing vehicles that utilize natural gas fuel. For medium- and heavy-duty commercial vehicles, we estimate the economic payback period for the incremental cost of a natural gas engine system to range from one to three years, depending on the specific vehicle and usage patterns. The annual cost savings for companies operating large commercial fleets could be significant. For instance, we believe that the annual cost savings for a commercial vehicle fleet of 1,000 class-8 trucks in regional haul usage could be several million dollars based on the data set forth in the chart below.

Indicative Commercial Vehicle Fuel Payback Analysis

	U.S.		China
	Diesel	Natural Gas	Diesel	Natural Gas
Average Miles Driven Per Year(1)	100,000		100,000
Average Miles per Gallon Per Year(1)	7.0		7.0
Natural Gas Engine Efficiency(2)		90%		90%
Gallons of Diesel Equivalent Consumed Per Year	14,286	15,873	14,286	15,873
Diesel Cost per gallon(1)	$4.00		$4.50
Natural Gas Cost ($/mmbtu)(1)		$2.89
Estimated processing costs and taxes ($/DGE)(2)		$2.04
Natural Gas “Pump Price” ($/DGE)(3)		$2.44		$2.51
Diesel Exhaust Fluid (DEF) as a % of diesel(2)	2.50%		2.50%
Annual DEF Gallons	357		357
Annual DEF Cost(2)	$2.40		$2.40
Annual Diesel Particulate Filter (DPF) Maintenance Cost(2)	$275		$50
Annual Operating Cost	$58,275	$38,752	$65,193	$39,841
Annual Cost Savings		$19,523		$25,352

Net Equipment Upcharge(1)		$35,000		$8,000
Payback Period
Years		1.79		0.32
Months		22		4

Notes: *	Analysis based on methodology and payback calculator from Americas Commercial Transportation Research Co., LLC, or ACT Research. This analysis is presented for informational purposes only and does not purport to include all key variables. While we have used assumptions and inputs that we believe are reasonable, any changes in the assumptions and inputs used could materially change the payback analysis.
1.	Key inputs used are based on assumptions in the ACT Research report dated August 2012, or the ACT report; China diesel cost per gallon is based on publicly available Chinese market information.
2.	Key assumptions used are based on data used in the ACT report; China DPF maintenance cost is based on management estimate.
3.	Natural Gas DGE is obtained by dividing natural gas cost/mmbtu by 7.2, as set out in the ACT report; China natural gas pump price is based on publicly available Chinese market information.

According to ACT Research, natural gas could power up to 50% of Class 8 commercial vehicles produced for the U.S. market by 2025, up from 6% in 2013, representing a new Class 8 commercial vehicle sales CAGR of approximately 19% through 2025. In the U.S., we estimate that approximately 50% of new transit buses and refuse trucks are fueled by natural gas. Examples of fleets utilizing NGVs include UPS, Lowe’s, Kroger, FedEx, Procter & Gamble, Schneider, and Ryder. Waste Management currently operates 50 refueling stations and more than 3,000 heavy-duty natural gas trucks, and is planning to upgrade its entire fleet of 18,000 refuse collection vehicles to natural gas operation. With increased adoption and related volumes, we believe the incremental cost of commercial NGVs will decline due to improved economies of scale further driving reductions in the economic payback period and increases in return on investment (ROI) for commercial vehicle operators.

Expanding Natural Gas Refueling Infrastructure

One historical barrier to the adoption of NGVs has been a lack of broad-based refueling infrastructure. This limitation is being addressed through aggressive station buildout in numerous geographies. China is a leader in the buildout of NGV refueling with a network of almost 4,900 refueling stations in 2013, and the number of refueling stations is expected to grow to about 6,000 refueling stations by the end of 2014. In the U.S., natural gas refueling infrastructure has undergone significant growth as well. Since 2010, refueling stations have increased by over 50% to 1,344 nationwide. New public stations were constructed at a rate of approximately 3.4 per week in 2013, compared to a rate of 1.4 in 2010. The refueling station infrastructure continues to be developed across major U.S. shipping corridors to service national fleets of heavy commercial vehicles. While government subsidies exist in some foreign markets, the U.S. NGV refueling station market remains subsidy free and growth is being driven by private companies such as Clean Energy Fuels, Questar Fueling, TruStar Energy, Shell Oil Products U.S., Love’s Travel Stops, Blu LNG, Prometheus Energy, and Kwik Trip.

U.S. Natural Gas Refueling Infrastructure

Source	U.S. Department of Energy

Given the patterns of U.S. freight tonnage, we expect the current pace of natural gas refueling infrastructure construction to quickly accommodate higher volumes of commercial NGVs. Several important routes carry the bulk of freight traffic nationwide. Major truck corridors with the heaviest traffic are primarily located along several large interstate highways in the Eastern portion of the country, on the West Coast, and along several large East-West routes. We believe completing refueling infrastructure along these important corridors could capture the majority of the nation’s freight volume.

Stringent Emissions Regulations

In addition to economic and geopolitical considerations, the growth in NGVs has been supported by favorable regulatory trends. Increasingly stringent regulations are driving demand for technologies that make engines more efficient with lower emissions output. Electronic engine management systems are a critical requirement for ensuring compliance with the latest regulations.

Concerns regarding climate change and other environmental considerations have led to implementation of laws and regulations that restrict, cap, or tax emissions in the vehicle market and throughout other industries. While emission standards vary significantly around the world, such standards have become increasingly more stringent. Over the last ten years in particular, there has been a significant increase in regulation of commercial on-highway and off-highway engine emissions. Industrial OEMs have also experienced pressure to redesign their engines to address these emission regulations, as products that are unable to meet new standards cannot be sold in the marketplace. However, we believe few suppliers to commercial NGV OEMs and industrial OEMs have been capable of providing, or are willing to make the investments necessary to provide, engine control system products that economically meet the new EPA and CARB requirements.

Under the Clean Air Act, the EPA regulates exhaust emissions of all new engines that enter commerce in the U.S. In 2004, the EPA approved regulations for the phase-in of Tier 4 emission standards which significantly reduced permitted levels of hydrocarbons, nitrogen oxides, and particulate matter. Just as this Tier 4 phase-in concludes in 2015, the EPA has begun implementing a new wave of standards in 2014 regulating CO2 emissions. This pattern of increasingly stringent regulations constantly escalates the demands on engine control technology. Our focus on natural gas engines gives us an inherent advantage over more common hydrocarbon fuels in meeting these challenges. For example, natural gas engines reduce greenhouse gases by up to 26% compared to gasoline engines according to the U.S. DOE, and, unlike diesel engines, they generate little particulate matter.

Countries outside of the U.S. have historically adopted emission regulations aligned with those of the U.S., and it is anticipated that regulations comparable to current and future EPA and CARB emission regulations will continue to be implemented internationally. For example, policies in Europe generally referred to as Euro I, II, III, IV, V, and VI regulations limit tailpipe emissions of commercial vehicles. Similar to various stages of regulation in the U.S. over the years, these regulations in Europe call for comparable reductions in emissions of hydrocarbons, nitrogen oxide, and particulate matter.

Increasingly Stringent Euro Standards

% of Euro I Levels

Source	European Commission

Emissions standards similar to the Euro standards have been adopted by India, China, Argentina, and Brazil. For example, China is implementing regulations similar to Euro IV—referred to as State Standard IV by the Chinese government—for all diesel commercial vehicles. Beijing also currently requires many elements of the Euro V standard for new vehicles and all commercial NGVs. Beijing, Shanghai, and the Pearl River delta area are all expected to phase-in additional elements of Euro V throughout 2014. Nationwide implementation of the full State Standard V regulation in China for all diesel engines is expected between 2015 and 2017. India has implemented emissions standards similar to European standards in Delhi and its ten largest cities, and nationwide implementation is expected to follow within the next few years. As foreign jurisdictions continue to adopt emission regulations consistent with those of the U.S. and the European Union, it is expected that the international commercial on-highway and industrial engine OEM market will experience similar pressures to use advanced technology engine control systems.

Emission regulations do not just impact vehicles. Natural gas compression and other stationary and industrial engine applications have come under stringent regulations requiring the same level of electronic engine management sophistication as commercial NGVs. Our EICS™ system was specifically designed to meet these challenges.

Competitive Strengths

We believe we have a number of competitive strengths that differentiate us, including:

Leading Provider of Mission-Critical Digital Control Solutions for Natural Gas Engines. We are a leading provider of digital control systems for gaseous fuel engines and have an installed base of over one million engine control systems globally. In addition, we are a leading provider of electronic engine control systems for commercial natural gas powered trucks and buses with approximately 200,000 systems deployed, and one of the leading providers of advanced controls for the natural gas compression market. Our EControls® and Murphy® brands are recognized for providing innovative, ruggedized, integrated turnkey solutions that deliver consistent and reliable performance for engine-driven equipment operating on a variety of gaseous fuels. Our solutions represent a small portion of the overall cost of the end-use application, but are essential and integral to system functionality and operating performance. We are a preferred partner for global OEMs and end users across a wide variety of high-growth markets, applications, and geographies. While ultimately aided by powerful trends in the natural gas sector, we believe that our broad product portfolio and global reach reduce our dependence on any particular market or customer.

Aligned with Global Industry Trends to Drive Growth. We are strategically positioned to benefit from compelling global trends in each of our primary end markets:

•	Expected significant global increase in the production of and demand for natural gas supported by attractive cost, environmental, and geopolitical benefits relative to other hydrocarbon fuels;

•	Anticipated growth in demand for advanced natural gas compression system controls in oil and gas applications driven by increased shale and tight formation production in the U.S. and globally;

•	Global adoption of commercial NGVs due to significant economic and environmental advantages:

•	Increasingly stringent global emissions regulations driving demand for advanced engine technologies that enable lower emissions, greater fuel economy, and regulatory compliance; and

•	Widespread adoption of advanced digital control solutions which integrate technologies such as high-resolution displays, highly configurable software, GPS navigation, telematics, vehicle management systems, and diagnostics to improve engine safety, energy efficiency, performance, and reliability with less dependence on operator skill.

We believe each of these trends will continue to create significant demand for our products.

Innovative Product Design Driven by Deep Application Knowledge. We are a recognized leader in designing and developing innovative and sophisticated new products within our markets. Over the past three years, we have developed and launched 55 new products, which had an average gross margin of approximately 50% for the year ended December 31, 2013. Our intellectual property portfolio includes millions of lines of software source code, proprietary manufacturing techniques and, as of June 30, 2014, 46 issued and pending patents and patent applications. Driven by deep application knowledge, we deliver forward-thinking solutions ahead of our customers’ needs to create sustainable competitive advantages. Our application engineering expertise and know-how enables us to deliver optimized solutions combining proprietary software platforms and customized hardware. Our design and engineering efforts are led by an in-house team of 160 full-time engineers across all disciplines with superior product development and application expertise in gaseous fuel engines and engine-driven equipment. Our product development strategy is focused on risk compression, design for reliability, and development speed. This enables us to shorten time-to-market and maximize return on investment early in the product’s lifecycle. This successful approach is supplemented by our design reuse philosophy in which new products are built within the scaffolding of common platforms composed of well-tested designs and core components. We utilize standard products and designs with high software configurability and modular hardware to enable a solution that can be rapidly customized by us or our customers.

Entrenched Customer Relationships Built on Technical Collaboration. Our commitment to technological innovation, proven product performance, and superior service has enabled us to develop longstanding, collaborative relationships with a broad group of more than 4,000 customers globally. These customers represent a diverse group of OEMs and distributors located across the globe including Caterpillar, CNHTC (Sinotruk), Cummins, Exterran, Hino, John Deere, Kubota, MidCon Compression, Power Solutions and Yuchai. As a result of our application and engineering expertise, we have a deep and unique understanding of our customers’ gaseous fuel engines and engine-driven equipment, and we are often positioned as the sole-source solution provider to our customers. Due to the long engine development lead times and embedded nature of many of our products, we collaborate closely throughout the design and development phase of our customers’ products. For example, a typical commercial NGV engine development program with one of our OEM customers may span two or more years resulting in an emissions certified package that is specific to the combination of their engine and our electronic controls. Throughout that process, many of our customers rely on us to solve engineering problems related specifically to their engines. As a result, we often have a proprietary position on the engine platform which creates high switching costs with long replacement lead times. We continually seek to strengthen our relationships by working ahead of and with our customers to develop new solutions that meet their dynamic application requirements. We believe this approach has been a key driver of our 52% aggregate sales growth from our top ten customers from 2011 to 2013.

Established Global Footprint. We maintain a manufacturing, sales, and service infrastructure presence on three continents, enabling us to effectively serve our worldwide customer base. In 2013, approximately 71% of our net sales were generated in North and South America, 24% in Asia and 5% in Europe, the Middle East, and Africa. We believe we have developed strong trusting relationships with local customers and suppliers based on our local manufacturing and sales presence, track record of performance, and brand recognition. In 2015, we plan to open our state-of-the-art China Enovation Center, co-located with our manufacturing operations in Hangzhou, China, that will provide additional technical support as well as engine calibration and certification services to our customers in China, India, South Korea, and Japan. We provide natural gas engine control systems to several of the largest commercial NGV engine manufacturers in China—one of the largest and fastest growing commercial NGV markets.

Strong Financial Performance with Attractive Cash Flow. We have demonstrated the strength of our platform through robust growth and cash flow generation. We grew revenues from $148 million in 2010 to $256 million in 2013. This organic growth has been driven by our new product introductions, geographic expansion, acquisition of new customers, and increasing market share, as well as broader market trends such as the proliferation of commercial NGVs and the energy infrastructure buildout. In addition, we estimate that we generate approximately one-third of our revenues from the Energy market from sales of replacement parts and services, which provides an attractive margin and recurring revenue stream. As evidence of our engineering leadership and compelling value proposition, we generated gross margin of 42% in 2013, an increase of more than 477 basis points since 2010, due to disciplined design reuse, modular hardware and software concepts, high-level graphical software configurability, integrated global sourcing, process improvements, strategic value-based pricing, and an intentional focus on a more favorable customer and product sales mix. Our business historically has required low capital expenditures, which have averaged less than 3% of revenue between 2010 and 2013. In 2013, we generated Adjusted EBITDA of $47 million, net income of $40 million, and net cash provided by operations of $37 million.

Growth Strategy

We believe that we are well positioned to extend our market leading position in sophisticated digital engine control systems for gaseous fuel engines and engine-driven equipment and capitalize on positive global trends. The principal elements of our growth strategy are as follows:

Accelerate Product Innovation and Expansion. We distinguish ourselves from our competitors with our best-in-class technology and superior engineering expertise. We are committed to driving our level of technological sophistication and the pace of product innovation. For example, since 2002, we have successfully developed four generations of innovative gaseous engine control platforms and fuel metering technology, with each new generation advancing fuel economy, decreasing emissions, and improving reliability. Our product development strategy, which is focused on risk compression, design for reliability, and development speed, enables us to shorten time-to-market and maximize return on investment early in a product’s lifecycle. This successful approach is supplemented by our design reuse philosophy in which new products are built within the scaffolding of common platforms composed of well-tested designs and core components. We plan to continue to leverage our core technology platforms across many different products and applications targeting our served markets to maximize the impact of our research, development, and engineering investments.

Increase Product Sales and Services with Existing Customers. Our deep relationships with our existing customers, as well as our strong track record of developing innovative and forward-thinking products and solutions, have enabled us to systematically increase sales and margins. We believe this approach has been a key driver of our 52% aggregate sales growth from our top ten customers from 2011 to 2013. As a trusted incumbent solution provider with a wide range of customers across numerous markets, we have numerous cross-selling opportunities in which we leverage our existing technologies and respective customer relationships for incremental sales growth. For example, we have targeted our customers in the industrial mobile market (e.g., forklifts) and industrial stationary market (e.g., generator sets, pumps) for future engine control development programs. We are also executing a series of strategies to grow sales of our highly successful EICSTM product and its associated replacement parts through wider market penetration. For instance, two leading manufacturers of engines for natural gas compressors are incorporating EICS™ into some of their products as an OEM or distributor offering.

Develop New Customer Relationships in the Fast Growing Vehicle Market. We are expanding our customer base by developing new OEM relationships in our target markets. We are working with leading North American heavy-duty commercial vehicle manufacturers and global engine OEMs to leverage our technological and engineering capabilities on their new engine platforms. In addition to engine control initiatives, we recently secured multi-year agreements with two significant OEM customers for hydraulic control system products and off-highway recreational vehicle displays. These collaborative product development efforts have deepened our customer intimacy and provided additional long term follow-on opportunities. We believe that our global manufacturing, sales, service infrastructure, and partnerships with customers, position us to capture market share in both mature and high-growth markets.

Drive Continuous Improvement in Manufacturing and Operations. We believe that our superior manufacturing, engineering, and advanced production capabilities, anchored by our focus on efficiency and quality, are core elements of our financial strength. We intend to increase these advantages by leveraging our proprietary Enovation Controls Operating System (ECOS) to enable high flexibility and superior quality in our manufacturing processes. This system allows for the implementation of best-in-class continuous improvement initiatives that are designed to support significant operating efficiencies and strong profitability. ECOS improvements include a unified, data-driven global strategy to proactively manage cost, standardized manufacturing processes, and labor optimization processes. Our continuous improvement initiatives are evaluated and implemented by cross-functional steering committees that drive Lean Six Sigma projects as well as efforts to continuously improve gross margin.

Selectively Pursue Strategic Acquisitions and Alliances. Our industry leadership makes us an ideal platform to acquire or partner with companies in our target markets. We provide complete engine control system solutions across a wide range of applications and will continue to explore synergistic acquisition opportunities which enhance our position in our served markets. We believe that a number of acquisition opportunities exist where we can extend and further leverage our platforms, strategic competitive advantages, and core competencies. We will seek strategic transactions that extend our presence into new geographies or applications, expand our customer base and/or add new products or technologies to our existing platform solutions.

Our Target Markets and Product Solutions

Our technological expertise and operating history in engine controls forms the basis for all of our hardware and software product offerings. Our solutions include a variety of engine control and monitoring systems, sensors, displays, and panels that are used in natural gas driven engines across several industries. Through our EControls® and Murphy® brands, we target two primary end markets: Vehicles and Energy.

Vehicle

In the Vehicle market, we design, engineer, and manufacture control and fuel injection systems for engines utilizing gaseous fuels such as CNG, LNG, and LPG or propane as well as liquid fuels such as gasoline or diesel fuel. We are a leading provider of electronic engine control systems for commercial natural gas powered trucks and buses with approximately 200,000 systems deployed. We are well positioned with significant market share in the rapidly growing Chinese commercial NGV market in addition to a leading global position in industrial emissions certified spark-ignited gaseous engine controls. Engines operating with our advanced EControls® branded engine control technology meet and exceed the requirements of all current global emissions standards and fuel efficiency regulations. We are strategically positioned to benefit directly from compelling trends that we believe will continue to drive sustainable and profitable growth for our company’s engineered solutions:

•	Increasingly stringent emissions standards in many regions;

•	Natural gas market dynamics and growth; and

•	Increasing engine complexity driving the need for sophisticated electronic control solutions.

We target the growing Vehicle market through our established EControls® brand as a leading electronic engine control platform provider for commercial natural gas powered trucks and buses while serving as a qualified calibration and emission certification resource for our products on our customer’s engines. Our key growth initiatives across this market are driven by our strategies for commercial NGVs, gaseous industrial engine control systems, hydraulic controls, and sophisticated vehicle display, diagnostic, navigation, and engine safety systems. We intend to increase our market footprint through the integration of our engine control components into new natural gas engine platforms. We also serve many industrial mobile and stationary applications with our engine control systems. We are often positioned as the sole-source provider to many of our top customers and we develop proprietary engine control solutions for their new engine platforms. We integrate products and technologies into our solutions that connect operators to vehicles through graphical displays, telematics, mobile device integration, and electro-hydraulic controls. Representative customers in the Vehicle market include Caterpillar, CNHTC (Sinotruk), Cummins, Hino, John Deere, Kubota, NACCO, Polaris, Power Solutions, and Yuchai.

Our Vehicle engine controls are used in a variety of applications:

We provide these engineered products for total system control across the engine and vehicle subsystems. In addition, we are positioned as the primary or sole-source spark-ignited fuel injection control provider to many of our top customers in commercial and industrial vehicle applications. Our products are essential to the functionality of a modern electronically controlled gaseous fuel engine.

Energy

In the Energy market, through our Murphy® branded products, we design, engineer, and manufacture a range of sophisticated products for the monitoring and control of mission-critical equipment including natural gas compressors, generators, pumps, and other engine-driven systems used in the extraction, transmission, and storage of natural gas. We are one of the leading providers of advanced controls for the natural gas compression market. Our branded products include integrated engine management systems, custom-engineered and programmable compressor controls, control end-devices (including valves and sensors), and advanced ruggedized displays. We believe our solutions lead the industry with superior quality, cutting-edge technology, and dedicated customer support. We are positioned to capitalize on key trends that we believe will drive growth and profitability:

•	Natural gas is becoming the preferred hydrocarbon fuel;

•	Access to abundant natural gas enabled by modern production technologies;

•	Increasingly stringent emissions standards in many regions;

•	Electronics and software enabling optimal machine operation; and

•	Increasing demand for machine information and advanced diagnostics through a user-friendly display interface.

We build products targeted at the Energy market to provide critical control and protection functionality for gas compression and other engine-driven skid systems. Gas compression skids incorporate a natural gas fueled engine as the prime mover, a compressor, a large cooling package, a supervisory control panel, and various gas processing support equipment such as separators, scrubbers, oil reservoirs, and control valves. We also provide control panel solutions for fracking rigs, dewatering pumps, distributed power generation, and other engine-driven applications with adjacent control technology requirements.

Engine management solutions are an important part of our offering for the Energy market. Our new EICSTM product integrates three critical engine functions—ignition control, air-fuel ratio control, and speed governing—into a single pre-configured emissions compliant system that allows for easy installation. Due to the system’s success and broad end-customer adoption, two leading manufacturers of engines for natural gas compressors are incorporating EICS™ into some of their products as an OEM or distributor offering Since the launch of the EICSTM product in 2009, we have sold approximately 3,500 systems, and are currently being used or being evaluated by multiple natural gas engine manufacturers.

Our products are designed to allow our customers to reliably achieve emissions compliance while reducing the total cost of equipment ownership. Our products enable advanced operational advantages such as predictive maintenance and remote compressor trouble-shooting via telematics. Our customer base in the Energy market consists of compression system integrators, distributors of natural gas compressors, and Murphy Master Distributors. Representative customers include AG Equipment, Exterran, MidCon Compression, NGSG, OTA Compression, and Valerus. For 13 of our top 20 customers in the Energy market, we are the primary integrated control system provider. To stay ahead of our customer’s needs and sustain our growth, we maintain a constant stream of new product launches to enhance the operational effectiveness of compressor skids, complement earlier product launches with next-generation technology, and access growing markets like CNG refueling stations that support the rapidly expanding NGV refueling infrastructure in the U.S.

Research and Development

Our Technology Advantage

Our current product portfolio is built on successive generations of technology. We believe each generation of our technology has been a commercial success in its own right, and each generation has built upon the success of the previous generation through increased performance, improved durability, lower manufacturing costs, and expanded capability. We believe that the level of refinement achieved over many years through this disciplined process of technology development and deployment provides a sustainable competitive advantage that cannot easily be duplicated.

Our experience with volume production and wide customer deployment of each generation of engine technologies has given us deep application knowledge and expertise. This application knowledge is the basis for what we call our “customer-leading” innovation strategy, which drives our technology advantage forward. By continuing to leverage our experience and expertise to build successive generations of engine technology products and solutions, we reinforce our leadership in the industry and our relationship with our customers. Our leadership is further augmented by our ability to stay ahead of increasingly stringent emissions regulations, higher fuel efficiency standards, and increasing product life cycles. Our strategy is to stay multiple years ahead of these industry trends and our customer’s demand for products that can meet these challenges. This “customer-leading” innovation cycle is at the core of our technology strategy.

For example, all three of our core technologies in our Vehicle market (our engine control modules, our gaseous fuel-injection hardware, and our advanced displays) are in their fourth generation of evolution. We are actively engineering our fifth generation of these technologies to meet future industry requirements. Since each generation is built on the success of the previous one, our high engineering velocity is a competitive advantage over a potential competitor attempting to enter our market. This disciplined engineering approach has resulted in our successful track record to date, and is at the heart of our growth strategy.

Our R&D Capabilities

Our approach to new product development is based on a structured system of design reuse, modular hardware and software, and high-level software configurability. We begin with core design elements that can be quickly reused to create new products. Through the disciplined use of these well-established and proven design elements, we create new products with a low risk of encountering unexpected results that force unplanned iterations. Once we have created a new platform product based on these reusable elements, we can rapidly release a wide array of variations of the base platform that meet many different customers’ needs. While our competitors often attempt to drive customers to “standard offerings,” we can use our flexibility to quickly release a variation of a platform product that specifically targets the customer’s needs and provides them with a customized solution. We are also able to leverage these platforms of design to quickly enter new areas of adjacent technology by rapidly developing products for new markets and applications as opportunities arise.

Our disciplined development process allows us to rapidly develop products while enabling high reliability and quality. Each of our product development efforts follow a disciplined phase-gate process based on leading industry standards. The emphasis of the process is to study and rapidly prototype the new and unknown elements of the design as early in the development cycle as possible. We intentionally identify and study the risk of new or unknown design elements before committing large amounts of time and development cost to the overall program. We often identify and eliminate high risk challenges in a new product design within the first month of a program. By eliminating a majority of the risk early, the later and more costly phases of the development program can proceed smoothly and on-schedule.

We have invested in the equipment and facilities necessary to rapidly develop products. To support our process of eliminating risk early in a project, we have the in-house tools and equipment necessary to rapidly prototype working samples of new product designs. It is common for us to fabricate a working sample of a new product concept within days. We also have the in-house equipment to perform the majority of product design validation testing needed to ensure high quality products in a harsh operating environment. These facilities include eight in-house engine dynamometers and advanced emissions analysis equipment, which we use for both new product testing and overall engine performance calibration and testing with our products.

Our product development teams are structured to nurture the creation of industry leading experts within a defined application and technology space. We have built multi-disciplined teams with high focus on their product areas while maintaining close relationships with our customers and the industry in general in order to deepen our application knowledge and industry leading expertise. Our customers often rely upon these teams as their trusted experts and lean on them for leadership and advice in their applications.

We have 5 multi-disciplined product design teams, 4 application engineering teams, and 3 engineering support teams for a total of 160 engineering staff. Our application and product engineering teams are primarily located in the U.S. and China.

Our research and development expenditures for fiscal years 2013, 2012, and 2011 were $24 million, $20 million, and $17 million, respectively.

Manufacturing

We generally seek to localize our product manufacturing and support to our customer base around the world. We currently operate five manufacturing and distribution centers in the U.S., Europe, and Asia. In 2015, we plan to open our state-of-the-art China Enovation Center, co-located with our manufacturing operations in Hangzhou, China, that will provide additional technical and support services for our market customers in China, India, South Korea, and Japan and will include sophisticated engine calibration and certification capabilities. This facility will also contain six engine dynamometers and advanced emissions calibration equipment. We drive operational excellence through advanced manufacturing techniques, leading industry management practices, and global supply chain optimization.

Our operational strategy is to implement redundancy and flexibility in the manufacturing of our products for the global Energy and Vehicle markets. Our primary manufacturing facilities are located in Tulsa, Oklahoma and San Antonio, Texas, and consist of approximately 295,000 square feet of usable manufacturing space in two plants. We also have established manufacturing and engineering facilities in Rosenberg, Texas; Birmingham, U.K.; and Hangzhou, China. Our facilities are designed and located globally to respond to customer orders within competitive lead times and to minimize market entry costs, while taking full advantage of our global supply chain.

Suppliers

We aggregate our product sourcing efforts across our large and diverse customer base and across industry categories, capitalizing on volume, economies of scale and global supply opportunities. We have established strong, long-term relationships with our suppliers. During 2013, we purchased approximately $108 million of materials and components from outside suppliers. Our primary purchases from outside vendors include metal stampings, electronic components, magnets, and die castings, among others. Most of our raw materials are available from multiple sources of supply. We carefully screen each of our suppliers and maintain high standards for quality, technical capabilities, and on-time delivery. We source products from a global base of vendors, ensuring that we have the most cost-effective mix of domestic and internationally-sourced products, and enabling us to enhance profitability through supply chain management. We have limited our exposure to increases in input costs through mechanisms such as flexible sourcing, contractual raw material cost variance allowances, and the ability to pass through costs to our customers. During 2013, no single supplier accounted for more than 5% of total cost of goods sold and the top ten suppliers accounted for less than 30% of cost of goods sold.

Sales and Marketing

We deliver our solutions directly to global engine and vehicle manufacturers, engine and equipment distributors, natural gas compressor packagers, Murphy Master Distributors, as well as independent distributors globally. We market these solutions throughout the world primarily through direct sales personnel and independent sales representatives.

Our professional, highly trained sales force is well equipped to solve the technical and complex challenges facing our customers through the application of our products. Our sales representatives are assigned to customers and products within our primary end markets, Vehicles and Energy, and have developed a highly specialized knowledge of our solution set for customers within their respective markets. Our sales team works closely with our customers in each market to provide highly technical and customized solutions, in coordination with our engineering and product development teams.

We have a direct sales force in the U.S., Europe, China, South Korea, India, and Mexico and we utilize select independent sales representatives and distributors to market our products and services in certain other foreign countries that we serve. In addition, we have a value-added exclusive partnership with AMICO, our marketing and support consultant in China. We believe that our experience and growing presence in China along with our partner’s relationships and knowledge of local customs is a competitive benefit for us. Over the last twelve months, we have expanded our in-country management, engineering, sales, and technical support teams in China.

Competition

We believe we are a leading provider of sophisticated digital control systems for gaseous fuel engines and engine-driven equipment. The market for our solutions and certain components to our solutions is intensely competitive, subject to rapid change, and sensitive to new product introductions and changes in technical requirements. Competition in our markets may become more intense as additional companies enter them and as new technologies are adopted.

In the Vehicle market, our gaseous engine control solutions compete in markets worldwide based on technology, emissions capability, durability, quality, cost, manufacturing capabilities, and the technical expertise of our engineering support team. We believe that we have a strong position in each of these categories, and we continue to invest in strengthening these key elements. In this market, our primary competitors are Woodward and Fuel System Solutions, and we also compete to a lesser extent with Westport Innovations.

In the Energy market, we are a key supplier of integrated engine and application controls for engine-driven natural gas compressors, power units, pumps, and generators. We believe we have a strong position supported by our comprehensive suite of integrated products, deep application knowledge and reputation. In this market, our primary competitor is Hoerbiger Engine Solutions (Altronic). We know of no competitor that offers a complete integrated solution with respect to these controls in this market that is similar to ours.

Within our primary markets, we compete with a range of companies that offer certain individual components of our full system solutions. The components of our overall systems most commonly include displays, panels, sensors, valves, and other end-devices. These competitors include Wachendorff, LOFA, Controls Inc, EMIT and Kenco.

Our History and Values

Company History

Enovation Controls was created through the merger of FW Murphy and EControls in 2009. Our company combines FW Murphy’s wide-ranging application control capabilities with EControls’ extensive engine control expertise. We believe this uniquely positions us to provide a complete solution approach for engine control, protection, and monitoring across our served markets. The Murphy® brand has 75 years of application expertise and solution innovation with an established global infrastructure. The EControls® brand has 20 years of proven engineering expertise and delivers leading-edge technologies for gaseous engine control systems.

Our primary motivations for the merger were similar underlying technologies in our products and solutions, a high number of common customers, uniform manufacturing processes, and almost no product overlap. The merger created an opportunity for us to offer our common customers a broader integrated solution for engine control, protection and monitoring while simultaneously combining resources across the engineering, manufacturing, and sales functions. Capitalizing upon the combined companies’ engineering and innovation expertise, ability to deliver complete system solutions, and manufacturing efficiency, We have successfully grown our business across each of our markets and believe we are well positioned for future success.

FW Murphy, founded in 1939, was created when Frank W. “Pat” Murphy developed innovative mechanical solutions to protect engines from various failure modes. FW Murphy grew to become a global provider of electronic systems for visible, high-touch digital application control and display solutions with an emphasis on compression controls used in the production of natural gas. EControls was founded in 1994 with a focus on providing advanced control solutions for spark-ignited engines and a core philosophy of partnering with its customers.

Our Core Values

Enovation Controls takes great pride in providing employees with a challenging and enjoyable work experience. We rely on five core values as building blocks for our success:

•	Customer Focus: We are driven by customer satisfaction and service. Our responsibility is to understand our external and internal customers’ needs, provide timely solutions, and fulfill our commitments. We embrace a culture of humility, which we believe in turn ensures the highest level of customer satisfaction.

•	Ethics: We are honest and fair with employees, customers and suppliers. This creates an environment of mutual respect and trust.

•	Enovation: We encourage creativity in an environment in which new ideas build on successful platforms and continue the evolution of integrated product offerings. We believe this is how we truly delight our customers.

•	Fanatical Excellence: We strive to achieve the best in all we do. Our responsibility to customers and ourselves is to adopt a sense of healthy paranoia in which quality must be proven and never assumed. We hold each other accountable to the highest standards of performance.

•	Fun: We want employees, customers, and suppliers to enjoy working with our company.

Mission and Vision

Enovation Controls is focused on long-term sustainable and profitable growth and is guided by our common values, vision, mission, and competencies. Our mission is to “Climb to Prime”—the point at which the company is the strongest, most profitable and has clarity of vision. We seek to maintain an even balance between control and flexibility.

Our vision is to provide innovative and state-of-the-art products and services for comprehensive equipment management and digital control systems. We encourage and support our employees as they achieve bold and inspiring common goals in a positive and fun atmosphere. At all times, we strive to exceed the expectations of our employees, customers and vendors to become their “Preferred Partner.”

Intellectual Property

Our business depends, in part, upon protecting our intellectual property in the technology that we develop. We rely on patents, copyrights, and a combination of software encryption, internal procedures, and nondisclosure agreements for this purpose. We apply for patent protection where we believe it will give us a competitive advantage. As of June 30, 2014 we held 25 issued U.S. patents, with an additional 19 U.S. patent applications pending as well as 2 pending international patent applications. We also have licenses to use technology owned by third parties. In addition, we own a number of trademarks that we believe are well known in our markets and represent a considerable amount of goodwill captured over many years of serving those markets.

Although we believe that our portfolio of patents and trademarks and our licenses provide us with a competitive advantage, we do not consider the expiration or termination of any one or any group of these assets to be of such importance as to have any material or adverse effect on our business. We believe that our primary competitive advantage is based upon our collection of trade secrets, know-how, proprietary manufacturing techniques, and deep customer relationships and application knowledge. Our core products contain a large number of complex algorithms, software, electronics, and mechanical components that have been refined over many years in a confidential customer driven development process. Our processes for manufacturing these products are often similarly complex and well refined, and we believe that those processes represent a significant barrier for competitors attempting to offer a similar product. We believe our customers rely on the inherent advantage that comes from this continuous improvement in our products and processes over time. We believe that our customers also rely on us for our experience and expertise in the application of our products to meet their needs, and in many cases our expertise of a customer’s application exceeds that of the customer.

Environmental, Health and Safety Regulation

Our operations are subject to numerous stringent and complex foreign, federal, state and local laws and regulations governing, among other things, the generation, storage, handling, use and transportation of hazardous substances, the discharge of hazardous substances into the ground, air or water, human health and safety and environmental protection. Failure to comply with these laws or regulations or to obtain or comply with permits may result in the assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements, and the imposition of injunctions to prohibit certain activities or force future compliance. We could also be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage. Under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at our or our predecessors’ past or present facilities and at third party waste disposal sites, even if we did not cause such contamination. We cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, capital expenditures, results of operations or financial condition.

The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment, and thus, any changes in environmental laws and regulations or in enforcement policies that result in more stringent and costly waste handling, storage, transport or disposal remediation requirements could have a material adverse effect on our business, operations and financial position. Moreover, accidental releases or spills of hazardous or regulated substances may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third party claims for damage to property, natural resources or persons.

The following is a summary of the more significant existing environmental, health and safety laws and regulations in the United States to which our business operations are subject and for which compliance may have a material adverse impact on our business capital expenditures, results of operations or financial position.

Hazardous Substances and Waste

The Resource Conservation and Recovery Act (RCRA) and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. In many states, the EPA delegates the administration of some or all of the provisions of RCRA to the individual states, some of which also have their own, more stringent requirements. We are required to manage the generation, transportation, storage and disposal of hazardous and non-hazardous wastes in compliance with RCRA.

The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include current and former owners, lessors and operators of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. We currently own, lease, or operate numerous properties that have been used for manufacturing and other operations for many years. We also contract with waste removal services and landfills. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous foreign, state and local laws. Under such laws, we could be required to conduct or incur significant costs in connection with the removal of previously disposed substances and wastes, remediation of contaminated property, or remedial operations to prevent future contamination. In addition, we could be subject to claims by neighboring landowners and other third-parties for personal injury and property damage allegedly caused by hazardous substances released into the environment.

Water Discharges

The Federal Water Pollution Control Act (the Clean Water Act) and analogous foreign, state and local laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the U.S. Such laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the federal Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

Air Emissions

The federal Clean Air Act and comparable foreign, state and local laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other emission control requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. Non-compliance with air permits or other requirements of the federal Clean Air Act and comparable laws and regulations can result in the imposition of administrative, civil and criminal penalties, as well as the issuance of orders or injunctions limiting or prohibiting non-compliant operations. We are subject to the EPA’s Toxics Release Inventory (TRI) reporting requirements and to annual and semi-annual site level reporting to state departments of environmental quality (DEQ). We are dedicated to compliance with applicable laws and regulations relating to air emissions.

Climate Change

In December 2009, the EPA determined that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has adopted regulations to restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act including rules regulating emissions of greenhouse gases from motor vehicles and certain large stationary sources. The EPA has also adopted rules requiring the annual reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the U.S., including petroleum refineries and onshore oil and natural gas production facilities.

In addition, Congress has from time to time considered adopting legislation to reduce emissions of greenhouse gases and almost one-half of the states have already taken legal measures to reduce emissions of greenhouse gases primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs.

The adoption of legislation or regulatory programs to reduce emissions of greenhouse gases could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas produced by our customers. Consequently, legislation and regulatory programs to reduce emissions of greenhouse gases could have a direct and indirect adverse effect on our business, financial condition and results of operations. Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our business, financial condition, results of operations and cash flow.

Employee Health and Safety

We are subject to a number of foreign, federal, state and local laws and regulations, including the federal Occupational Safety and Health Act (OSHA) and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

We also operate in non-U.S. jurisdictions, which may impose similar obligations and liabilities against us.

Employees

As of June 30, 2014, we have 1,004 employees worldwide, including 679 in operations, 160 in engineering, and 101 in sales and marketing.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. Such litigation may include product liability, tort, warranty, contract, workers’ compensation, and other claims. As of the date of this prospectus, we are not involved in any material legal proceedings.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth certain information as of the date of this prospectus concerning our directors and executive officers, upon consummation of the Transactions.

Name	Age	Principal Position(s)

Frank W. Murphy III	47	Executive Chairman, Director

Patrick W. Cavanagh	61	President and Chief Executive Officer, Director

Dennis E. Bunday	63	Chief Financial Officer

Kennon Guglielmo, Ph.D.	47	Chief Technology Officer, Director

Michael W. Walser	47	Executive Vice President

Eugene J. Bazemore Jr.	43	Vice President, Corporate Development and Investor Relations

There are no family relationships between or among any of our executive officers or directors. Set forth below is additional information concerning our executive officers and directors.

Frank W. Murphy III has served as our Executive Chairman since October 2011 and has served on the board of directors of Enovation Controls, Inc. since its inception. Mr. Murphy served as our President and Chief Executive Officer from September 2009 to October 2011. From 1998 through September 2009, Mr. Murphy served as President and Chief Executive Officer of FW Murphy, a global manufacturing company specializing in oil and gas and industrial markets worldwide. During his 23-year tenure with FW Murphy, he assisted FW Murphy with several important achievements, including the founding and management of FW Murphy Instruments (Hangzhou) Co., Ltd. while living in Shanghai, China from 2005 to 2007. Mr. Murphy currently serves on the board of directors of Fiberglass Engineering, Inc. (d/b/a Cobalt Boats) and Chesapeake Holding Company, and was previously a member of the board of directors of The F&M Bank and Trust Company. Additionally, he serves on the board of trustees at the University of Tulsa. Mr. Murphy holds a Bachelor’s degree in Personnel Administration from the University of Kansas and an M.B.A. from Southern Methodist University.

We believe Mr. Murphy is qualified to serve as a member of our board of directors due to his experience serving on other boards, the perspective and experience from his long history with us, including his extensive international business exposure, and his broad knowledge of our products and the markets we serve.

Patrick W. Cavanagh has served as our President and Chief Executive Officer since January 2013 and has served on the board of directors of Enovation Controls, Inc. since its inception. Mr. Cavanagh served as President and Chief Executive Officer of Williams Controls (NYSE: WMCO), a global manufacturer of electronic throttle controls and sensors based in Portland, Oregon that was sold to Curtiss Wright (NYSE: CW) in December 2012, from October 2004 to December 2012. Prior to joining Williams Controls, Mr. Cavanagh served as General Manager of Woodward Controls, Inc., a subsidiary of Woodward Governor Company, an independent manufacturer of engine control systems for industrial engines and turbines. From 1992 to 2003, Mr. Cavanagh served as Corporate Vice President of Knowles Electronics and General Manager of its Automotive Components Group, a producer of engine control systems, actuators and sensors for the automotive, heavy truck and off highway markets. Mr. Cavanagh has served on the board of advisors of Enovation Controls, LLC since February 2010. He served as Chairman of the Heavy Duty Manufacturers Association, the leading industry organization for commercial vehicle and off-highway equipment suppliers, and on the board of its parent organization, the Motor Equipment Manufacturers Association. He also serves on the board of directors of Defiance Metal Products, a supplier of fabricated metal components to the commercial vehicle and off-highway equipment manufacturers. Mr. Cavanagh holds a B.S. in Mechanical Engineering Technology from the Milwaukee School of Engineering.

We believe that Mr. Cavanagh is qualified to serve as a member of our board of directors due to his significant leadership, financial, and manufacturing experience.

Dennis E. Bunday has served as our Chief Financial Officer since July 2014. Mr. Bunday served as President and Chief Financial Officer of Pacific Power Products Holdings, Inc. from March 2013 to July 2014. Prior to joining Pacific Power Products Holdings, he served as Executive Vice President, Chief Financial Officer, and Secretary of Williams Controls (NYSE: WMCO) from July 2002 to December 2012. Prior to joining Williams Controls, he served as Vice President-Finance and Chief Financial Officer from 1998 to 2001, for Babler Bros., Inc., a manufacturer of pre-cast concrete products. From 1996 until 1998, he held the same positions with Quality Veneer & Lumber, Inc., and its predecessor, the Morgan Company, a producer of forest products. Prior to 1996, he was Financial Controller and Treasurer of Pope & Talbot, Inc., which at the time was listed on the New York Stock Exchange. Mr. Bunday received a Bachelor’s degree in Accounting from Washington State University. Mr. Bunday was a member of the board of directors and the compensation committee of the board of directors of Southwall Technologies until the sale of that company in November 2011.

Dr. Kennon Guglielmo has served as our Chief Technology Officer since September 2009 and has served on the board of directors of Enovation Controls, Inc. since its inception. As Chief Technology Officer, Dr. Guglielmo provides technical leadership to Enovation Controls. In 1994, Dr. Guglielmo formed EControls and began developing engine management systems for the industrial, marine, and heavy-duty engine markets. Dr. Guglielmo began his career in 1992 at the Engine Research department at Southwest Research Institute in San Antonio, Texas. Dr. Guglielmo holds a B.S. in Mechanical Engineering from Texas A&M University, and an M.S. and Ph.D. in Mechanical Engineering from Georgia Institute of Technology. Throughout his academic career, Dr. Guglielmo focused on advanced control theory in the areas of engine controls, robotics, and other thermodynamic and mechanical systems.

We believe that Dr. Guglielmo is qualified to serve as a member of our board of directors due to his extensive experience with our products and their history and his deep technical expertise.

Michael W. Walser has served as our Executive Vice President since 2007 and was previously Vice President — Engine Engineering of EControls from 2000 to 2007 and Senior Engineer of EControls from 1997 to 2000. He is responsible for engine engineering, advanced fuel system designs, technology roadmaps, and market development. Mr. Walser served as Senior Engineer at Mesa Environmental, a T. Boone Pickens Company and provider of industrial retro chemical, marine cleaning, maintenance and environmental services, from May 1992 to October 1997, and in such position he focused on strategic product development and design. Mr. Walser holds over 20 U.S. patents and various international patents on designs for control of gaseous fuel engines and vehicles.

Eugene J. Bazemore Jr. has served as our Vice President, Corporate Development and Investor Relations since May 2014. From May 2013 to May 2014, Mr. Bazemore served as Vice President, Corporate Development, at AZZ incorporated (NYSE: AZZ), a diversified industrial company based in Fort Worth, Texas. From October 2006 to May 2013, Mr. Bazemore was a senior investment banker in the Industrial Technologies practice of Houlihan Lokey in New York, New York. He also previously worked as Director, Corporate Development at Cooper Industries Ltd., a global electrical products manufacturer, from 2004 to 2006, and in investment banking with UBS Investment Bank from 2000 to 2004. Mr. Bazemore holds a B.S. in Chemical Engineering from Auburn University and an M.B.A. from New York University’s Leonard N. Stern School of Business.

Board of Directors

Our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will divided among the three classes as follows:

•	The Class I directors are Messrs. , , and , and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	The Class II directors are Messrs. , , and , and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	The Class III directors are Messrs. , , and , and their terms will expire at the annual meeting of stockholders to be held in 2017.

We anticipate that              additional director who is independent under the              rules will be appointed to the board of directors prior to the effectiveness of the registration statement of which this prospectus forms a part.

We intend to enter into the Stockholders Agreement with Murphy Group and EControls Group that will become effective upon the completion of this offering. Pursuant to the Stockholders Agreement, each Founder Entity will have the right to designate two members to our board of directors for so long as such Founder Entity owns 10% or more of our outstanding Class A Shares and Class B Shares, and each will have the right to designate one member to our board of directors if their ownership of our outstanding Class A Shares and Class B Shares is between 5% and 10%. In addition, as long as each Founder Entity owns 10% or more of our outstanding Class A Shares and Class B Shares, they will have the right to designate one mutually agreed additional member to our board of directors. If a Founder Entity’s ownership level falls below 5% of our outstanding Class A Shares and Class B Shares, such Founder Entity will no longer have any right to designate a nominee. If a vacancy on the Board occurs as a result of the death, disability, retirement, resignation, or removal of a designee of the Founder Entities, or the joint designee, the Founder Entity that designated such person, or the Founder Entities jointly in the case of the mutually agreed designee, shall nominate a replacement to fill the vacancy. Each of the Founder Entities has agreed to vote all its shares for the designees of the Founder Entities. Pursuant to the terms of the Stockholders Agreement, Murphy Group nominated Messrs.             and              to our board of directors, EControls Group nominated Messrs.             and              to our board of directors and Murphy Group and EControls Group mutually agreed to nominate              to our board of directors. For more information, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Pursuant to the Stockholders Agreement, the Founder Entities will agree that until the earlier of the third anniversary of the closing of the offering being made hereby and the time at which the Founder Entities collectively hold less than 10% of our outstanding Class A Shares and Class B Shares, neither will transfer any shares of our common stock without the consent of the other Founder Entity, other than pursuant to certain permitted transfers, transfers in which the other Founder Entity has a right to participate, and sales pursuant to a registration statement.

Our amended and restated certificate of incorporation will provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of our then outstanding stock voting as a single class at a meeting of stockholders called for that purpose. The certificate will also provide that, if a director is removed or if a vacancy occurs due to either an increase in the size of the board or the death, resignation or other cause, the vacancy will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum remain.

Director Independence

Upon the completion of this offering, we expect that our Class A Shares will be listed on the             . We expect to be a “controlled company” under the              corporate governance standards because more than 50% of the voting power of our common stock following the completion of this offering will be held by the Founder Entities, each of which has agreed to vote their shares together for the election of directors pursuant to the Stockholders Agreement. A “controlled company” may elect not to comply with certain                      corporate governance standards, including the requirements that (i) we have a majority of our board of directors consists of

“independent directors,” as defined under the              rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, in reliance upon the foregoing exemptions, a majority of our board of directors will not consist of independent directors, we will not have a nominating and corporate governance committee, and our compensation committee will not be composed entirely of independent directors, and we may use any of these exemptions for so long as we are a controlled company. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the             . The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes—Oxley and the             . The rules of the              permit the composition of our audit committee to be phased-in as follows: (i) one independent committee member at the time our shares are listed on the             ; (ii) a majority of independent committee members within ninety (90) days of the date of this prospectus; and (iii) all independent committee members within one (1) year of the date of this prospectus. Thereafter, we will be required to have an audit committee comprised entirely of independent directors. We expect to have              independent directors on our board upon completion of this offering. See “Management—Our Directors and Executive Officers.” If at any time we cease to be a “controlled company” under the              rules, our board of directors will take all action necessary to comply with the applicable              rules, including appointing a majority of independent directors to our board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

The board of directors has reviewed the independence of our directors, as well as our director nominees who will join the board of directors upon the closing of the offering, based on the listing standards of the             . Based on this review, the board of directors determined that each of Messrs.             ,              and              is independent within the meaning of the             rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including             . As required under applicable              rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include an Audit Committee and a Compensation Committee. Our board of directors has adopted written charters for each of these committees. Upon completion of this offering, copies of the charters will be available on our website. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The Audit Committee will be responsible for, among other matters:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm the independence of its members from its management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

•	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

•	reviewing and approving related-person transactions.

Upon completion of this offering, our audit committee will consist of              and             . The              rules require us to have one independent Audit Committee member upon the listing of our Class A Shares, a majority of independent directors within 90 days of the date of this prospectus and all independent Audit Committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that              and              meet the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 and              rules. In addition, our board of directors has determined that              will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

•	reviewing key employee compensation goals, policies, plans and programs;

•	reviewing and approving the compensation of our directors and executive officers;

•	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•	appointing and overseeing any compensation consultants or advisors.

Upon completion of this offering, our Compensation Committee will consist of             . As a controlled company, we will rely upon the exemption from the requirement that our Compensation Committee be composed entirely of independent directors.

Risk Oversight

Our board of directors will oversee a company-wide approach to risk management. Our board of directors will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our board of directors will have ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, our Compensation Committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our Audit Committee will oversee management of enterprise risks and financial risks, as well as potential conflicts of interests. Our board of directors will be responsible for overseeing the management of risks associated with the independence of our board of directors.

Compensation Committee Interlocks and Insider Participation

All compensation and related matters after this offering will be reviewed by our compensation committee.

Code of Business Conduct and Ethics

Upon or prior to completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to our directors, officers and employees. Upon completion of this offering, a copy of this code will be available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors pursuant to which we will agree to indemnify each director against: (i) expenses, judgments, and settlements paid in connection with third-party claims; and (ii) expenses and settlements paid in connection with claims in our right, in each case provided that the director acted in good faith. In addition, we will agree to indemnify each director to the fullest extent permitted by law against all expenses, judgments, and amounts paid in settlement if the director acted in good faith and in a manner reasonably believed to be in, and not opposed to, our best interests. Subject to the director’s obligation to repay us in the event that he or she is not entitled to such indemnification, we will advance the expenses of the director prior to a final determination as to whether the director is entitled to indemnification.

Director Compensation

In 2013, Enovation Controls, LLC did not have a board of directors or a board of managers, as Enovation Controls, LLC is member-managed. In connection with the organization of Enovation Controls, Inc. in 2014, we appointed three employee directors. Following this offering, we expect to appoint one or more independent directors who will receive compensation that is commensurate with arrangements offered to directors of newly public companies. We have not compensated, nor do we expect to compensate, our employee directors for their service on our board of directors. We expect to reimburse all directors for reasonable out-of-pocket expenses incurred in connection with their service as directors. Our independent directors will also be eligible to receive equity awards when, as and if determined by our Compensation Committee.

EXECUTIVE COMPENSATION

Introduction

Our named executive officers for the year ended December 31, 2013, which consists of our Chief Executive Officer, our former President and Chief Executive Officer, and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2013, are as follows:

•	Patrick W. Cavanagh, our President and Chief Executive Officer;

•	Gary Riley, our former President and Chief Executive Officer;

•	Frank W. Murphy III, our Executive Chairman; and

•	Kennon Guglielmo, our Chief Technology Officer.

2013 Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of our named executive officers in 2013 and 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Patrick W. Cavanagh President and Chief Executive Officer(4)	2013	433,133	—	—	315,042	129,037	877,212

Gary Riley	2013	144,978	—	—	44,003	529,877	718,858
Former President and Chief Executive Officer(5)	2012	500,000	—	—	200,051	48,093	748,144

Frank W. Murphy III	2013	428,087	—	—	128,105	30,100	586,292
Executive Chairman	2012	420,560	—	—	83,790	54,662	559,012

Kennon Guglielmo	2013	412,000	—	—	125,832	7,650	545,482
Chief Technology Officer	2012	407,778	—	—	84,581	10,287	502,646

(1)	Mr. Cavanagh was the only named executive officer that received an option award. In 2013, Mr. Cavanagh received Class C Management Interests of Enovation Controls, LLC. The aggregate intrinsic value of Mr. Cavanagh’s Class C Management Interests was zero, calculated in accordance with FASB ASC Topic 718. See Note 7—“Stock Compensation” to our consolidated financial statements included in this prospectus for further discussion of the valuation methodology. Using the fair market valuation method at March 31, 2014, the value of Mr. Cavanagh’s Class C Management Interests was $1,810,635. For more information relating to the 2013 awards, see the section entitled “Overview of Our 2013 Executive Compensation Program—Elements of Compensation—Annual Equity Incentive Awards” below.
(2)	Amounts represent the annual cash incentive awards earned by the named executive officers. Messrs. Cavanagh and Riley participated in our Senior Management Incentive Plan and our Incentive Compensation Plan (OVERDRIVE), which in each case was based on our performance in 2012 and 2013, as applicable. Messrs. Murphy and Guglielmo only participated in our Incentive Compensation Plan (OVERDRIVE). For more information relating to the 2013 annual cash incentive awards, see the section entitled “Overview of Our 2013 Executive Compensation Program—Elements of Compensation—Annual Cash Incentive Awards” below.
(3)	For 2013, amounts represent (i) for Mr. Cavanagh, a relocation allowance of $80,805, which included a tax gross up on his relocation allowance of $35,441, a club allowance, an automobile allowance, an allowance to purchase life insurance of $12,570 and a 401(k) plan matching contribution of $7,650; (ii) for Mr. Riley, $513,023 in severance in connection with his resignation from Enovation Controls, LLC, an automobile allowance, a relocation allowance, and a 401(k) plan matching contribution of $9,767 (iii) for Mr. Murphy, personal use of fractionally owned Company aircraft, a club allowance, and a 401(k) plan matching contribution of $7,650; and (iv) for Mr. Guglielmo, a 401(k) plan matching contribution of $7,650.

For 2012, amounts represent (i) for Mr. Riley, an automobile allowance, a relocation allowance of $31,883, and a 401(k) plan matching contribution of $7,500; (ii) for Mr. Murphy, personal use of fractionally owned Company aircraft of $33,662, a club allowance, and a 401(k) plan matching contribution of $7,500; and (iii) for Mr. Guglielmo, a 401(k) plan matching contribution of $7,414 and personal use of fractionally owned company aircraft.

The value of personal use of fractionally owned company aircraft is based on our incremental costs, including the cost of fuel, pilot costs, trip-related maintenance, crew travel expenses, on-board catering, landing fees and trip-related parking/hangar costs. Since our fractionally owned aircraft is used primarily for business travel, we do not include the fixed costs that do not change based on the usage, such as purchase costs and maintenance costs not related to trips. All other dollar amounts reflected in the “All Other Compensation” column are based on our direct costs of providing such perquisites or personal benefits to the named executive officers.

(4)	Mr. Cavanagh’s employment with Enovation Controls, LLC commenced on January 28, 2013.
(5)	Mr. Riley resigned from Enovation Controls, LLC on March 31, 2013.

Overview of Our 2013 Executive Compensation Program

Elements of Compensation

Our executive compensation program consisted of the following components of compensation in 2013:

Base Salary. Each named executive officer receives a base salary for the expertise, skills, knowledge and experience they offer to our management team. Each named executive officer’s base salary for 2013 is listed in the 2013 Summary Compensation Table.

Annual Cash Incentive Awards. As part of our executive compensation program, the members of Enovation Controls, LLC provide annual cash incentive awards to our named executive officers and other key employees. Each year the members determine the performance goals they believe best align the named executive officers’ annual cash incentive awards with our strategic goals and objectives for the respective year.

For 2013, there were two separate cash incentive programs, our Senior Management Incentive Plan and our Incentive Compensation Plan (OVERDRIVE). Messrs. Cavanagh and Riley participated in both of these cash incentive programs, but Messrs. Murphy and Guglielmo only participated in our Incentive Compensation Plan (OVERDRIVE).

In 2013, Mr. Cavanagh earned a cash bonus under the Senior Management Incentive Plan of $219,560. As a result of Mr. Riley’s resignation from Enovation Controls, LLC in March 2013, he was not eligible to receive a cash bonus under the Senior Management Incentive Plan. In 2013, Messrs. Cavanagh, Riley, Murphy and Guglielmo earned a cash bonus under the Incentive Compensation Plan (OVERDRIVE) of $95,482, $44,003, $128,105, and $125,832, respectively.

See the above 2013 Summary Compensation Table for further information on the payout of the named executive officers’ 2013 annual cash incentive awards.

Annual Equity Incentive Awards. Historically, we have granted Class B, C and D Management Interests of Enovation Controls, LLC (commonly referred to as a profits interest) under our Profits Interest Plan to our officers, including Mr. Cavanagh, but excluding Messrs. Murphy and Guglielmo.

The Class B, C and D Management Interests do not have any intrinsic value when granted, generally vest over four years and provide the officers with benefits (in the form of distributions) only if the distributions from

Enovation Controls, LLC after the grant date exceed a specified amount, which we refer to as the “threshold value.” The threshold value is increased for each of the Class B, C and D Management Interests, such that a lower-lettered tranche may become entitled to receive distributions before a higher-lettered tranche.

On February 18, 2013, Mr. Cavanagh was granted Class C Management Interests of Enovation Controls, LLC and the Class C Management Interests have a threshold value of $210 million. Mr. Cavanagh will not receive any distributions with respect to vested Class C Management Interests until Enovation Controls LLC’s total distributions after January 1, 2013 exceed the threshold value of $210 million.

See the 2013 Summary Compensation Table for further information on the named executive officers’ 2013 annual equity incentive awards.

Other Benefits. We provide one or more of the named executive officers with certain perquisites and other personal benefits, including an annual automobile allowance, club membership dues and payment of certain life insurance premiums, as set forth in more detail in the 2013 Summary Compensation Table.

From time to time, we also provide relocation assistance to move certain of our current employees and new hires, including our named executive officers, covering most of the reasonable costs and expenses incurred during the move. In connection with Mr. Cavanagh’s relocation to Tulsa, Oklahoma, he received aggregate relocation assistance of $80,805.

Messrs. Murphy and Guglielmo are permitted to use fractionally owned company aircraft for personal air travel to the extent it is not otherwise being used for company business. From time to time, they may be accompanied by their family members.

All U.S. employees, including our named executive officers, are eligible to participate in our U.S. benefit programs, including medical, dental, vision, life and disability insurance and a 401(k) plan with matching contributions.

The Enovation Controls 401(k) Plan provides substantially all U.S. employees with the ability to make pre-tax retirement contributions in accordance with applicable IRS limits. Matching contributions are discretionary based on Company performance. In 2013 matching was equal to 50% of an employee’s contributions up to the first 6% contributed by the employee.

We do not sponsor or maintain any deferred compensation or supplemental retirement plans in addition to our 401(k) plan.

The health, welfare and other personal perquisites and benefits described above are intended to be part of a competitive overall executive compensation program and help attract and retain employee talent.

The amounts paid to the named executive officers in 2013 in respect of these benefits are reflected above in the 2013 Summary Compensation Table under the “All Other Compensation” column.

In connection with Mr. Riley’s resignation from Enovation Controls, LLC in March 2013, he was entitled to receive (i) twelve months severance, payable bi-weekly and (ii) continuation of health and life insurance benefits for twelve months or until he accepts a position with another company offering comparable benefits, which benefits we valued at $13,023.

Outstanding Equity Awards at Fiscal Year End for 2013

The following table sets forth certain information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2013:

Name	Number of shares or units of stock that have not vested		Market value of shares or units of stock that have not vested(3)
Patrick W. Cavanagh	8,274	(1)(4)	$
	110,320	(2)(5)	$
Gary Riley	—	(6)		—
Frank W. Murphy III	—			—
Kennon Guglielmo	—			—

(1)	These stock awards reflect Class B Management Interests, which have a threshold value of $160 million. Mr. Cavanagh received these Class B Management Interests when he served on the advisory board of Enovation Controls, LLC in 2011.
(2)	These stock awards reflect Class C Management Interests, which have a threshold value of $210 million.
(3)	Based on an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
(4)	Of the indicated unvested Class B Management Interests, 2,757 are scheduled to vest on each of the dates of December 30, 2014, December 30, 2015, and December 31, 2016.
(5)	Of the indicated unvested Class C Management Interests, 27,580 vested on January 1, 2014, and the remaining unvested Class C Management Interests are scheduled to vest in installments of 27,580 on each of January 1, 2015, 2016 and 2017.
(6)	In connection with Mr. Riley’s resignation from the company in March 2013, all of his unvested Class B Management Interests were forfeited.

The number of Class B and C Management Interests listed in the Outstanding Equity Awards at Fiscal Year End for 2013 table does not reflect the conversions occurring as part of the Transactions. As described in “The Transactions,” each Class B, C and D Management Interest, including any of those held by the named executive officers, will be converted into Common Interests (with a corresponding equal number of Class B Shares) in connection with this offering in a manner that reflects the percentage of Enovation Controls, LLC currently owned by the Class B, C and D Management Interest holders, taking into account their current distribution entitlement and the fair market value of Enovation Controls, LLC based on the offering price. A substantial amount of these converted Common Interests will be subject to forfeiture at the time of conversion and will vest only if the holder remains employed by us through the applicable period or upon a change in control. The following table lists the number of Common Interests into which Mr. Cavanagh’s unvested Class B and C Management Interests will be converted in connection with the Transactions.

Name	Number of Common Interests Following Conversion
Patrick W. Cavanagh		(1)

(1)	Of the reported amount, Common Interest will be vested and Common Interests will be unvested.

Following the Transactions, each of the named executive officer’s Common Interests will be exchangeable (together with a corresponding number of Class B Shares) for one of our Class A Shares or, at our option, cash equal to the market value of one of our Class A Shares.

Enovation Controls, Inc. 2014 Long-Term Incentive Plan

Introduction

To incentivize management members following the completion of this offering, we anticipate that our board of directors will adopt an omnibus long-term incentive plan for employees, consultants and directors, which we refer to as the LTIP. Once adopted, our named executive officers will be eligible to participate in the LTIP, which we expect will become effective upon the consummation of this offering. We anticipate that the LTIP will provide for the grant of bonus stock, restricted stock, restricted stock units, options, stock appreciation rights, dividend equivalent rights, performance awards, annual incentive awards and other stock-based awards intended to align the interests of key employees (including the named executive officers) with those of our stockholders.

Set forth below is a summary of our current expectations of the material features of the LTIP that we anticipate our board of directors will adopt. The terms and conditions described below remain subject to change unless and until our board of directors adopts the LTIP.

The LTIP – Generally

The LTIP will provide us with the flexibility to make grants of stock options (both incentive stock options or options that do not constitute incentive stock options), restricted stock, restricted stock units, dividend equivalents, performance awards, annual incentive awards, bonus stock awards, or other stock-based awards. All officers and employees of Enovation Controls, Inc. or our subsidiaries, as well as other individuals who provide services to us or our subsidiaries (including directors), will be eligible to receive awards under the LTIP. The LTIP will expire upon the earliest of (i) its termination by our board of directors, (ii) the date Class A common stock is no longer available under the LTIP for grants of awards, or (iii) the tenth anniversary of the effective date of the LTIP. Shares that may be granted under the LTIP are subject to the availability of shares in the share pool.

Administration of the LTIP

The LTIP will initially be administered by our board of directors or a subcommittee thereof (the “Committee”). Under the terms of the LTIP, the Committee will have the power to: (i) adopt, amend, and rescind administrative and interpretative rules and regulations relating to the LTIP; (ii) determine which eligible individuals will be granted awards under the LTIP and the time or times at which such awards will be granted; (iii) determine the amount of cash and/or the number of shares of Class A common stock that will be subject to each award under the LTIP; (iv) determine the terms and provisions of each award agreement; (v) accelerate the time of vesting or exercisability of any award that has been granted under the LTIP; (vi) construe the respective award agreements and the LTIP; (vii) make determinations of the fair market value of the Class A common stock pursuant to the LTIP; (viii) delegate its duties under the LTIP (including, but not limited to, the authority to grant awards) to such agents as it may appoint from time to time; (ix) subject to the terms of the LTIP, terminate, modify, or amend the LTIP; and (x) make all other determinations, perform all other acts, and exercise all other powers and authority necessary or advisable for administering the LTIP, including the delegation of those ministerial acts and responsibilities as our Committee deems appropriate.

Shares Available for Awards Under the LTIP

We expect the aggregate maximum number of shares of our Class A common stock that may be issued under the LTIP will not exceed                 . Shares of Class A common stock cancelled, settled in cash, forfeited, withheld, or tendered by the participant to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The Class A common stock delivered pursuant to such awards may be Class A common stock acquired in the open market or acquired from any affiliate or other person, or any combination of the foregoing, as determined in the discretion of the Committee.

We expect the LTIP to provide that in any single calendar year during the term of the LTIP an employee may not be granted stock options or stock appreciation rights relating to more than                  shares of our Class A common stock. Further, we expect that the following limitations will apply with respect to performance awards granted under the LTIP to the extent the performance awards are intended to qualify as “performance-based compensation” under section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and granted to a “covered employee” as defined under section 162(m) of the Code:

•	The maximum number of shares of our Class A common stock that may be subject to performance awards denominated in shares of our Class A common stock granted to any covered employee during any one calendar year in the term of the LTIP (excluding awards granted in connection with this offering) may not exceed shares; and

•	The maximum payment under any performance award denominated in dollars that may be granted to a covered employee during any calendar year will be $ for each 12-month period contained in the performance period for such performance award.

We expect that the LTIP will provide that if we effect a subdivision or consolidation or an extraordinary cash dividend on the shares of our Class A common stock, the number of shares of stock subject to the award and the purchase price thereunder (if applicable) will be proportionately adjusted. If we recapitalize, reclassify, or otherwise change our capital structure, outstanding awards will be adjusted so that the award will thereafter cover the number and class of shares to which the holder would have been entitled if he had been the holder of record of the shares covered by such award immediately prior to the recapitalization, reclassification, or other change in our capital structure. Further, the aggregate number of shares available under the LTIP and the individual award limitations described above will also be appropriately adjusted.

Types of LTIP Awards

At the discretion of our Committee, we expect that awards under the LTIP may be granted in the forms described below. Each award will be evidenced by an award agreement setting forth the specific terms and conditions applicable to the award.

Options. The LTIP will provide for the granting of incentive stock options or options that do not constitute incentive stock options. The Committee will determine the terms of any stock options granted under the LTIP, including the purchase price and when such options become vested and exercisable. The Committee will also determine the term of each option (up to a maximum term of 10 years), the time at which an option may be exercised, and the method by which payment of the purchase price may be made.

Stock Appreciation Rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the date of grant and the exercise date. The Committee will determine the terms of any stock appreciation rights, including when such rights become vested and exercisable and whether to pay the appreciation in cash, in shares of our Class A common stock, or a combination thereof. The term of each stock appreciation right may not exceed 10 years from the date of grant.

Restricted Stock. Pursuant to a grant of restricted stock, shares of our Class A common stock may be issued or delivered to participants, subject to certain restrictions on the disposition thereof and certain obligations to forfeit the shares to us as may be determined in the discretion of the Committee. The restrictions on disposition and the forfeiture restriction for restricted stock may lapse at such times and under such circumstances (including based on achievement of performance goals and/or future service requirements) or in such installments as the Committee may determine. The recipient may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of the shares until the expiration of the restriction period. However, upon the issuance of shares of our Class A common stock pursuant to a restricted stock award, except as otherwise determined by the Committee, the holder will have all the rights of a holder of our Class A common stock with respect to the shares, including the right to vote the shares and to receive all dividends and other distributions paid with respect to the shares. Dividends made on restricted stock may or may not be subjected to the same vesting provisions as the restricted stock, depending on the terms of the award agreement pursuant to which the restricted stock award is granted.

Restricted Stock Units. A restricted stock unit is a notional share of our Class A common stock that entitles the grantee to receive a share of our Class A common stock upon the vesting of the restricted stock unit or, in the discretion of the Committee, the cash equivalent to the value of a share of our Class A common stock. The Committee may determine to make grants of restricted stock units under the LTIP to participants containing such terms as it determines. The Committee will determine the period over which restricted stock units granted to participants will vest. Like restricted stock, restricted stock units may vest over time, pursuant to performance criteria, or based on a combination of service and performance.

Dividend Equivalents. The Committee, in its discretion, may grant dividend equivalent rights (either tandem to other awards or on a stand-alone basis) that entitle the holder to receive cash, stock, or other awards equal to any dividends made on a specified number of shares of Class A common stock.

Performance and Annual Incentive Awards. For awards granted under the LTIP that are based upon performance criteria specified by the Committee, the Committee will establish the maximum number of shares of Class A common stock subject to, or the maximum value of, each performance award and the performance period over which the performance applicable to the award will be measured. As determined by the Committee, the performance goals applicable to an award may provide for a targeted level or levels of achievement, measured on a GAAP or non-GAAP basis, relating to earnings per share, increase in revenues, increase in cash flow, increase in cash flow from operations, increase in cash flow return, return on net assets, return on assets, return on investment, return on capital, return on equity, economic value added, operating margin, contribution margin, net income, net income per share, pretax earnings, pretax earnings before interest, depreciation and amortization, pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items, total stockholder return, debt reduction, market share, change in the fair market value of our stock, operating income, amount of oil and natural gas reserves, oil and natural gas reserve additions, cost of finding oil and natural gas reserves, oil and natural gas reserve replacement ratios, oil and natural gas production amounts, oil and natural gas production sales amounts, safety targets, regulatory compliance, and any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee, including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of comparable companies. Performance goals may differ from participant to participant and from award to award. Any of these metrics may be subject to adjustment as provided in the LTIP. Payment of a performance award may be made in cash, shares of our Class A common stock, or a combination thereof, as determined by the Committee. The Committee may establish a performance pool, which will be an unfunded pool, for purposes of measuring the achievement of a performance goal or goals based on one or more criteria set forth above during the given performance period. The Committee may specify the amount of a performance pool as a percentage of any of such criteria, a percentage in the excess of a threshold amount, or as another amount which need not be linearly related to such criteria.

Bonus Stock Awards. Bonus stock awards are unrestricted shares of our Class A common stock that are subject to such terms and conditions as the Committee may determine. They need not be subject to performance criteria or objectives or to forfeiture.

Other Stock-Based Awards. The Committee, in its discretion, may also grant to participants an award denominated or payable in, referenced to, or otherwise based on or related to the value of our Class A common stock.

Recoupment Policy. We expect that all payments will be subject to our Recoupment Policy, as may be amended by our board of directors from time to time.

Change in Control

The LTIP will provide that, upon a “change in control” (as defined in the LTIP), the Committee, in its sole discretion, may accelerate the vesting and exercise date of options and stock appreciation rights, cancel options and stock appreciation rights, and cause us to make payments in respect thereof in cash or adjust the outstanding options and stock appreciation rights as appropriate to reflect the change in control. In addition, under the LTIP, upon the occurrence of a change in control, the Committee will be permitted to fully vest any awards then outstanding (including restricted stock, restricted stock units, and performance awards) or make such other adjustments to awards as it deems appropriate.

Amendment and Termination of the LTIP

Our board of directors will be permitted to terminate the LTIP at any time with respect to any shares of our Class A common stock for which awards have not been granted. Our board will also be permitted to alter or amend the LTIP or any part thereof or award thereunder from time to time; provided that no change to the LTIP or such award may be made that would materially impair the rights of a participant without consent of the participant. To the extent any amendment to the LTIP requires stockholder approval pursuant to any applicable federal or state law or regulation or the rule of any stock exchange or automated quotation system on which our Class A common stock may then be listed or quoted, including any increase in any share limitation, such amendment will be subject to the approval of our stockholders.

Form S-8

We intend to file with the SEC a registration statement on Form S-8 covering the Class A Shares issuable under the LTIP.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We or Enovation Controls, LLC have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities on an as-exchanged to Class A Share basis, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities on such basis.

Prior to or concurrently with the completion of this offering, we will engage in certain transactions related to this offering. The Common Interestholders, including certain of our other officers and directors, will be party to certain of those transactions. Please see the section entitled “The Transactions” for a more detailed description of such transactions.

Operating Agreement of Enovation Controls, LLC

We will operate our business through Enovation Controls, LLC and its consolidated subsidiaries. The operations of Enovation Controls, LLC, and the rights and obligations of the Common Interestholders, will be set forth in the amended and restated operating agreement of Enovation Controls, LLC. The following description of the Enovation Controls, LLC amended and restated operating agreement is not complete and is qualified by reference to the full text of the agreement.

Reorganization. Immediately prior to this offering, all of the currently outstanding Class B, C and D Management Interests will be converted into Common Interests that are subject to existing vesting requirements. We refer to such Common Interests that have not yet vested as the Restricted Common Interests. As a result of this conversion of membership interests, all of the Common Interestholders will hold the same class of Common Interests, except that certain Common Interests held by Employee Holders will remain subject to vesting.

Governance. We will serve as the sole managing member of Enovation Controls, LLC. As such, we will control its business and affairs and be responsible for the management of its business. No members of Enovation Controls, LLC, in their capacity as such, will have any authority or right to control the management of Enovation Controls, LLC or to bind it in connection with any matter. As noted above, however, the Founder Entities will have the ability to exercise majority voting control over us by virtue of their ownership of Class B Shares and the Stockholders Agreement, which will give them the ability to elect a majority of our board of directors and therefore control us in our capacity as managing member of Enovation Controls, LLC. Our board of directors will initially be composed of a total of              directors, including five directors appointed by the Founder Entities who will exercise a majority of the director voting power on all matters presented to the board of directors.

Rights of Members. Each Common Interest will entitle the holder to equal economic rights. Common Interestholders will have no voting rights by virtue of their ownership of Common Interests, except for the right to approve certain amendments to the operating agreement of Enovation Controls, LLC. See “—Amendments.” Common Interestholders will hold Class B Shares, enabling them to exert a significant percentage of our voting power. See “Risk Factors—Risks Related to Our Organizational Structure—Control by the Founder Entities of     % of the combined voting power of our common stock and the fact that they are holding their economic interest through Enovation Controls, LLC may give rise to conflicts of interest.”

As noted above, Enovation Controls, LLC currently has outstanding Class B, C and D Management Interests that were issued to certain of its employees. These interests are subject to forfeiture under some circumstances in connection with a termination of the employee member’s employment. Although these interests will be converted into Restricted Common Interests of Enovation Controls, LLC immediately prior to this offering, to the extent that the previously outstanding Class B, C and D Management Interests were subject to forfeiture at the time of conversion, then the Restricted Common Interests issued upon conversion generally also will be subject to forfeiture on the same terms, except that the definition of a change in control that results in a lapse of such forfeiture restrictions will be amended to be consistent with the Enovation Controls, Inc. 2014 Long-Term Incentive Plan, which we refer to as the 2014 Incentive Plan. We do not intend to cause Enovation Controls, LLC to issue profits interests in the future.

Net profits and net losses and distributions of Enovation Controls, LLC generally will be allocated and made to its members pro rata in accordance with the number of Common Interests they hold, whether or not vested.

Coordination of Enovation Controls, Inc. and Enovation Controls, LLC. At any time we issue a Class A Share for cash, the net proceeds received by us will be promptly transferred to Enovation Controls, LLC, and Enovation Controls, LLC will issue to us one of its Common Interests. At any time we issue a Class A Share pursuant to the 2014 Incentive Plan, we will contribute to Enovation Controls, LLC all of the proceeds that we receive (if any) and Enovation Controls, LLC will issue to us one Common Interest having the same restrictions, if any, attached to the Class A Shares issued under the 2014 Incentive Plan. Conversely, if we redeem or repurchase any of our Class A Shares, Enovation Controls, LLC will, immediately prior to our redemption or repurchase, redeem or repurchase an equal number of Common Interests held by us, upon the same terms and for the same price, as the Class A Shares are redeemed or repurchased. We can redeem or repurchase Class A Shares only if Enovation Controls, LLC first redeems or repurchases Common Interests we hold.

Under the terms of the Enovation Controls, LLC amended and restated operating agreement, we may in the future cause Enovation Controls, LLC to issue Common Interests or other, newly created classes of Enovation Controls, LLC securities to one or more investors having such rights, preferences and other terms as we determine, and in such amount as we may determine. In addition, we may in the future elect to compensate our employees by granting them Common Interests, whether or not subject to forfeiture, or profits interests or other securities. Any such issuance would have a dilutive effect on the economic interest we hold in Enovation Controls, LLC. In addition, we will issue our Class B Shares having one (1) vote per share on a one-for-one basis in connection with any future issuances of Common Interests, which would have a dilutive effect on the voting power of our then current holders of Class A Shares. The tax receivable agreement would cover any exchanges of Common Interests issued to the current parties to that agreement after the offering, and it is possible that new investors in the Common Interests issued after the offering may become parties to the tax receivable agreement as well.

Issuances and Transfer of Common Interests. Membership interests in Enovation Controls, LLC may be issued only to persons or entities to which we agree to permit the issuance of such interests in exchange for cash or other consideration, including, if applicable, the services of employees of Enovation Controls, LLC or its affiliates. The Common Interests held by the other Common Interestholders may be transferred without our consent only under limited circumstances, including to certain permitted transferees (i.e., an affiliate, family member or estate planning vehicle), and upon exchange for Class A Shares following this offering. A holder of Common Interests may not transfer any Common Interests to any person unless he transfers an equal number of our Class B Shares to the same transferee.

Exchange Rights. We have reserved for issuance          Class A Shares, representing the number of Common Interests that will be owned by the Murphy Group, EControls Group and Employee Holders immediately following this offering, in respect of the aggregate number of Class A Shares expected to be issued over time upon the exchanges by the Common Interestholders of Common Interests, unless we exercise our option to pay cash in lieu of Class A Shares for some or all of such exchanged Common Interests. As noted above, we may in the future cause Enovation Controls, LLC to issue additional Common Interests that would also be exchangeable for Class A Shares.

Common Interestholders may exchange their Common Interests at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, subject to certain limitations. A Common Interestholder may revoke or modify their exchange election at any time prior to the consummation of the exchange, including at any such time after we exercise our option to pay cash in lieu of Class A Shares for some or all of such exchanged Common Interests.

Delivery and Cancellation of Class B Shares. Any holder seeking to exchange Common Interests for Class A Shares must also deliver a corresponding number of Class B Shares for cancellation by us.

Indemnification and Exculpation. To the extent permitted by applicable law, Enovation Controls, LLC will indemnify us, as its managing member, its other members, its authorized officers, its other employees and agents from and against any losses, damages or expenses actually or reasonably incurred as a result of any acts or omissions performed or omitted by such person in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of Enovation Controls, LLC (and, with respect to a criminal proceeding, having had no reasonable cause to believe such person’s conduct was unlawful) either on behalf of or in furtherance of the interests of Enovation Controls, LLC, and performed or omitted in a manner reasonably believed by such person to be within the scope of his or her authority and so long as such person was not guilty of gross negligence or willful misconduct with respect to such act or omission.

We, as the managing member, the other members and the authorized officers and other employees and agents of Enovation Controls, LLC, will not be liable to Enovation Controls, LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions were performed or omitted by such person in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of Enovation Controls, LLC (and, with respect to a criminal proceeding, having had no reasonable cause to believe such person’s conduct was unlawful) either on behalf of or in furtherance of the interests of Enovation Controls, LLC, and performed or omitted in a manner reasonably believed by such person to be within the scope of his or her authority and so long as such person was not guilty of gross negligence or willful misconduct with respect to such act or omission.

Amendments. The amended and restated operating agreement of Enovation Controls, LLC may be amended with the written consent of the managing member in its sole discretion; provided, however, that no amendment, subject to certain limited exceptions, may materially and adversely affect the rights of a Common Interestholder, as such, other than on a pro rata basis with other Common Interestholders of the same class, without the consent of such Common Interestholder (or, if there is more than one such Common Interestholder that is so affected, without the consent of a majority of such affected Common Interestholders in accordance with their holdings of Common Interests).

Additionally, the consent of each Founder Entity that holds a number of Common Interests that is five percent (5%) or more of the number of Common Interests outstanding immediately following the closing of this offering is required for any amendment to the amended and restated operating agreement of Enovation Controls, LLC that:

•	reduces the right of any member to receive tax distributions other than on a pro rata basis with a reduction in taxable income allocable to such member and other holders of Common Interests of the same class;

•	precludes or limits the rights of any member to exercise its exchange rights under the terms of the amended and restated operating agreement of Enovation Controls, LLC;

•	requires any member to make a capital contribution;

•	materially increases the obligations of any member under the amended and restated operating agreement of Enovation Controls, LLC; or

•	results in Enovation Controls, LLC being treated as a corporation for tax purposes.

Registration Rights Agreement

In connection with the completion of this offering, we intend to enter into a registration rights agreement with all of the Common Interestholders pursuant to which we will be required to register the exchange under the federal securities laws of the Common Interests (and Class B Shares) held by them for Class A Shares. We have agreed, at our expense, to use our reasonable best efforts to file with the SEC a shelf registration statement providing for the exchange of the Common Interests (and Class B Shares) for Class A Shares and the resale of such shares thereafter upon the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, and to cause and maintain the effectiveness of this shelf registration statement until such time as all Class A Shares covered by this shelf registration statement have been exchanged. Further, each of the Founder Entities will be entitled to cause us, at our expense, to register the resale of the Class A Shares they will receive upon exchange of their Common Interests (and Class B Shares), which we refer to as their “demand” registration rights.

All Common Interestholders (as well as their permitted transferees) will be entitled to exercise “piggyback” rights in connection with any future public underwritten offerings we engage in for our account or for the account of others to whom we have granted registration rights after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to pro rata reduction if it is determined that the sale of additional shares would be harmful to the success of the offering. All fees, costs and expenses of underwritten registrations will be borne by us, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our registration obligations will be subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

Tax Receivable Agreement

As described above in “The Transactions,” we intend to use approximately $         of the net proceeds of this offering to purchase Common Interests from the existing members of Enovation Controls, LLC. In addition, as described under “The Transactions—Operating Agreement of Enovation Controls, LLC—Exchange Rights.” Common Interestholders may in the future exchange Common Interests (and Class B Shares) for Class A Shares on a one-for-one basis (or, at our option, cash). Enovation Controls, LLC will have in effect an election under Section 754 of the Code, which will result in an adjustment to our share of the tax basis of the assets owned by Enovation Controls, LLC at the time of such initial purchase of and subsequent exchanges of Common Interests. It is expected that the purchase and exchanges will result in increases in our share of the tax basis of the tangible and intangible assets of Enovation Controls, LLC that otherwise would not have been available. Any such increases in tax basis are, in turn, anticipated to create incremental tax deductions that would reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

We intend to enter into a tax receivable agreement with all Common Interestholders. The tax receivable agreement will require us to pay those Common Interestholders 85% of the amount of cash savings, if any, in U.S. federal, state and local income or franchise tax that we actually realize, or in some circumstances we are deemed to realize, in any tax year beginning with and following 2014 (a “covered tax year”) from increases in tax basis realized as a result of the initial purchase and any future exchanges by Common Interestholders of their Common Interests (and Class B Shares) for Class A Shares (or cash), including increases attributable to payments made under the tax receivable agreement and deductions attributable to imputed interest. We expect to benefit from the remaining 15% of cash savings, if any, in income and franchise tax that we actually realize during a covered tax year.

For purposes of the tax receivable agreement, cash savings in income tax and franchise tax will be computed by comparing our actual income and franchise tax liability (and of Enovation Controls, LLC and its subsidiaries, but only with respect to taxes imposed on Enovation Controls, LLC or its subsidiaries and allocable to us) for a covered tax year to the amount of such taxes that we would have been required to pay (and Enovation Controls, LLC and its subsidiaries would have been required to pay, but only with respect to such taxes imposed on Enovation Controls, LLC or its subsidiaries and allocable to us) for such covered tax year had there been (i) no increase to our share of the tax basis of the tangible and intangible assets of Enovation Controls, LLC as a result of such sale and any such future exchanges and (ii) no deductions for imputed interest with respect to payments under the tax receivable agreement, and had we not entered into the tax receivable agreement. The tax receivable agreement continues until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement upon a change in control for an amount based on the remaining payments expected to be made under the tax receivable agreement or we breach any of our material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors.

While the actual amount and timing of any payments that may be made under the tax receivable agreement will vary depending upon a number of factors (including the timing of exchanges, the amount of gain recognized by an exchanging Common Interestholder, the amount and timing of our income and the tax rates in effect at the time any incremental tax deductions resulting from the increase in tax basis are utilized), we expect that the payments that we may make to the Common Interestholders pursuant to the tax receivable agreement could be substantial during the expected term of the tax receivable agreement. In addition, to the extent that we are unable to make payments under the tax receivable agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. The cash savings in income and franchise tax paid to any such Common Interestholders under the tax receivable agreement and any interest costs will reduce the cash that may otherwise be available to us for our operations and to make future distributions to holders of Class A Shares, including the investors in this offering. The payments under the tax receivable agreement are not conditioned upon the Common Interestholders’ continued ownership of interests in Enovation Controls, LLC.

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. A tax authority may challenge all or part of the tax basis increases or the amount or availability of any tax attributes discussed above, as well as other related tax positions we take, and a court could sustain such a challenge. The Common Interestholders will not reimburse us for any payments previously made to them pursuant to the tax receivable agreement in the event that, due to a successful challenge by the IRS or any other tax authority of the amount of any tax basis increase or the amount or availability of any tax attributes, our actual cash tax savings are less than the cash tax savings previously calculated and upon which prior payments under the tax receivable agreement were based. Instead, any excess cash payments made by us to a Common Interestholder will be netted against any future cash payments that we might otherwise be required to make under the terms of the tax receivable agreement. However, we might not determine that we have effectively made an excess cash payment to the Common Interestholders for a number of years following the initial time of such payment. As a result, in certain circumstances we could make cash payments under the tax receivable agreement to the Common Interestholders in excess of our cash tax savings. A successful challenge to our tax reporting positions could also adversely affect our other tax attributes and could materially increase our tax liabilities.

We will bear the costs of implementing the provisions of the tax receivable agreement. In addition, we will have full responsibility for, and sole discretion over, our tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by the Founder Entities.

The tax receivable agreement provides that upon certain mergers, asset sales, other forms of business combinations and other changes in control, we will be required to pay the Common Interestholders amounts based on assumptions (including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement) regarding the remaining payments expected to be made under the tax receivable agreement (at our option, these payments can be accelerated into a single payment at the time of the change in control). As a result, we could be required to make cash payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual cash tax savings we realize in respect of the tax attributes subject to the tax receivable agreement, and any upfront payment may be made years in advance of any actual realization of such future tax savings. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity, and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes in control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

Payments are generally due under the tax receivable agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 200 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the tax receivable agreement will continue to accrue interest at LIBOR plus 400 basis points until such payments are made, including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Stockholders Agreement

We expect to enter into the Stockholders Agreement, with Murphy Group and EControls Group that will become effective upon the completion of this offering. The Stockholders Agreement will contain agreements with respect to restrictions on the sale, issuance or transfer of our shares of our common stock that will prevent a Founder Entity from transferring its shares without the consent of the other Founder Entity, except in the case of sales to affiliates, sales to any member of its family group (as defined therein), in connection with a tag-along sale of our common stock by both Founder Entities or pursuant to the Registration Rights Agreement, until the earlier of the third anniversary of the offering and the time at which the Founder Entities collectively hold less than 10% of our outstanding Class A Shares and Class B Shares. The Stockholders Agreement will also grant each Founder Entity the right, subject to certain conditions, to nominate a specified number of designees to our board of directors and committees of our board of directors. Each Founder Entity will have the right to designate two members to our board of directors for so long as such Founder Entity owns 10% or more of our outstanding Class A Shares and Class B Shares. The Founder Entities will also have the right to designate one mutually agreed additional member to our board of directors. The Founder Entities will also agree to vote all of their shares of our common stock to elect such designees to our board of directors. If, at any time, a Founder Entity owns 5% or more but less than 10% of our outstanding Class A Shares and Class B Shares, such Founder Entity will have the right to designate one nominee for election to our board of directors. If a Founder Entity’s ownership level falls below 5% of our outstanding Class A Shares and Class B Shares, such Founder Entity will no longer have any right to designate a nominee and the right of the Founder Entities to mutually designate a designee will also terminate. In addition, for so long as the Founder Entities together hold at least 25% of the voting power of our outstanding common stock, certain actions may not be taken without the prior written consent of each Founder Entity owning at least 5% of the outstanding Class A Shares and Class B Shares on a combined basis, including:

•	any merger, recapitalization, issuance of voting securities or other adjustment in voting rights if, following such event, Murphy Group and EControls Group would not together have sufficient voting power or otherwise be entitled to elect a majority of our board of directors;

•	any sale of all or substantially all of the assets of Enovation Controls, LLC or the Company;

•	the issuance of any debt securities or equity securities by us or by any of our subsidiaries, other than certain issuances in accordance with employee benefit programs;

•	the creation of any new class or series of shares of equity securities that are senior to or on a parity with our Class A Shares and Class B Shares; and

•	any amendment of our certificate of incorporation or bylaws or the equivalent organization documents of us or of any of our subsidiaries in a manner that could reasonably be expected to adversely affect the rights of Murphy Group or EControls Group.

Real Estate Leases

Affiliates of Frank W. Murphy III, our Executive Chairman, own property located in Afton, Oklahoma, or the Afton Property, our facilities located in Tulsa, Oklahoma, or the Tulsa Facilities, and our facilities in Rosenberg, Texas, or the Houston Facilities, and lease the Afton Property, Tulsa Facilities, and Houston Facilities to us. We currently pay rent of approximately $4,000 per month for the Afton Property, approximately

$60,000 per month for the Tulsa Facilities, and approximately $9,000 per month for the Houston Facilities. During the three months ended March 31, 2014 and 2013 and during fiscal years ended December 31, 2013, 2012 and 2011, we paid aggregate rent in the amount of $218,000, $207,000, $827,000, $827,000 and $827,000, respectively. The lessor of the Afton Property pays for utilities and property taxes with respect to the Afton Property, and we pay insurance with respect to personal property and fixtures and generally pay maintenance expenses. We pay liability and casualty insurance, real property taxes, utilities, and repair and maintenance expenses with respect to the Tulsa Facilities and the Houston Facilities. The leases for the Tulsa Facilities and the Houston Facilities also provide that base rent will increase every two years to an amount equal to the fair market value of rental amounts of comparable properties in the area of the facilities. The leases provide that if we and the lessors cannot agree on fair market value, the fair market value will be determined by real estate brokers licensed in the state in which the facilities are located. We cannot predict the amount by which the base rent with respect to the Tulsa Facilities and the Houston Facilities will increase in the future, and a substantial increase in the base rent of these facilities could have an adverse effect on our financial condition and results of operations.

We lease facilities located in San Antonio, Texas, or the San Antonio Facilities, from an affiliate of Kennon Guglielmo, our Chief Technology Officer. We currently pay approximately $18,000 per month in rent, and during the three months ended March 31, 2014 and 2013 and during the fiscal years ended December 31, 2013, 2012 and 2011, aggregate rent for the San Antonio Facilities was approximately $54,000, $54,000, $220,000, $294,000 and $328,000, respectively. We pay for utilities and real property taxes, and are required to maintain certain insurance under the lease. One of the buildings we leased was sold during 2012 and our lease of that building terminated.

Executive Loan Agreements

On September 30, 2009, Enovation Controls, LLC entered into loan agreements with Kennon Guglielmo, our Chief Technology Officer and Michael Walser, our Executive Vice President. Pursuant to the loan agreements, Mr. Guglielmo and Mr. Walser had the right to request advances in an aggregate amount of up to $2,000,000 and $1,000,000, respectively. Both loans were to be repaid in connection with cash distributions from Enovation Controls, LLC to EControls Group (in which Mr. Guglielmo and Mr. Walser have significant ownership interests), were secured by Mr. Guglielmo’s and Mr. Walser’s ownership interests in EControls Group, bore interest at a rate of 2.8% per annum, and were able to be prepaid without penalty. The largest aggregate amount of principal outstanding with respect to Mr. Guglielmo and Mr. Walser from January 1, 2011 to March 31, 2014 was $2,000,000 and $500,000, respectively. Mr. Guglielmo paid all the outstanding principal of $2,000,000 and interest incurred since inception of $133,403 on March 31, 2014. Mr. Walser paid all of the outstanding principal of $500,000 and all interest expense incurred since inception of $49,096 on April 8, 2014. All principal and interest for both loans were fully repaid and the loan agreements have been terminated with these payments.

Royalty Agreement

Murphy Group, Inc. is party to a royalty agreement with Frank W. Murphy III, our Executive Chairman, under which Mr. Murphy is entitled to certain royalty payments relating to patented improvements to an adjustable hall effect switch gauge of which he was co-inventor. Royalty payments are calculated based on purchases of certain products using the patented technology and the agreement terminated on March 31, 2014. During the three month period ended March 31, 2014 and 2013 and during the fiscal years ended December 31, 2013, 2012 and 2011, royalty expense of approximately $6,000, $5,000, $24,000, $18,000, and $36,000, respectively, was incurred.

Real Property Appreciation Right

Murphy Industries, LLC, a wholly owned subsidiary of Enovation Controls, LLC, is party to a property appreciation agreement with Murphy Group, an entity controlled by Frank W. Murphy III, our Executive Chairman, and in which Mr. Murphy has significant indirect ownership. Pursuant to the agreement, Murphy

Industries, LLC has agreed to pay Murphy Group the fair market value of the real property interests upon certain direct and indirect dispositions of the real property interests. This appreciation right obligation was paid on March 31, 2014 in the amount of $1,368,980 and is no longer our obligation.

Transactions with Ningbo Global Sourcing Co., Ltd.

Ningbo Global Sourcing Co., Ltd, which we refer to as Ningbo, provides consulting services to Enovation Controls, LLC and assists in its global sourcing efforts. In addition, Enovation Controls, LLC purchases magnets from Ningbo. Gary Riley, an advisory board member of Enovation Controls, LLC and the former Chief Executive Officer of Enovation Controls, LLC until March 2013, owns Ningbo. During the years ended December 31, 2012 and 2011, Enovation Controls, LLC incurred approximately $342,000, and $214,000, respectively, in professional consulting expenses with respect to Ningbo. During the three months ended March 31, 2014 and 2013 and during the years ended December 31, 2013, 2012 and 2011, Enovation Controls, LLC purchased approximately $241,000, $395,000, $1,677,000, $1,856,000 and $0, respectively, of magnets from Ningbo.

Procedures for the Approval of Related Party Transactions

Prior to the completion of this offering, we have not maintained a policy for the approval of “related person transactions” (as defined below). Our board of directors will adopt a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we are or are to be a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person will need to promptly disclose to our Secretary any related person transaction and all material facts about the transaction. Our Chief Financial Officer will then assess and promptly communicate that information to the audit committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, the audit committee will decide whether or not to approve such transaction and will generally approve only those transactions that do not create a conflict of interest. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to the audit committee which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy will require any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of                     , 2014 regarding the beneficial ownership of our Class A Shares and Class B Shares and the Common Interests of Enovation Controls, LLC for:

•	each person known to us to be the beneficial owner of more than 5% of our voting securities;

•	each of our named executive officers;

•	each of our directors and director nominees; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address for each beneficial owner listed on the table is 5311 South 122nd East Avenue, Tulsa, Oklahoma 74146. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the notes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all voting securities that they beneficially own, subject to applicable community property laws.

As described in “The Transactions,” concurrently with this offering, we will issue to each Common Interestholder one Class B Share for each Common Interest they own. The number of Common Interests held by each of our executive officers consists of the Common Interests that they will receive immediately prior to this offering upon the conversion of the Class B, C and D Management Interests they currently own. The ratio of these conversions will depend in part on the price at which Class A Shares are sold in this offering. For purposes of the presentation of the total number of Class B Shares beneficially owned by each stockholder who currently owns any such Class B, C and D Management Interests, we have assumed that the Class A Shares will be sold at $         per share, which is the midpoint of the range set forth on the cover page of this prospectus.

The number of shares and Common Interests outstanding and percentage of beneficial ownership before this offering set forth below are based on the number of shares and Common Interests to be issued and outstanding prior to this offering after giving effect to the other elements of the Transactions as described in “The Transactions.”

The number of shares and Common Interests outstanding and percentage of beneficial ownership after this offering set forth below are based on the number of shares and Common Interests to be issued and outstanding immediately after this offering, and assumes that we will use $         million (or $         million if the underwriters exercise in full their option to purchase additional shares of Class A Shares) of the proceeds it receives from this offering to purchase Common Interests in Enovation Controls, LLC held by the Common Interestholders on a pro rata basis. Each Common Interest, together with the corresponding number of our Class B Shares, held by a Common Interestholder will be exchangeable for (i) one of our Class A Shares, or (ii) at our option, cash equal to the market value of one of our Class A Shares, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, subject to certain limitations.

	Class A Common Stock Beneficially Owned(1)(2)			Class B Common Stock Beneficially Owned(3)			Common Interests of Enovation Controls, LLC Beneficially Owned(2)			Combined Voting Power(4)
	Prior to This Offering	After This Offering Assuming No Exercise of Option to Purchase Additional Shares	After This Offering Assuming Full Exercise of Option to Purchase Additional Shares	Prior to This Offering	After This Offering Assuming No Exercise of Option to Purchase Additional Shares	After This Offering Assuming Full Exercise of Option to Purchase Additional Shares	Prior to This Offering	After This Offering Assuming No Exercise of Option to Purchase Additional Shares	After This Offering Assuming Full Exercise of Option to Purchase Additional Shares	Prior to This Offering	After This Offering Assuming No Exercise of Option to Purchase Additional Shares	After This Offering Assuming Full Exercise of Option to Purchase Additional Shares
	No. %	No. %	No. %	No. %	No. %	No. %	No. %	No. %	No. %	No. %	No. %	No. %
5% Stockholders
Murphy Group, Inc. (5)
EControls Group, Inc. (6)

Directors and Named Executive Officers

Frank W. Murphy III
Kennon Guglielmo
Patrick W. Cavanagh
Gary Riley (7)

All directors and executive officers as a group ( persons)

*	Represents less than 1%.
(1)	Does not include Class A Shares issuable in exchange for Common Interests.
(2)	Subject to the terms of the amended and restated operating agreement of Enovation Controls, LLC, each Common Interest is exchangeable, together with one Class B Share, at any time and from time to time for one Class A Share. See “The Transactions” and “The Transactions—Operating Agreement of Enovation Controls, LLC—Exchange Rights.”
(3)	Murphy Group, EControls Group and the Employee Holders, all of whom are our existing owners, will hold all of our Class B Shares. Each holder of Class B Shares shall be entitled to one vote for each Class B Share held by it. Accordingly, each Common Interestholder will have a number of votes in respect of our capital stock that is equal to the aggregate number of Common Interests that it holds. See “Description of Capital Stock—Common Stock.”
(4)	Represents percentage of voting power of the Class A Shares and Class B Shares voting together as a single class. See “Description of Capital Stock—Common Stock.”
(5)	Murphy Group is owned by the Frank W. Murphy III Revocable Trust U/A/D December 12, 2012, the Frank W. Murphy IV Irrevocable Trust U/A/D April 14, 2009, the Michael C. Murphy Irrevocable Trust U/A/D April 14, 2009, and the Emily C. Murphy Irrevocable Trust U/A/D April 14, 2009 (collectively, the “Murphy Children’s Trusts”) and Frank W. Murphy III, our Executive Chairman, as trustee of each of the Murphy Children’s Trusts, exercises voting control and investment power over the Class B Shares and Common Interests held by Murphy Group.
(6)	EControls Group is majority owned and controlled by Kennon Guglielmo, our Chief Technology Officer, and his wife, Laura Guglielmo. As such, Mr. and Mrs. Kennon Guglielmo have voting and investment control over the Class B Shares and Common Interests held by EControls Group. Mr. and Mrs. Kennon Guglielmo own approximately 56.834% of EControls Group either directly or indirectly as a trustee of the KLG 2014 GRAT #1 and KLG 2014 GRAT #2.
(7)	Mr. Riley resigned from Enovation Controls, LLC in March 2013.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of the Enovation Controls, LLC revolving line of credit and term loan facility, which we refer to collectively as our senior credit facility. This summary is qualified in its entirety by reference to the agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part.

On June 30, 2014, Enovation Controls, LLC and its wholly-owned U.S. subsidiaries entered into a credit agreement with Bank of Oklahoma, as administrative agent, and various lenders party thereto, consisting of a $30 million term loan and an $80 million revolving credit facility, which includes a $10 million letter of credit subfacility. On the closing date of the credit agreement, Enovation Controls, LLC borrowed an aggregate of $85.5 million, consisting of the $30 million term loan and $55.5 million of loans under the revolving credit facility. The proceeds of these loans were used to pay off existing debt of $24.4 million, for a $60 million distribution to Murphy Group and EControls Group, and to pay $0.6 million of financing costs. The remainder is available for general working capital requirements.

Term loans are required to be repaid in quarterly installments of $375,000 beginning on September 30, 2014 and ending June 30, 2017 and $750,000 beginning September 30, 2017 and ending on March 31, 2019, with the balance of the term loan and the outstanding borrowings under the revolving facility due on the maturity date of June 30, 2019. Term loans may be optionally prepaid by Enovation Controls, LLC at any time without penalty.

The senior credit facility requires Enovation Controls, LLC to repay term loans and reduce revolving commitments with (i) 100% of the proceeds of any incurrence of additional debt not permitted by the credit agreement and (ii) 100% of the proceeds from asset sales and 100% of amounts recovered under insurance policies, subject to certain exceptions and a reinvestment right.

The senior credit facility is guaranteed by all of Enovation Controls, LLC’s U.S. subsidiaries and is secured by a lien on substantially all of the assets of Enovation Controls, LLC and each guarantor.

Borrowings under the term loans and revolving loans accrue interest at either, at Enovation Controls, LLC’s option, an alternate base rate or LIBOR plus in each case an applicable margin rate. The applicable margin will be determined based on Enovation Controls, LLC’s total leverage ratio. For alternate base rate loans the applicable margin will range from 0.25% if Enovation Controls, LLC’s total leverage ratio is less than 1:00 to 1:00 to 1.50% if Enovation Controls, LLC’s total leverage ratio is equal to or greater than 2.50 to 1:00. For LIBOR rate loans the applicable margin will range from 1.25% if Enovation Controls, LLC’s total leverage ratio is less than 1:00 to 1:00 to 2.50% if Enovation Controls, LLC’s total leverage ratio is equal to or greater than 2.50 to 1:00. The applicable margin is currently 0.75% for alternate base rate loans and 1.75% for LIBOR rate loans. A non-use fee between 0.15% and 0.35% per annum, based upon Enovation Controls, LLC’s total leverage ratio, accrues on the amount of unutilized revolving line of credit.

The senior credit facility contains customary affirmative covenants, including (i) maintenance of legal existence and compliance with laws, regulations and contractual obligations; (ii) delivery of consolidated financial statements and other information; (iii) maintenance of properties in good working order; (iv) payment of taxes; (v) delivery of notices of defaults, litigation, ERISA events and material adverse changes; (vi) maintenance of adequate insurance; (vii) provision for security interests in additional collateral; (viii) limitations on the use of proceeds; (ix) maintenance of deposit accounts with the lender; and (x) inspection of books and records. The senior credit facility also contains customary negative covenants, including customary restrictions on, among other things, (i) additional indebtedness; (ii) liens; (iii) dispositions of property; (iv) dividends and distributions; (v) investments and acquisitions; (vi) transactions with affiliates; and (vii) fundamental changes such as mergers, consolidations and liquidations. Enovation Controls, LLC is also required to comply with the following financial covenants: (i) a maximum total leverage ratio and (ii) a minimum fixed charge coverage ratio. The senior credit facility permits Enovation Controls, LLC to make tax distributions to its members, including us, as well as other distributions as long as there is no event of default (or event that, with the giving of notice, passage of time, or both, would result in an event of default) and, after making such dividend or distribution, Enovation Controls, LLC is in compliance with the financial covenants.

Events of default under the senior credit facility include:

•	failure to pay principal, interest, fees or other amounts under the senior credit facility when due, taking into account any applicable grace period;

•	any representation or warranty proving to have been inaccurate in any material respect when made;

•	failure to perform or observe covenants or other terms of the senior credit facility subject to certain grace periods;

•	a cross-default and cross-acceleration with other debt;

•	bankruptcy events;

•	at any time prior to one year following this offering, any person other than Murphy Group and EControls Group beneficially owning more than 35% of our outstanding voting common stock (or if Murphy Group and EControls beneficially own more than 35% of our outstanding voting common stock, such person acquires a greater percentage);

•	certain defaults under ERISA;

•	certain judgments or decrees not covered by insurance; and

•	the invalidity or impairment of any security interest.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation, and our amended and restated bylaws, each of which will be in effect prior to the completion of this offering, are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws.

As of the consummation of this offering, our authorized capital stock will consist of         Class A Shares, par value $0.00001 per share,          Class B Shares, par value $0.00001 per share, and         shares of preferred stock, par value $0.00001 per share.

Common Stock

As of the consummation of this offering, there will be         Class A Shares issued and outstanding, and         Class B Shares issued and outstanding.

Voting Rights

Our Class A stockholders and Class B stockholders will vote together as a single class and will be entitled to cast one (1) vote per share. Our stockholders will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A Shares and Class B Shares present in person or represented by proxy, voting together as a single class. Amendments to the amended and restated certificate of incorporation must be approved by the holders of a majority of the combined voting power of all Class A Shares and Class B Shares, voting together as a single class, except that, after the Founder Entities no longer beneficially own at least a majority of the voting power of our common stock, certain amendments to the amended and restated certificate of incorporation must be approved by a super-majority of the combined voting power of all Class A Shares and Class B Shares, voting together as a single class. The type of amendments requiring such super-majority approval include amendments to provisions relating to the board of directors, the calling of special stockholders meetings, stockholder action by written consent, indemnification, bylaw amendments and forum selection (all of which must be approved by the holders of at least two-thirds of the combined voting power of all Class A Shares and Class B Shares, voting together as a single class) and amendments to the business combination and amendment provisions (all of which must be approved by the holders of at least 85% of the combined voting power of all Class A Shares and Class B Shares, voting together as a single class). Amendments to the amended and restated bylaws may be approved by a majority of the board of directors or by the holders of a majority of the combined voting power of all Class A Shares and Class B Shares, voting together as a single class, except that, after the Founder Entities no longer beneficially own at least a majority of the voting power of our common stock, stockholder amendments to the amended and restated bylaws must be approved by at least 75% of the combined voting power of all Class A Shares and Class B Shares, voting together as a single class.

Because the Founder Entities will control     % of the combined voting power of our common stock immediately following this offering, the Founder Entities will be able to exercise significant control over all matters requiring the approval of our stockholders, including the approval of significant corporate transactions and the declaration and payment of dividends. Our board of directors will initially be composed of a total of              directors, of which five of the directors will be appointed by the Founder Entities and who will exercise a majority of the director voting power on all matters presented to the board of directors. The Founder Entities intend to enter into a Stockholders Agreement pursuant to which (i) each Founder Entity will have the right to designate two members to our board of directors for so long as such Founder Entity owns 10% or more of our outstanding Class A Shares and Class B Shares, (ii) the Founder Entities will also have the right to designate one mutually agreed additional member to our board of directors. Under the terms of the Stockholders Agreement, each Founder Entity will agree to vote all of their Class A Shares (if any) and Class B Shares (if any) in favor of the election to our board of directors of the five director designees. If, at any time, a Founder Entity owns 5% or more but less than 10% of our outstanding Class A Shares and Class B Shares, such Founder Entity will have the right to designate one nominee for election to our board of directors. If a Founder Entity’s ownership level falls below 5% of our outstanding Class A Shares and Class B Shares, such Founder Entity will no longer have any right to designate a nominee and the right of the Founder Entities to mutually designate a designee will also terminate. In addition, under the terms of the Stockholders Agreement, for so long as the Founder Entities together hold at least 25% of the voting power of our outstanding common stock, certain actions may not be taken without the approval of each of the Founder Entities including:

•	any merger, recapitalization, issuance of voting securities or other adjustment in voting rights if, following such event, Murphy Group and EControls Group would not together have sufficient voting power or otherwise be entitled to elect a majority of our board of directors;

•	any sale of all or substantially all of the assets of Enovation Controls, LLC or the Company;

•	the issuance of any debt securities or equity securities by us or by any of our subsidiaries, other than certain issuances in accordance with employee benefit programs;

•	the creation of any new class or series of shares of equity securities that are senior to or on a parity with our Class A Shares and Class B Shares; and

•	any amendment of our certificate of incorporation or bylaws or the equivalent organization documents of us or of any of our subsidiaries in a manner that could reasonably be expected to adversely affect the rights of Murphy Group or EControls Group.

Dividend Rights

Class A stockholders will share ratably (based on the number of Class A Shares held) if and when any dividend is declared by the board of directors. If dividends are paid in Class A Shares, an equivalent dividend on the Class B Shares will be paid in Class B Shares. We may not subdivide, consolidate, reclassify or otherwise change shares of either class of common stock unless the shares of the other class of common stock and the Common Interests are subdivided, consolidated, reclassified and otherwise changed in the same proportion and in the same manner.

Our Class B stockholders will not participate in any cash dividend declared by our board of directors, except that in the event a dividend is paid in the form of Class A shares (or rights to acquire such shares), then a proportionate dividend in the form of Class B shares (or rights to acquire such shares) shall be paid on the Class B shares.

Liquidation Rights

On our liquidation, dissolution or winding up, each Class A stockholder will be entitled to a pro rata distribution of any assets available for distribution to common stockholders. Class B stockholders will not participate in any distribution upon our liquidation, dissolution or winding up.

Other Matters

No Class A Shares will be subject to redemption or have preemptive rights to purchase additional Class A Shares. Upon consummation of this offering, all the outstanding Class A Shares will be validly issued, fully paid and non-assessable.

No Class B Shares will have preemptive rights to purchase additional Class B Shares. Upon consummation of this offering, all outstanding Class B Shares will be validly issued, fully paid and non-assessable.

No holder of Class B Shares may transfer any Class B Shares to any person unless the holder transfers an equal number of Common Interests to the same person. If a holder of Class B Shares transfers any Common Interests to any person, the holder must transfer an equal number of Class B Shares to the same person.

Issuance of Class B Shares with Common Interests

Class B Shares will be issued in the future only to the extent that additional Common Interests are issued by Enovation Controls, LLC, in which case we would contemporaneously issue a corresponding number of Class B Shares. Class B Shares are transferable only together with an equal number of Common Interests. If the holder of Common Interests exchanges or forfeits its Common Interests pursuant to the terms of the amended and restated operating agreement of Enovation Controls, LLC, a corresponding number of Class B Shares will be surrendered to us and cancelled.

Exchanges of Common Interests for Class A Shares

Subject to the terms and conditions of the amended and restated operating agreement of Enovation Controls, LLC, each Common Interestholder will have the right to exchange Common Interests, together with the corresponding number of our Class B Shares, for our Class A Shares or, at our option, cash equal to the market value of our Class A Shares, after we file a registration statement providing for such exchanges, as more fully described under “The Transactions—Operating Agreement of Enovation Controls, LLC—Exchange Rights.”

Registration Rights Agreement

In connection with the completion of this offering, we intend to enter into a registration rights agreement with all of the Common Interestholders pursuant to which we will be required to register the exchange under the federal securities laws of the Common Interests (and Class B Shares) held by them for Class A Shares. We have agreed, at our expense, to use our reasonable best efforts to file with the SEC a shelf registration statement providing for the exchange of the Common Interests (and Class B Shares) for Class A Shares and the resale of such shares thereafter upon the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, and to cause and maintain the effectiveness of this shelf registration statement until such time as all Class A Shares covered by this shelf registration statement have been exchanged. Further, each of the Founder Entities will be entitled to cause us, at our expense, to register the resale of the Class A Shares they will receive upon exchange of their Common Interests (and Class B Shares), which we refer to as their “demand” registration rights.

All Common Interestholders (as well as their permitted transferees) will be entitled to exercise “piggyback” rights in connection with any future public underwritten offerings we engage in for our account or for the account of others to whom we have granted registration rights after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to pro rata reduction if it is determined that the sale of additional shares would be harmful to the success of the offering. All fees, costs and expenses of underwritten registrations will be borne by us, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our registration obligations will be subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to             shares of preferred stock in one or more series and to fix the powers, rights, preferences, qualifications, limitations and restrictions of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after this offering. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions of Delaware Law and Certain Charter and Bylaw Provisions

Our amended and restated certificate of incorporation, which will be filed with the State of Delaware and become effective immediately prior to this offering, and amended and restated bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is approved by our board of directors. These provisions include the following:

Staggered Board of Directors. Our amended and restated certificate of incorporation provides for a staggered board of directors, divided into three classes (with two classes each having one director designated by each of the Founder Entities and the third class having the director designated jointly by the Founder Entities, with our stockholders electing one class each year. Between stockholders’ meetings, the board of directors will be able to appoint new directors to fill vacancies or newly created directorships so that no more than the number of directors in any given class may be replaced each year and therefore it would take three successive annual meetings to replace all directors. As a result, the majority of the votes on the board will be up for election every two years.

Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that stockholder action may be taken by written consent in lieu of a meeting only until such time as the Founder Entities and their affiliates cease to control at least a majority of the voting power of our common stock and, thereafter, stockholder action may be taken only at an annual or special meeting of stockholders.

Elimination of the Ability to Call Special Meetings. Our amended and restated certificate of incorporation provides that, except as otherwise required by law, special meetings of our stockholders can be called only by our Chief Executive Officer, pursuant to a resolution adopted by a majority of our entire board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings, by our executive chairman or, prior to the time that the Founder Entities cease to beneficially own at least a majority of the voting power of our common stock, the stockholders owning at least a majority of the voting power of our common stock. Once the Founder Entities cease to beneficially own a majority of the voting power of our common stock, stockholders will not be permitted to call a special meeting or to require our board to call a special meeting.

Removal of Directors; Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws provide that members of our board of directors may not be removed without cause and that only our board of directors may fill vacant directorships. These provisions would prevent a stockholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.

Amendment of Certificate of Incorporation and Bylaws. The General Corporation Law of the State of Delaware, or DGCL, provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend or repeal a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. After the time that the Founder Entities cease to beneficially own at least a majority of the voting power of our common stock, our amended and restated certificate of incorporation generally requires the approval of the holders of at least two-thirds of the voting power of our capital stock to amend any provisions of our amended and restated certificate of incorporation described in this section and the approval of the holders of at least 75% of the voting power of our capital stock to amend or repeal our bylaws. In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Advance Notice Procedures. Our amended and restated certificate of incorporation and amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will be able to consider only proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

The foregoing provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our Class A Shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Business Combinations with Interested Stockholders

We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination,” such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that our Founder Entities, certain of its transferees, and its affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Limitations on Liability and Indemnification of Officers and Directors

As permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. They also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We intend to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions of our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damages.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employee or agents to us or our stockholders, creditors or other constituencies, (iii) any action asserting a claim against us or any of our directors, officers, employees or agents arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws or (iv) any action asserting a claim against us or any of our directors, officers, employees or agents governed by the internal affairs doctrine, in each such case excluding actions in which the Court of Chancery of the State of Delaware concludes that there is an indispensable party not subject to its jurisdiction (which does not consent to such jurisdiction within 10 days) or for which it does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Transfer Agent

The registrar and transfer agent for our common stock is             .

Listing

We intend to apply to list our Class A Shares on the             under the symbol “         .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A Shares, and a liquid trading market for our Class A Shares may not develop or be sustained after this offering. Future sales of substantial amounts of Class A Shares, including shares issued upon exercise of options, exchange of Common Interests (and Class B Shares) or in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, we will have outstanding             Class A Shares, all of which were issued in this offering assuming no exercise of the underwriters’ overallotment option.

All of the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

Upon consummation of this offering, the Common Interestholders will beneficially own an aggregate of             Common Interests assuming we sell the Class A Shares at $         in this offering and the underwriters do not exercise their option to purchase additional shares. Pursuant to the amended and restated operating agreement of Enovation Controls, LLC, a Common Interestholder may from time to time exchange its Common Interests (together with a corresponding number of Class B Shares) for an equal number of Class A Shares. We have agreed to register the exchange of all these interests upon the expiration or earlier termination (if any) of their lock-up agreements with the underwriters of this offering which expire 180 days after the date of this prospectus. The Class A Shares received upon exchange may be freely resold into the public market unless held by a Common Interestholder which is an affiliate of us. The Founder Entities will have the right to demand that we register the resale of their Class A Shares received upon such exchange and all Common Interestholders (and their permitted transferees) will have certain “piggyback” registration rights.

Lock-Up Agreements

We, all directors and officers and all holders of our Common Interests and all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley, subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock, or (ii) enter into any swap or other arrangement that transfers to another, whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described under (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. See “Underwriters.” Morgan Stanley may waive these restrictions at its discretion.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three month period a number of securities that does not exceed the greater of one percent of the

then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the             during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144 but without compliance with the holding period or certain other restrictions contained in Rule 144.

Incentive Plan Shares

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our 2014 Incentive Plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus forms a part and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates, or are otherwise subject to the lock-up restrictions described above.

Registration Rights

In connection with the completion of this offering, we intend to enter into a registration rights agreement with all of the Common Interestholders pursuant to which we will be required to register the exchange under the federal securities laws of the Common Interests (and Class B Shares) held by them for Class A Shares. We have agreed, at our expense, to use our reasonable best efforts to file with the SEC a shelf registration statement providing for the exchange of the Common Interests (and Class B Shares) for Class A Shares and the resale of such shares thereafter upon the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of this offering and each Common Interestholder, and to cause and maintain the effectiveness of this shelf registration statement until such time as all Class A Shares covered by this shelf registration statement have been exchanged. Further, each of the Founder Entities will be entitled to cause us, at our expense, to register the resale of the Class A Shares they will receive upon exchange of their Common Interests (and Class B Shares), which we refer to as their “demand” registration rights.

All Common Interestholders (as well as their permitted transferees) will be entitled to exercise “piggyback” rights in connection with any future public underwritten offerings we engage in for our account or for the account of others to whom we have granted registration rights after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to pro rata reduction if it is determined that the sale of additional shares would be harmful to the success of the offering. All fees, costs and expenses of underwritten registrations will be borne by us, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our registration obligations will be subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-UNITED STATES

HOLDERS OF CLASS A SHARES

Preliminary Matters

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of Class A Shares generally applicable to “non-U.S. holders” (as defined below) of Class A Shares, but does not propose to be a complete analysis of all potential tax considerations related thereto. This summary is limited to non-U.S. holders that acquire Class A Shares for cash pursuant to this offering and that hold such shares as capital assets (generally, for investment).

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner that for U.S. federal income tax purposes is not an entity classified as a partnership and is not a “U.S. holder,” and the term “U.S. holder” means:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity holds Class A Shares, the U.S. federal income tax treatment of a partner in the partnership or member in the other entity generally will depend upon the status of the partner or member and the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities that hold Class A Shares and partners or members in these partnerships or other entities to consult their tax advisors.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of such non-U.S. holder’s particular circumstances and does not address any state, local, gift or estate tax considerations or any considerations relating to the Medicare tax on net investment income that may be relevant to an investment in Class A Shares. It also does not apply to non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including banks, insurance companies and other financial institutions, tax-exempt organizations, brokers, traders or dealers in securities or currency, persons who hold Class A Shares as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, foreign estates or trusts with U.S. beneficiaries, persons that own, or have owned, actually or constructively, more than 5% of our Class A Shares, companies that accumulate earnings to avoid U.S. federal income tax, foreign governments, and former U.S. citizens or residents). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, IRS rulings and pronouncements and judicial decisions in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our Class A Shares.

This summary is for general information only and is not, and is not intended to be, tax advice. Non-U.S. holders of Class A Shares are urged to consult their own tax advisors concerning the tax considerations related to the acquisition, ownership and disposition of Class A Shares in light of their particular circumstances, as well as any tax considerations relating to gift or estate taxes, the alternative minimum tax or to the Medicare tax on net investment income, and any tax considerations arising under the laws of any other jurisdiction, including any state, local and non-U.S. income and other tax laws.

Distributions

Distributions of cash or property (other than certain stock distributions) that we pay in respect of Class A Shares (and certain redemptions treated as distributions with respect to Class A Shares) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of Class A Shares. Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base of such holder) will be exempt from the 30% withholding tax (assuming compliance with certain certification requirements described further below). Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the U.S. Such dividends received by a corporate non-U.S. holder also may be subject to an additional “branch profits” tax at a 30% rate (or such lower rate specified by an applicable income tax treaty).

If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in its Class A Shares, and thereafter will be treated as capital gain, subject to the tax treatment described below under “Dispositions.” A non-U.S. holder’s adjusted tax basis in its shares is generally the purchase price of such shares, reduced by the amount of any tax-free return of capital. If at the time a distribution is made we are not able to determine whether or not it will exceed current and accumulated earnings and profits, we or a financial intermediary may withhold tax on all or a portion of such distribution at the rate applicable to dividends. However, a non-U.S. holder may obtain a refund of any excess withholding by timely filing an appropriate claim for refund with the IRS.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying its entitlement to benefits under the treaty. These forms must be periodically updated. A non-U.S. holder of Class A Shares that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. A non-U.S. holder should consult its tax advisor regarding its possible entitlement to benefits under an income tax treaty.

Generally, to claim the benefit of any applicable United States tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), before the distributions are made. These forms must be periodically updated. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

Dispositions

Subject to the discussion below regarding the Foreign Account Tax Compliance Act and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of Class A Shares (including a redemption, but only if the redemption would be treated as a sale or exchange rather than as a distribution for U.S. federal income tax purposes) unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the tax year of the disposition and meets certain other conditions; or

•	we are or have been a “U.S. real property holding corporation” (which we refer to as a USRPHC) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. Holder’s holding period for its Class A Shares.

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax on a net basis with respect to such gain in the same manner as if such holder were a resident of the United States. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, such gains may, under certain circumstances, also be subject to the branch profits tax at a rate of 30% (or at a lower rate prescribed by an applicable income tax treaty).

If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the gain from a disposition of our common stock (or such lower rate that may be specified by an applicable income tax treaty), which may be offset by capital losses allocable to U.S. sources during the taxable year of disposition (even though the non-U.S. holder is not considered a resident of the United States) but may not be offset by capital loss carryovers.

With regard to the third exception above, in general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC at or prior to the time a non-U.S. holder sells its Class A Shares. Even if we are treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of Class A Shares will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder does not own, directly, indirectly or constructively, more than 5% of our Class A Shares at all times within the shorter of (i) the five-year period preceding the disposition or (ii) such non-U.S. holder’s holding period and (2) our Class A Shares are regularly traded on an established securities market (as determined under the Code). There can be no assurance that Class A Shares will continue to qualify as regularly traded on an established securities market.

Withholding Rules Pursuant to the Foreign Account Tax Compliance Act (FATCA)

Legislation enacted in 2010 and existing guidance issued thereafter requires withholding at a rate of 30% on dividends in respect of, and after December 31, 2016, gross proceeds from the sale of, Class A Shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance may modify these requirements. Accordingly, the entity through which Class A Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Class A Shares held by an investor that is a non-financial non-U.S. entity which does not qualify under certain exceptions will be subject to withholding at a rate of 30% beginning after the dates noted above, unless such entity either (i) certifies to us (or another applicable withholding agent) that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we (or another applicable withholding agent) will in turn provide to the U.S. Treasury. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in Class A Shares, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under these rules.

Information Reporting and Backup Withholding Requirements

We or a financial intermediary must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Class A Shares paid to such holder and the tax withheld, if any, with respect to such distributions, regardless of whether withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. A non-U.S. holder will generally be subject to backup withholding at the then applicable rate for dividends paid to such holder unless such holder furnishes a valid IRS Form W-8BEN (or such other applicable form and documentation as required by the Code or the Treasury regulations) certifying under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to U.S. federal withholding tax, as described above in “Distributions,” generally will be exempt from U.S. backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the payment of the proceeds of a sale or other disposition of shares of our Class A Shares by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies that it is not a U.S. person (as defined under the Code) and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
UBS Securities LLC
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Raymond James & Associates, Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Class A Shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ overallotment option described below.

The underwriters initially propose to offer part of the Class A Shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the Class A Shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional Class A Shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the Class A Shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A Shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             Class A Shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by Enovation Controls, LLC, exclusive of the underwriting discounts and commissions, are approximately $        . Enovation Controls, LLC has agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of Class A Shares offered by them.

We intend to apply to list our Class A Shares on the             under the symbol “         .”

We, Enovation Controls, LLC and all directors and officers and the holders of Common Interests and all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of Class A Shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of Class A Shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to Class A Shares or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Class A Shares, provided that (i) such plan does not provide for the transfer of Class A Shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A Shares may be made under such plan during the restricted period.

Morgan Stanley, in its sole discretion, may release the Class A Shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the Class A Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriters may also sell shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A Shares in the open market to stabilize the price of the Class A Shares. These activities may raise or maintain the market price of the Class A Shares above independent market levels or prevent or retard a decline in the market price of the Class A Shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of Class A Shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A Shares. The initial public offering price will be determined by negotiations between us, the Founder Entities and the representatives. Among the factors that will be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any Class A Shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Class A Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A Shares to be offered so as to enable an investor to decide to purchase any Class A Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the Class A Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Class A Shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of our Class A Shares offered by this prospectus will be passed upon for us by Fulbright & Jaworski LLP (a member of Norton Rose Fulbright), San Antonio, Texas. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The audited consolidated financial statements of Enovation Controls, LLC as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investor relations section of our website. Information on, or accessible through, our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
ENOVATION CONTROLS, LLC
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2014 (unaudited), December 31, 2013 and 2012	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three Months Ended March 31, 2014 and 2013 (unaudited) and the Years Ended December 31, 2013, 2012 and 2011	F-4
Consolidated Statements of Common Interestholders’ Equity for the Three Months Ended March 31, 2014 (unaudited) and the Years Ended December 31, 2013, 2012 and 2011	F-5
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2014 and 2013 (unaudited) and the Years Ended December 31, 2013, 2012 and 2011	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Common Interestholders

Enovation Controls, LLC

We have audited the accompanying consolidated balance sheets of Enovation Controls, LLC (an Oklahoma limited liability company) and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), common interestholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enovation Controls, LLC and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Tulsa, Oklahoma

July 11, 2014

ENOVATION CONTROLS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands)

	March 31,	December 31,
	2014	2013	2012
	(unaudited)
ASSETS
Current assets
Cash	$5,966	$5,985	$5,266
Accounts receivable, net	36,612	29,697	25,489
Notes receivable	8,276	4,798	—
Inventories, net	34,342	38,092	34,884
Other current assets	1,043	1,081	725

Total current assets	86,239	79,653	66,364

Property, plant and equipment, net	19,949	18,796	15,528
Goodwill	605	605	605
Intangible assets	2,516	2,842	5,665
Notes receivable	—	2,500	2,500
Other assets	322	339	2,246

TOTAL ASSETS	$109,631	$104,735	$92,908

LIABILITIES AND COMMON INTERESTHOLDERS’ EQUITY
Current liabilities
Accounts payable	$9,994	$8,878	$7,196
Accrued liabilities	10,736	10,378	10,681
Current portion of long-term debt	1,231	200	233

Total current liabilities	21,961	19,456	18,110

Long-term debt	16,947	16,879	17,799
Other long-term liabilities, net of current portion	15,050	537	497
Commitments and contingencies (see Note 10)
Common interestholders’ equity	55,355	67,454	56,472
Accumulated other comprehensive income	318	409	30

Total common interestholders’ equity	55,673	67,863	56,502

TOTAL LIABILITIES AND COMMON INTERESTHOLDERS’ EQUITY	$109,631	$104,735	$92,908

The accompanying notes are an integral part of these consolidated financial statements.

ENOVATION CONTROLS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Amounts in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(unaudited)
Net sales	$71,069	$61,734	$255,582	$218,556	$193,739
Cost of goods sold	41,410	35,710	147,323	137,078	122,069

Gross profit	29,659	26,024	108,259	81,478	71,670

Operating expenses:
Selling, general and administrative expenses	21,682	10,087	43,566	36,568	34,708
Research and development expenses	10,136	5,764	23,628	20,429	17,349
Goodwill impairment	—	—	—	6,462	—

Operating expenses	31,818	15,851	67,194	63,459	52,057

(Loss) income from operations	(2,159)	10,173	41,065	18,019	19,613

Other income (expense)
Interest, net	(137)	(94)	(440)	(482)	(587)
Gain on early extinguishment of debt	—	—	—	—	379
Other	(160)	15	88	251	(387)

Total other expenses	(297)	(79)	(352)	(231)	(595)

(Loss) income before provision for income taxes	(2,456)	10,094	40,713	17,788	19,018
Provision for income taxes	(429)	(161)	(793)	(204)	(383)

Net (loss) income	$(2,885)	$9,933	$39,920	$17,584	$18,635

Other comprehensive (loss) income
Foreign currency translation adjustment	(91)	(456)	379	468	131
Reclassification of goodwill translation adjustment to income	—	—	—	1,143	—

Other comprehensive (loss) income	(91)	(456)	379	1,611	131

Comprehensive (loss) income	$(2,976)	$9,477	$40,299	$19,195	$18,766

The accompanying notes are an integral part of these consolidated financial statements.

ENOVATION CONTROLS, LLC AND SUBSIDIARIES

Consolidated Statements of Common Interestholders’ Equity

(Amounts in thousands)

	Common Interestholders’ Equity	Accumulated Other Comprehensive Income (Loss)	Total Common Interestholders’ Equity
BALANCE, December 31, 2010	$58,763	$(1,712)	$57,051
Distributions	(13,859)	—	(13,859)
Net income	18,635	—	18,635
Other comprehensive income	—	131	131

BALANCE, December 31, 2011	63,539	(1,581)	61,958
Distributions	(24,651)	—	(24,651)
Net income	17,584	—	17,584
Other comprehensive income	—	1,611	1,611

BALANCE, December 31, 2012	56,472	30	56,502
Distributions	(28,938)	—	(28,938)
Net income	39,920	—	39,920
Other comprehensive income	—	379	379

BALANCE, December 31, 2013	67,454	409	67,863
Distributions	(9,214)	—	(9,214)
Net loss	(2,885)	—	(2,885)
Other comprehensive loss	—	(91)	(91)

BALANCE, March 31, 2014 (unaudited)	$55,355	$318	$55,673

The accompanying notes are an integral part of these consolidated financial statements.

ENOVATION CONTROLS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(2,885)	$9,933	$39,920	$17,584	$18,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,674	1,400	6,074	5,358	4,914
Provision for excess and obsolete inventory	270	278	76	(1,007)	1,045
Gain on sale of assets	—	—	—	(24)	433
Goodwill impairment	—	—	—	6,462	—
Gain on early extinguishment of debt	—	—	—	—	(379)
Non-cash compensation expenses	14,511	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(6,955)	(4,667)	(4,173)	(2,160)	(4,869)
Notes receivable	(3,518)	—	(4,798)	—	—
Inventories, net	3,435	(1,270)	(3,204)	9,113	(15,477)
Other assets	2,549	(298)	1,557	(598)	(788)
Accounts payable	1,119	3,789	1,719	(2,773)	2,088
Accrued liabilities and other liabilities	347	1,257	(245)	2, 296	3,482

Net cash provided by operating activities	10,547	10,422	36,926	34,251	9,084

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of capital assets	(2,122)	(1,774)	(6,501)	(5,605)	(4,332)
Proceeds from sale of capital assets	—	—	—	89	—
Purchase of intangible assets	(382)	—	—	—	(1,200)

Net cash used in investing activities	(2,504)	(1,774)	(6,501)	(5,516)	(5,532)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on line of credit	23,082	16,959	88,197	68,979	48,653
Payments on line of credit	(21,984)	(23,317)	(89,149)	(71,284)	(29,117)
Principal payments on long-term debt	—	—	—	—	(8,845)
Distributions	(9,214)	(2,134)	(28,938)	(24,651)	(13,659)

Net cash used in financing activities	(8,116)	(8,492)	(29,890)	(26,956)	(2,968)

EFFECTS OF EXCHANGE RATES ON CASH	54	(273)	184	(22)	7

NET INCREASE IN CASH	(19)	(117)	719	1,757	591
CASH, beginning of period	5,985	5,266	5,266	3,509	2,918

CASH, end of period	$5,966	$5,149	$5,985	$5,266	$3,509

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$137	$83	$466	$516	$608

Cash paid for income taxes	$295	$140	$305	$297	$698

Non-cash distribution	$—	$—	$—	$—	$200

The accompanying notes are an integral part of these consolidated financial statements.

ENOVATION CONTROLS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Enovation Controls, LLC is a global provider of sophisticated digital control systems for gaseous fuel engines and engine-driven equipment with a focus on vehicle and energy markets. Prior to October 17, 2012, Enovation Controls, LLC was known as Global Controls & Instrumentation, LLC. Enovation Controls, LLC’s United States (“U.S.”) operations are located in Tulsa, Oklahoma; San Antonio, Texas; Rosenberg, Texas and Grants Pass, Oregon. Enovation Controls, LLC’s international operations are located in Salisbury, England; Birmingham, England; Hangzhou, China; Shanghai, China and Pune, India.

Company Formation

Enovation Controls, LLC was formed in the state of Oklahoma on August 27, 2009 as Global Controls & Instrumentation, LLC. On September 30, 2009, Murphy Industries, LLC (“Murphy”) and EControls, LLC (“EControls”) contributed 100% of the members’ interest of Murphy and EControls to Enovation Controls, LLC pursuant to the Contribution Agreement (“Agreement”) and became wholly-owned subsidiaries of Enovation Controls, LLC.

Financial Reporting Principles

The consolidated financial statements of Enovation Controls, LLC include the results of Murphy, EControls, GC&I Global, Inc. and Enovation Controls India Private Limited, LP. Murphy’s consolidated financial statements contain its wholly-owned subsidiaries: Murphy EControls Technologies (Hangzhou) Co., Ltd. (“Hangzhou”), FW Murphy International Trading (Shanghai) Co., Ltd. (“Shanghai”), Enovation Controls, Ltd. (“MEL”) and Enovation Controls India Private Limited, GP. All intercompany transactions and balances have been eliminated in consolidation.

Unaudited Interim Consolidated Financial Statements

The accompanying interim consolidated balance sheet as of March 31, 2014, the consolidated statements of operations and comprehensive income (loss), and cash flows for the three months ended March 31, 2014 and 2013, and consolidated statement of common interestholder’s equity for the three months ended March 31, 2014, and the related information contained in the notes to the consolidated financial statements are unaudited. These unaudited interim consolidated financial statements and notes have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly Enovation Controls, LLC’s consolidated financial position as of March 31, 2014, and its consolidated results of operations and cash flows for the three months ended March 31, 2014 and 2013. The results of operations for the three months ended March 31, 2014, are not necessarily indicative of the results to be expected for the year ending December 31, 2014, or for any other interim period or for any other future year.

Use of Estimates

In presenting its financial statements in conformity with generally accepted accounting principles, Enovation Controls, LLC is required to make estimates and assumptions that affect the amounts reported therein. Critical estimates include determining the fair value of acquired assets; the collectability of accounts and notes receivable; the recoverability of inventories; the cost of warranty repairs; useful lives and recoverability of property, equipment and amortized intangible assets; the impairment of goodwill; stock compensation; deferred income taxes; and accruals for commitments and contingencies, among others. Several of the estimates and assumptions Enovation Controls, LLC is required to make relate to matters that are inherently uncertain as they pertain to future events. Enovation Controls, LLC bases estimates on historical experience and other assumptions believed to be reasonable under the circumstances and evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Enovation Controls, LLC recognizes revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery of the product has occurred or services have been rendered, (3) price is fixed or determinable, and (4) collectability is reasonably assured.

In implementing the four criteria stated above, Enovation Controls, LLC has found that determining when the risks and rewards of ownership have passed to the customer, which determines whether persuasive evidence of an arrangement exists and if delivery has occurred, may require judgment. The passage of title indicates transfer of the risks and rewards of ownership from us to the customer; however, contract and customer specific circumstances are reviewed by management to ensure that transfer of title constitutes the transfer of the risks and rewards of ownership.

Concentration of Credit Risk

Enovation Controls, LLC maintains cash balances in bank accounts that can exceed Federal Deposit Insurance Corporation insured limits. Cash held in the United States exceeded federally insured limits by approximately $185 and $288 at March 31, 2014 and December 31, 2013, respectively. Cash held in the United States did not exceed federally insured limits at December 31, 2012.

Enovation Controls, LLC held cash in high credit quality foreign banks of approximately $5,525, $5,441 and $4,924 as of March 31, 2014, December 31, 2013 and 2012, respectively. Enovation Controls, LLC has not experienced any losses related to this cash concentration.

Besides cash, Enovation Controls, LLC also has concentration of sales and credit risk in its accounts and notes receivable. Enovation Controls, LLC’s sales to a single customer were approximately 9%,11%, 12%, 13% and 11% of consolidated sales for the three months ended March 31, 2014 and March 31, 2013 and the years ended December 31, 2013, 2012 and 2011, respectively. One customer accounted for approximately 22%, 30%, and 20% of consolidated accounts and notes receivable at March 31, 2014 and December 31, 2013, and 2012, respectively. Enovation Controls, LLC closely reviews the financial position of customers prior to granting them credit and continuously monitors its significant customers’ financial position as well as the general economic situation to limit its credit risk. To date, Enovation Controls, LLC has not experienced any significant losses in its accounts or notes receivable.

Accounts and Notes Receivable

Receivables are recorded at amounts billed to customers, less an allowance for doubtful accounts. The allowance for doubtful accounts is based on historical experience and any specific customer collection issues that have been identified through management’s review of outstanding accounts receivable. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Enovation Controls, LLC generally requires no collateral from its customers. The allowance for doubtful accounts was approximately $49, $42, and $123 at March 31, 2014, and December 31, 2013 and 2012, respectively. Recoveries of previously written-off accounts were approximately $81 and $42 for the year ended December 31, 2013 and 2012, respectively. There were no recoveries of previously written-off accounts in the three months ended March 31, 2014.

Current notes receivable are from certain customers located in China who remit banker’s acceptance drafts drawn on reputable Chinese banks payable based upon agreed terms. These notes can be held to maturity, ranging from 90 to 180 days, discounted for early payment or used as commercial paper to pay suppliers. Enovation Controls, LLC intends to hold these notes until maturity or pay suppliers who will accept the notes without discount. Enovation Controls, LLC believes the full balance of the notes receivable are realizable and has not provided any reserve for losses on these notes. However, if the financial condition of the issuing banks should deteriorate a reserve might be needed in the future. These notes are recourse notes and if the issuing bank should default Enovation Controls, LLC would have recourse against the customer for collection. Likewise, if Enovation Controls, LLC had endorsed the notes and used them to pay a supplier, and if the issuing bank should default, the supplier would also have recourse against Enovation Controls, LLC. See Note 10—“Commitments and Contingencies” for a discussion of this potential liability.

Inventories

Inventories are stated at the lower of cost or market value. Inventory cost is determined using methods that approximate the first-in, first-out basis. Enovation Controls, LLC includes product costs, labor and related fixed and variable overhead in the cost of inventories. Inventory consisted of the following:

	March 31,	December 31,
	2014	2013	2012
	(unaudited)
Raw material	$27,892	$29,651	$29,612
Work-in-process	1,046	1,006	1,568
Finished goods	7,017	8,778	4,971

	35,955	39,435	36,151
Less—inventory reserve	(1,613)	(1,343)	(1,267)

Total inventories, net	$34,342	$38,092	$34,884

Inventory market values are determined by giving substantial consideration to the expected product selling price. Enovation Controls, LLC estimates expected selling prices based on its historical recovery rates, general economic and market conditions, the expected channel of disposition, and current customer contracts and preferences. Actual results may differ from estimates due to changes in resale or market value and the mix of these factors. Management monitors inventory for events or circumstances, such as negative margins, recent sales history suggesting lower sales value, or changes in customer preferences, which would indicate the market value of inventory is less than the carrying value of inventory, and management records adjustments as necessary. When inventory is written down below cost, such reduced amount is considered the cost for subsequent accounting purposes. Enovation Controls, LLC’s recording of inventory at the lower of cost or market value has not historically required material adjustments to inventory values once these have been initially established.

	For the three months ended March 31,	For the year ended December 31,
	2014	2013	2012
	(unaudited)
Inventory reserve, beginning of period	$1,343	$1,267	$2,273
Reserve adjustments	446	1,909	1,516
Write-offs	(176)	(1,833)	(2,522)

Inventory reserve, end of period	$1,613	$1,343	$1,267

Long-Lived Assets

Property, plant and equipment are carried at cost, or fair value if acquired. For financial statement purposes depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets; accelerated depreciation and cost recovery methods are used for income tax purposes. Maintenance and repairs are charged to operating expenses as they are incurred. Improvements and betterments, which extend the useful lives of assets, are capitalized.

The estimated useful lives of long-lived assets are as follows:

Range in Years
Buildings and leasehold improvements	7 - 50
Furniture and office equipment	3 - 10
Computer equipment	3 - 10
Shop machinery and equipment	5 - 10
Tools and dies	3 - 10
Autos, trucks and airplanes	4 - 15

Depreciation expense recognized for long-lived assets was approximately $967, $693, $3,245, $2,441 and $2,172 for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively.

In accordance with GAAP, Enovation Controls, LLC reviews its long-lived assets for indicators of impairment which would require reevaluation of the carrying value of an asset using an estimate of future cash flows. Enovation Controls, LLC found no indications of impairment at March 31, 2014 and December 31, 2013, 2012 or 2011, and accordingly, did not reduce the carrying values of its long-lived assets.

Patents

Purchased patents are amortized over their legal or commercial lives, whichever is shorter. The cost and related accumulated amortization at retirement are removed from the accounts.

Foreign Currency Translation

The functional currency of MEL is the British pound sterling and the functional currency of Hangzhou and Shanghai is the Chinese yuan. Generally, assets and liabilities of these subsidiaries are translated at current exchange rates, while income and expenses are translated at average rates during the year. Translation gains and losses are generally reported as a component of accumulated other comprehensive income or loss. Currency transaction gains and losses remeasured to the functional currency are included in determining net income.

Enovation Controls, LLC is exposed to market risks related to fluctuations in foreign currency exchange rates because sales transactions, and certain of the assets and liabilities of its domestic and foreign subsidiaries, are denominated in foreign currencies.

Warranties

Enovation Controls, LLC warrants, under certain circumstances, that its products will be free from defects for two years. In addition, from time to time, Enovation Controls, LLC may get involved in a specific field action program. Enovation Controls, LLC provides reserves for costs associated with warranty claims at the time the products are sold. The warranty reserve is provided for by adjusting selling, general and administrative expenses by an amount based on current and historical warranty claims paid and associated repair costs. These estimates are established using historical information including the nature, frequency, and average cost of warranty claims and are adjusted as actual information becomes available, as well as the estimated costs of specific field action programs.

Accrued Liabilities

Accrued liabilities were comprised of the following:

	March 31, 2014	December 31,
		2013	2012
	(unaudited)
Payroll and other employee related benefits	$4,672	$5,261	$4,346
Warranty	1,101	1,375	1,203
Sales commissions and technical services	1,399	1,125	2,776
Medical self-insurance	1,093	1,111	1,293
All other	2,471	1,506	1,063

Total accrued liabilities	$10,736	$10,378	$10,681

Other Long-Term Liabilities

Other long-term liabilities were comprised of the following:

	March 31, 2014	December 31,
		2013	2012
	(unaudited)
Management Interest non-cash compensation expense	$14,511	$—	$—
Deferred rent	495	494	446
Deferred taxes	44	43	51

Total other long-term liabilities	$15,050	$537	$497

Research and Development Expenses

Enovation Controls, LLC conducts research and development to create new products and to make improvements to products currently in use. Research and development costs are charged to expense as incurred. The total amount recorded for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 were approximately $10,136, $5,764, $23,628, $20,429 and $17,349, respectively.

Advertising Expense

Advertising costs are expensed as incurred and totaled approximately $305, $239, $1,041, $1,126 and $904 for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively. Advertising expense is included in selling, general and administrative expenses.

Shipping and Handling Costs

Freight billed to customers is included in net sales in the consolidated statements of operations and comprehensive income (loss), while freight billed by vendors is included in cost of goods sold.

Impairment of Long-Lived Assets, Goodwill and Intangible Assets

Enovation Controls, LLC recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of the consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While Enovation Controls, LLC uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed (including any contingent consideration) at the acquisition date, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, Enovation Controls, LLC records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Upon the conclusion of the measurement period or final determination of the values of assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded to its consolidated statements of operations and comprehensive income (loss).

Accounting for business combinations requires management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, support obligations assumed, estimated restructuring liabilities and pre-acquisition contingencies. Although Enovation Controls, LLC believes the assumptions and estimates it has made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and they are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets Enovation Controls, LLC has acquired include, but are not limited to:

•	future expected cash flows from acquired developed technologies and patents and other customer contracts;

•	the life of the acquired developed technologies and patents;

•	the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio;

•	risk associated with uncertainty, achievement and payment of any milestones;

•	the life of the acquired developed technologies and patents; and

•	discount rates.

Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill—Impairment Assessments

The goodwill impairment test compares fair value of certain components to the carrying value. Each interim period, management assesses whether or not an indicator of impairment is present that would necessitate that a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

The goodwill impairment test compares the carrying value of the components in the EControls and MEL subsidiaries which have goodwill, to the estimated fair value. If the carrying value is more than the estimated fair value, a second step is performed, whereby Enovation Controls, LLC calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the component from the estimated fair value of the reporting unit. Impairment losses are recognized to the extent that recorded goodwill exceeds implied goodwill. Enovation Controls, LLC’s impairment methodology uses discounted cash flows and multiples of cash earnings valuation techniques, plus valuation comparisons to similar businesses. These valuation methods require us to make certain assumptions and estimates regarding future operating results, the extent and timing of future cash flows, working capital, sales prices, profitability, discount rates and growth trends. As a result of its impairment test, Enovation Controls, LLC recognized a $6,462 pre-tax impairment relating to goodwill at MEL during the year ended December 31, 2012. No such impairment charges were required at EControls or for other periods presented as the estimated fair value substantially exceeded their carrying values. While Enovation Controls, LLC believes that such assumptions and estimates are reasonable, the actual results may differ materially from the projected results.

Income Taxes

Enovation Controls, LLC elected to be taxed as a partnership and as a result is a “flow-through” entity for U.S. tax purposes. As such, U.S. federal and state income taxes on net domestic taxable earnings are the obligation of Enovation Controls, LLC’s Common Interestholders. Accordingly, no provision for U.S. income taxes has been made in the accompanying consolidated financial statements. Enovation Controls, LLC’s domestic entities, Enovation Controls, LLC’s subsidiaries that operate in foreign jurisdictions are taxable entities. Income taxes incurred by the subsidiaries that operate in foreign jurisdictions are recorded in the “Provision for income taxes” line item in the accompanying consolidated statements of operations and comprehensive income (loss). Pre-tax income from subsidiaries that operate in foreign jurisdictions was $1,681, $664, $4,059, $(4,110) and $3,934 for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively. Deferred income taxes of Enovation Controls, LLC’s consolidated subsidiaries that operate in foreign jurisdictions are determined under the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement carrying amounts and income tax bases of the foreign subsidiaries’ assets and liabilities using currently enacted tax rates. Enovation Controls, LLC’s deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to Enovation Controls, LLC’s provision for income taxes and increases to the valuation allowance result in additional provision for income taxes. Enovation Controls, LLC has not recorded a valuation allowance in any period presented. Enovation Controls, LLC as of March 31, 2014, December 31, 2013 and 2012, has deferred long-term tax liabilities related to its foreign jurisdictions of $44, $43 and $51, respectively.

Enovation Controls, LLC evaluates uncertain tax positions for recognition and measurement in the consolidated financial statements. To recognize a tax position, Enovation Controls, LLC determines whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the position. A tax position that meets the more likely than not threshold is measured to determine the amount of benefit to be recognized in the consolidated financial statements. The amount of tax benefit recognized with respect to any tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Enovation Controls, LLC had no uncertain tax positions that required recognition in the financial statements at March 31, 2014 or December 31, 2013 and 2012. Any interest or penalties would be recognized as a component of income tax expense.

Change in Accounting Principle

During the quarter ended March 31, 2014, Enovation Controls, LLC elected a change in accounting principle related to measuring its profits interests units. The profits interest units are accounted for as liability awards and Enovation Controls, LLC management had previously elected to measure these liability awards using the intrinsic value in accordance with Accounting Standards Codification (ASC) 718, Compensation—Stock Compensation. Enovation Controls, LLC elected to measure these liability awards using fair value in accordance with ASC 718 during the quarter ended March 31, 2014 in anticipation of an initial public offering. See Note 7 for further information on stock compensation.

Enovation Controls, LLC’s management evaluated this change in accounting principle in accordance with ASC 250, Accounting Changes and Error Corrections. A retrospective application of this change in accounting principal is impractical as it would require management to make assumptions in the fair value which are not contemporaneous. Enovation Controls, LLC management determined the incremental cost in accordance with ASC 718 and recorded this difference between the fair value and intrinsic value during the reporting period ended March 31, 2014, which resulted in a $14,511 reduction to net income during the period. This change in accounting principle was applied prospectively.

Fair Value of Financial Instruments

Cash, accounts receivable, notes receivable, accounts payable and accrued liabilities are reflected in the financial statements at carrying value, which management believes approximates fair value because of the short-term nature of those instruments.

The fair value of the long-term debt approximates the carrying value as the debt was negotiated in the past 12 months, there have not been significant changes to the overall risk or lending profile of Enovation Controls, LLC, and the interest rates associated with the debt are variable. The interest rates approximate market rates.

Enovation Controls, LLC has a profits interest plan which management has determined is a liability award plan in accordance with ASC 718, Compensation—Stock Compensation. Therefore, the March 31, 2014 statements reflect the award units at estimated fair value using an option pricing model. See Note 7—“Stock Compensation” for a discussion of how the fair market value was determined. As there are inherent uncertainties related to the factors and Enovation Controls, LLC’s judgment in applying them to the fair value determinations, there is a risk that the recorded profits interest compensation may not accurately reflect the amount ultimately earned.

Segment Reporting

ASC 280, Segment Reporting, establishes standards for segment reporting in the financial statements. Enovation Controls, LLC has one reportable segment as defined in ASC 280 as this is how the chief operating decision maker manages the business. Although its sophisticated digital control systems for engines and engine-driven equipment are sold to a variety of customers in several key markets, operations are managed by a core team of individuals across all markets rather than by “segment managers.” Manufacturing, quality, research and development and administration functions are globally centralized.

Recent Accounting Pronouncements

In June 2011, the FASB issued an update related to the presentation of comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in Common Interestholders’ equity and also requires presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. The update is effective for the year ended December 31, 2012, with early adoption permitted. In December 2011, the FASB issued a deferral of the effective date for certain requirements of the update, which defers certain aspects of the update related to the presentation of reclassification adjustments. Enovation Controls, LLC adopted this change retroactively effective from January 1, 2012. This update did not have a material impact on Enovation Controls, LLC’s financial condition, results of operations or cash flow.

In September 2011, the FASB issued an update relating to testing goodwill for impairment that permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. Enovation Controls, LLC adopted this update on January 1, 2012. The adoption of this update did not have a material impact on Enovation Controls, LLC’s financial condition, results of operations or cash flows.

In February 2013, the FASB issued an update related to reporting of amounts reclassified out of accumulated other comprehensive income. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This update is effective prospectively for Enovation Controls, LLC for annual periods beginning after December 15, 2013. Early adoption is permitted. The adoption of the revised guidance is not expected to have a material effect on Enovation Controls, LLC’s financial condition, results of operations or cash flow.

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard will eliminate the transaction and industry specific revenue recognition guidance under current U.S. GAAP and replace it with a principle based approach for determining revenue recognition. ASU 2014-09 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific aspects of revenue recognition and expands disclosures about revenue. ASU 2014-09 is effective for public companies for annual reporting periods beginning after December 15, 2016, including interim periods therein. Enovation Controls, LLC is evaluating the impact ASU 2014-09 will have on its consolidated financial statements.

NOTE 2—PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	March 31,	December 31,
	2014	2013	2012
	(unaudited)
Land	$384	$383	$382
Building and leasehold improvements	8,455	7,118	5,841
Furniture and office equipment	1,647	1,647	1,597
Computer equipment	4,475	4,366	3,512
Shop machinery and equipment	17,076	16,770	12,668
Tools and dies	5,678	5,498	4,335
Autos, trucks and airplanes	704	658	580
Construction-in-progress	802	658	1,815

	39,221	37,098	30,730
Less—Accumulated depreciation	(19,272)	(18,302)	(15,202)

Total property, plant and equipment, net	$19,949	$18,796	$15,528

NOTE 3—GOODWILL

The changes in the carrying amount of goodwill by period are as follows:

Balances at December 31, 2011	$5,708

Impairment	(5,319)
Foreign currency translation	216

Balances at December 31, 2012	605

Impairment	—
Foreign currency translation	—

Balances at December 31, 2013	605

Impairment	—
Foreign currency translation	—

Balances at March 31, 2014 (unaudited)	$605

During 2012, Enovation Controls, LLC’s earnings progressively decreased in MEL due to an aging product line and a decline in the European economy. These factors resulted in a stable but not growing demand for its product; consequently, Enovation Controls, LLC revised its long-term projections, which, in turn, impacted the fair value of its business. As a result, Enovation Controls, LLC concluded that the carrying value of its goodwill related to the acquisition of a product line exceeded the fair value and thus, for the year ended December 31, 2012, Enovation Controls, LLC recorded a goodwill impairment charge of $5,319 and a reclassification out of accumulated other comprehensive income of approximately $1,143 related to foreign currency translation adjustments. No impairment charges were recorded in any of the other periods presented.

NOTE 4—INTANGIBLE ASSETS

Enovation Controls, LLC recorded the following intangible assets in the consolidated balance sheets:

	March 31, 2014 (unaudited)
	Useful Life	Gross	Accumulated Amortization	Net
Product software acquired through acquisition	5	$10,642	$(9,642)	$1,000
Customer relationships	5	2,500	(2,250)	250
Trade names	5	1,000	(500)	500
Patents	Various	1,026	(936)	90
Other	Various	839	(163)	676

Total		$16,007	$(13,491)	$2,516

	December 31, 2013
	Useful Life	Gross	Accumulated Amortization	Net
Product software acquired through acquisition	5	$10,642	$(9,142)	$1,500
Customer relationships	5	2,500	(2,125)	375
Trade names	5	1,000	(450)	550
Patents	Various	1,026	(918)	108
Other	Various	460	(151)	309

Total		$15,628	$(12,786)	$2,842

	December 31, 2012
	Useful Life	Gross	Accumulated Amortization	Net
Product software acquired through acquisition	5	$10,642	$(7,142)	$3,500
Customer relationships	5	2,500	(1,625)	875
Trade names	5	1,000	(250)	750
Patents	Various	1,043	(861)	182
Other	Various	440	(82)	358

Total		$15,625	$(9,960)	$5,665

Product software acquired through acquisition is software developed by EControls and was acquired by Enovation Controls, LLC through the 2009 acquisition of EControls. The software is embedded into various products manufactured by Enovation Controls, LLC.

Enovation Controls, LLC uses the straight-line amortization method to record amortization expense and recorded approximately $708, $707, $2,828, $2,918 and $2,742 of amortization expense related to its intangible assets in the consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2014 and 2013 and for the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 5—PREMIUM ADVANCE ON INSURANCE POLICIES

Enovation Controls, LLC made premium advance payments to fund the annual premiums on split-dollar life insurance plans for an executive and a retired executive. In 2013, Enovation Controls, LLC was reimbursed for the full premium advances of approximately $2,117 and signed a release of collateral assignment on the life insurance proceeds.

NOTE 6—LONG-TERM DEBT

Notes payable consisted of the following:

	March 31,	December 31,
	2014 (unaudited)	2013	2012
Line of credit	$16,947	$16,696	$17,442
Line of credit with Chinese financial institution	1,047	—	—
Unsecured note payable to a related entity	184	383	589

Total long-term debt	18,178	17,079	18,031
Less: Current maturities of long-term debt	(1,231)	(200)	(232)

Total long-term debt less current portion	$16,947	$16,879	$17,799

Debt maturing for each of the 12 month periods ending March 31:

2015	$1,231
2016	—
2017	16,947
2018	—
2019	—
Thereafter	—

$18,178

Enovation Controls, LLC has a $35,000 line of credit with a financial institution that matures on August 30, 2016. The line of credit bears interest at 1.00% below prime with a floor of 3.00%. The interest rate at March 31, 2014, December 31, 2013, 2012 and 2011 was 3.00%, 3.00%, 3.25% and 3.25%, respectively. The line of credit is collateralized by substantially all of the U.S. assets. The line of credit requires Enovation Controls, LLC to maintain a minimum net worth, minimum fixed charge coverage ratio, and a maximum leverage ratio. Enovation Controls, LLC also has a maximum amount of funded debt it is allowed. Enovation Controls, LLC has a letter of credit outstanding that is drawn against the borrowing base of the line of credit. See Note 11—“Subsequent Events.”

Enovation Controls, LLC also has an available $7,000 USD line of credit with a financial institution located in China that has an expiration date of two years after the date of the first drawdown. The line of credit has an interest rate equal to the benchmark lending rate effective on a loan drawdown date promulgated by the People’s Bank of China for RMB lending with a tenor corresponding to the term of that loan with 10% mark-up which as of March 31, 2014 was approximately 5.75%, and is payable on the maturity date of that loan. Each drawdown is for a period of 6 months or such other period as agreed to by the lender and is not to exceed 12 months. As of March 31, 2014, Enovation Controls, LLC had $1,047 (CNY $6,500) outstanding under this line of credit. This loan is guaranteed by Enovation Controls, LLC.

The unsecured note payable to a related entity is non-interest bearing which was paid off in June of 2014.

At March 31, 2014 and December 31, 2013, 2012 and 2011, Enovation Controls, LLC was in material compliance with the financial and all other covenants of both lines of credit.

NOTE 7—STOCK COMPENSATION

In July 2011, the Common Interestholders of Enovation Controls, LLC approved a Profits Interest Plan (the “Plan”) which provides for the issuance of profits interest units to key employees and advisory board directors, which we refer to as Management Interests, of Enovation Controls, LLC. Class B, C and D profits interest units were issued under the Plan in 2011, 2013 and 2014, respectively. The profits interest units generally vest over four or five years subject to continued service and only provide the participants with benefits (in the form of distributions) if the distributions from Enovation Controls, LLC exceed specified threshold values. Distributions to date have not reached the minimum thresholds, nor are they expected to reach the minimum thresholds prior to Enovation Controls, LLC’s anticipated initial public offering, for any of the Management Interests.

The profits interest units do not require the payment of an exercise price but since they are similar economically to stock options they are classified as options under the definition in Item 402(a)(6)(i) of Regulation S-K as an instrument with an option like feature. The profits interest units vest as the required service periods are met but are not exercisable. Management accounted for these profits interest units as liability awards as the units will settle in cash after seven years at a valuation to be determined by Enovation Controls, LLC. ASC 718, Compensation—Stock Compensation, states liability awards issued by nonpublic entities have an accounting policy choice when it comes to determining the fair value of the award units. Enovation Controls, LLC elected to value these profits interest units utilizing the intrinsic value method. The Plan made it unlikely any payout would occur prior to an event such as a significant investment in Enovation Controls, LLC, a sale of part or all of Enovation Controls, LLC or an initial public offering. At each of the prior reporting periods, the intrinsic value of the awards was less than the threshold given the valuation methodology used and the fact that no event was anticipated. ASC 718 requires a fair value calculation for liability awards for publicly traded entities. In anticipation of an initial public offering, the March 31, 2014 unaudited condensed consolidated financial statements reflect the vested award units at estimated fair value using the hybrid of a Black Scholes option pricing model (OPM) and a probability weighted expected return method (PWERM) prepared by an independent third party. See Note 1 for discussion of this change in accounting principle.

The intrinsic value method used in the years prior to 2014 was calculated using a multiple of trailing 2 year EBITDA, less debt and discounted for the lack of control and marketability. The fair market value method used at March 31, 2014 was calculated using a hybrid of 40% of an OPM and 60% of a PWERM. The key factors used were an assumed 1.75 year term, 0.36% risk free return and an equity volatility of 30.85% with the volatility of the class B, C and D units being 41.99%, 55.17% and 86.21% respectively.

As of March 31, 2014, total unrecognized Management Interests compensation expense related to unvested profits interest units was $3,994, which would be recognized over the next 4 years, except that the initial public offering would result in recognizing all remaining and incremental remeasurement expense on the date of the offering as the awards will be converted to Common Interestholder units on that date and will have the ability to be exchanged for Class A common stock in Enovation Controls, Inc.

In future periods, the fair value of the Management Interests will be remeasured at each reporting period with any change in fair value recorded to compensation expense.

Compensation expense has been recorded where the compensation of the participant is expensed, which for the three months ended March 31, 2014 was allocated as follows:

Three Months Ended March 31, 2014
(Unaudited)
Cost of goods sold	$599
Selling, general and administrative expenses	9,357
Research and development expenses	4,555

Total	$14,511

For the years ended December 31, 2013, 2012 and 2011, respectively, there was no compensation expense recorded.

The following table sets forth summarized information with respect to profits interest units outstanding, vested and exercisable at March 31, 2014:

	Authorized	Issued	Outstanding at March 31, 2014		Vested at March 31, 2014
Unit Class	Number of Units	Number of Units	Number of Units	Average Life (in years)(1)	Number of Units
B	1,113,469	903,150	751,520	1.75	667,743
C	210,319	176,228	176,228	1.75	45,781
D	100,000	19,278	19,728	1.75	—

(1)	We used an assumed life of 1.75 years due to the weighted average probability of an event such as the initial public offering that would trigger payment under the profits interest plan. If an event did not occur the remaining life would be 4, 5 and 6 years respectively for the class B, C and D units at which time the unit holder could put the units back to the company for purchase by the company at a valuation to be determined by the company.

As there are inherent uncertainties related to the factors and the Company’s judgment in applying them to the fair value determinations, there is a risk that the recorded profits interest compensation may not accurately reflect the amount ultimately earned.

NOTE 8—EMPLOYEE BENEFIT PLANS

Employee Benefit Plan

Enovation Controls, LLC participates in a self-insured and self-administered, corporate funded insurance plan (the “Plan”). The Plan covers U.S. employees and their dependents who meet eligibility requirements and enroll in the Plan. It provides benefits to cover accident, sickness or disability as covered by the Plan. Benefits under the Plan have an annual cap of $250 per individual. The costs of the Plan are determined by an outside actuarial firm which reviews the plan on an annual basis. The benefit cost components shown in the consolidated statements of operations and comprehensive income (loss) are based upon certain data specific to Enovation Controls, LLC, actuarial assumptions and certain allocation methodologies such as population demographics. Enovation Controls, LLC recorded as expense (which was included in selling, general and administrative expenses) $1,223, $1,191, $4,345, $4,915 and $3,471 for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively, to cover benefits under the plan. Enovation Controls, LLC made cash contributions to the plan of $1,244, $1,267, $4,752, $5,010 and $2,373 during the three months ended March 31, 2014 and 2013 and the years December 31, 2013, 2012 and 2011. As of March 31, 2014 and December 31, 2013 and 2012, Enovation Controls, LLC had recorded in accrued liabilities for expenses incurred under the Plan as of the end of that period but not paid $1,093, $1,111 and 1,293, respectively.

Defined-Contribution Savings Plan

Enovation Controls, LLC sponsors an employee retirement plan (401(k) Plan) that covers substantially all of the U.S. employees of Enovation Controls, LLC. Enovation Controls, LLC’s defined-contribution savings plan gives those employees who wish to participate an opportunity to accumulate funds for retirement on a tax deferred basis. Enovation Controls, LLC provides matching contributions on a discretionary basis. During the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, Enovation Controls, LLC expensed approximately $311, $296, $982, $895 and $749, respectively, for matching contributions to the 401(k) Plan.

Workers’ Compensation Self-Insurance Plans

Enovation Controls, LLC participates in a self-insured workers’ compensation plan. The costs of the workers’ compensation are determined by an outside actuarial firm which reviews the plan on an annual basis. The insurance costs included in the Consolidated Statements of Comprehensive Income are based upon certain data specific to Enovation Controls, LLC and actuarial assumptions. Workers’ compensation is funded as needed to pay claims. Enovation Controls, LLC’s liability is capped at $350 per claim and an aggregate retention on claims of approximately $1,330 by an insurance policy with an independent insurance company which assumes all costs above $350 and $1,330. Enovation Controls, LLC recorded as expense (which was included in selling, general and administrative expenses) $70, $37, $259, $199 and $61 for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively, to cover benefits under the plan. The amount of claims included in accrued liabilities was approximately $201, $209 and $194 as of March 31, 2014 and December 31, 2013 and 2012, respectively.

NOTE 9—RELATED PARTY TRANSACTIONS

Royalty Agreement

Royalty expense to the Executive Chairman for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 amounted to approximately $6, $5, $24, $18 and $36, respectively. Enovation Controls, LLC had a royalty payable to the Executive Chairman of approximately $6, $11 and $10 at March 31, 2014 and December 31, 2013 and 2012, respectively.

Leases

Enovation Controls, LLC leases the Tulsa, Oklahoma and Rosenberg, Texas facilities and a property in Afton, Oklahoma from companies controlled by the Executive Chairman at a rental rate of approximately $60, $9, and $4 per month, respectively. Rent charged to expense for the two facilities and property was approximately $218, $207, $827, $827 and $827 for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively.

Enovation Controls, LLC pays a rental rate of approximately $18 per month on a facility in San Antonio to a company that is controlled by the Chief Technical Officer (CTO) of Enovation Controls, LLC. One of the buildings Enovation Controls, LLC rented was sold during 2012 and the Company’s lease terminated. Rent paid to the CTO and charged to expense for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 was approximately $54, $54, $220, $294 and $328, respectively.

Notes Receivable

Enovation Controls, LLC pursuant to the Agreement referenced in Company Formation of Note 1, had advances outstanding to the CTO of $2,000 as of December 31, 2013 and 2012. Enovation Controls, LLC also had advances outstanding to another shareholder of EControls of approximately, $500 as of March 31, 2014, December 31, 2013 and 2012. The advances were interest-bearing and are included in long-term notes receivable. As of March 31, 2014, the note receivable from the CTO was paid and the note to the other shareholder was classified as current and it was repaid in April 2014.

China Facility

An entity controlled by the Executive Chairman retains appreciation rights attributable to the China building should the facility be sold or should a change in control occur directly or indirectly in the China entity. In the first quarter of 2014, the Company purchased the building appreciation rights from the Executive Chairman.

Outside Services

Enovation Controls, LLC utilizes an entity located in China which is owned by an advisory board member of Enovation Controls, LLC to assist in global sourcing efforts. For the years ended December 31, 2012 and 2011, Enovation Controls, LLC recorded approximately $342 and $214 in professional consulting expenses related to services provided by the entity owned by the advisory board member. No similar expenses were incurred in the three months ended March 31, 2014 or the year ended December 31, 2013. In addition, Enovation Controls, LLC purchases magnet inventory from the same entity. Total magnets purchased during the three months ended March 31, 2014 and 2013, and the years ended December 31, 2013, 2012, and 2011, equaled approximately $241, $395, $1,677, $1,856 and $0, respectively. Enovation Controls, LLC also recorded a payable of approximately $36, $16 and $33 to this entity at March 31, 2014 December 31, 2013 and 2012, respectively.

NOTE 10—COMMITMENTS AND CONTINGENCIES

Commitments

Enovation Controls, LLC leases buildings and other equipment under long-term operating leases. Future minimum rental payments required under the operating leases for each of the 12 month periods ending March 31 are as follows:

(Unaudited)
2015	$1,945
2016	1,671
2017	1,614
2018	1,589
2019	1,601

Rent expense was approximately $586, $540, $2,187, $2,113 and $1,638, for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively.

The Oklahoma Workers’ Compensation Commission required Enovation Controls, LLC to post an irrevocable letter of credit in order to continue to self-insure for workers’ compensation. Enovation Controls, LLC met this requirement by posting a $200 letter of credit naming the Oklahoma Workers’ Compensation Commission as the beneficiary. The letter of credit expires on July 1, 2015.

Contingencies

Enovation Controls, LLC is involved in certain litigation arising in the ordinary course of business. After reviewing the litigation with legal counsel, management does not believe these claims have merit. Any resulting liability will be immaterial to the consolidated financial statements taken as a whole.

As discussed in Accounts and Notes Receivables above, Enovation Controls, LLC’s Hangzhou subsidiary pays certain suppliers located in China with notes receivable given to them by certain customers for payment of accounts receivable. These notes are banker’s acceptance drafts drawn on reputable Chinese banks which Enovation Controls, LLC’s Hangzhou subsidiary endorses as commercial paper and pays its suppliers using the notes in lieu of paying with cash. These notes are either held to maturity by the supplier, ranging from 90 to 180 days, or discounted for early payment at the supplier’s bank or the issuing bank. If the issuing bank should default on payment of these notes, the supplier would have recourse against Enovation Controls, LLC’s Hangzhou subsidiary as well as its customer. Likewise Enovation Controls, LLC’s Hangzhou subsidiary would have recourse against its customer. Enovation Controls, LLC’s Hangzhou subsidiary does not know if its suppliers have discounted any of these notes with the issuing bank. The total outstanding balance of notes Enovation Controls, LLC’s Hangzhou subsidiary has endorsed to its suppliers which have not yet reached their maturity date as of March 31, 2014 is approximately $774. Enovation Controls, LLC believes the risk of loss is remote and has not provided any reserve for losses for notes issued to its suppliers. Should the issuing banks default, Enovation Controls, LLC’s Hangzhou subsidiary supplier could seek recourse from Enovation Controls, LLC.

NOTE 11—SUBSEQUENT EVENTS

On June 30, 2014, Enovation Controls, LLC and its wholly-owned subsidiaries entered into a $110 million credit agreement with Bank of Oklahoma, as administrative agent, and various lenders party thereto, consisting of a $30 million term loan and an $80 million revolving credit facility, which includes a $10 million letter of credit subfacility. On the closing date of the credit agreement, Enovation Controls, LLC borrowed an aggregate of $85.5 million, consisting of the $30.0 million term loan and $55.5 million of loans under the revolving credit facility. The proceeds of these term loans were used to pay off existing debt of $24.4 million under the existing credit facility with Prosperity Bank, pay a $60 million distribution to the existing members of Enovation Controls, LLC, $0.6 million of financing expenses and the remainder is available for general working capital requirements.

Management has evaluated subsequent events through July 11, 2014, the date the consolidated financial statements were available to be issued. No additional subsequent events, other than those discussed above, were identified requiring additional recognition or disclosure in the accompanying consolidated financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses, other than the underwriting discounts and commissions payable by the registrant in connection with the sale of Class A Shares being registered. All amounts are estimates (except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the             listing fee).

SEC registration fee	$
FINRA filing fee
listing fee*		*
Blue Sky fees and expenses*		*
Printing and engraving expenses*		*
Legal fees and expenses*		*
Accounting fees and expenses*		*
Transfer agent and registrar fees and expenses*		*
Miscellaneous*		*

Total	$	*

*	To be furnished by amendment.

We will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our amended and restated certificate of incorporation states that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except for a breach of the duty of loyalty or acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. A director is also not exempt from liability for any transaction from which he or she derived an improper personal benefit, or for violations of Section 174 of the DGCL. To the maximum extent permitted under Section 145 of the DGCL, our amended and restated certificate of incorporation authorizes us to indemnify any and all persons whom we have the power to indemnify under the law.

Our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was our director or officer of us or is or was our director or officer serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. However, such indemnification is permitted only if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Indemnification is authorized on a case-by-case basis by (i) our board of directors by a majority vote of disinterested directors, (ii) a committee of the disinterested directors, (iii) independent legal counsel in a written opinion if (i) and (ii) are not available, or if disinterested directors so direct, or (iv) the stockholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on our behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

Prior to completion of this offering, we intend to enter into separate indemnification agreements with our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have not sold or granted unregistered securities in a transaction that was exempt from the registration requirements of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth in the EXHIBIT INDEX of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules: No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* (i) The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tulsa, State of Oklahoma, on                     , 2014.

ENOVATION CONTROLS, INC.

By:
Name:	Patrick W. Cavanagh
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Patrick W. Cavanagh and Dennis E. Bunday, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including any amendment hereto and any post-effective amendments) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

, 2014
Patrick W. Cavanagh	President and Chief Executive Officer (Principal Executive Officer) and Director

, 2014
Dennis E. Bunday	Chief Financial Officer (Principal Financial and Accounting Officer)

, 2014
Frank W. Murphy III	Executive Chairman and Director

, 2014
Kennon Guglielmo	Chief Technology Officer and Director

, 2014
Director

EXHIBIT INDEX

Exhibit	Description

1.1	Form of Underwriting Agreement*

2.1	Contribution Agreement, dated September 23, 2009, among EControls Group, Inc., EControls, LLC, Murphy Group, Inc., Murphy Industries, LLC and Global Controls & Instrumentation, LLC*

3.1	Form of Amended and Restated Certificate of Incorporation of Enovation Controls, Inc. (to be effective upon the closing of the offering)*

3.2	Form of Amended and Restated Bylaws of Enovation Controls, Inc. (to be effective upon the closing of the offering)*

4.1	Specimen Class A Common Stock certificate of Enovation Controls, Inc.*

4.2	Form of Registration Rights Agreement*

4.3	Form of Stockholders Agreement*

5.1	Opinion of Fulbright & Jaworski LLP (a member of Norton Rose Fulbright)*

10.1	Form of Second Amended and Restated Operating Agreement of Enovation Controls, LLC*

10.2	Form of Tax Receivable Agreement*

10.3	Form of Enovation Controls, Inc. 2014 Long-Term Incentive Plan*#

10.4	Form of Enovation Controls, Inc. 2014 Long-Term Incentive Plan Stock Option Agreement (Employees)*#

10.5	Form of Enovation Controls, Inc. 2014 Long-Term Incentive Plan Restricted Stock Agreement (Non-Employee Directors)*#

10.6	Form of Director Indemnification Agreement*

10.7	Credit Agreement, dated as of June 30, 2014, among Enovation Controls, LLC, BOKF, NA (d/b/a Bank of Oklahoma), as administrative agent, and the other lenders and guarantors named as a party thereto*

10.8	Lease Agreement, dated as of September 30, 2009, by and between Legacy Capital Group A Limited Partnership, as lessor, and Murphy Industries, LLC, as lessee, as amended by First Amendment to Lease Agreement, dated as of March 19, 2013, by and between Legacy Capital Group A Limited Partnership, as lessor, and Enovation Controls, LLC, as lessee, and Second Amendment to Lease Agreement, dated as of September 1, 2013, by and between Legacy Capital Group A Limited Partnership, as lessor, and Enovation Controls, LLC, as lessee*

10.9	Lease Agreement, dated as of August 1, 2013, by and between Goose Island LLC as lessor, and Enovation Controls, LLC, as lessee*

10.10	Lease Agreement, dated as of September 30, 2009, by and between Chesapeake Capital Group LP, as lessor, and Murphy Industries, LLC, as lessee, as amended by First Amendment to Lease Agreement, dated as of September 1, 2013, by and between Chesapeake Capital Group LP, as lessor, and Enovation Controls, LLC, as lessee*

10.11	Lease Agreement dated as of September 30, 2009, by and between Control and Instrumentation Holding Company, Ltd., as lessor, and EControls, LLC as lessee*

21.1	Subsidiaries of Enovation Controls, Inc.*

23.1	Consents of Grant Thornton LLP*

23.2	Consent of Fulbright & Jaworski LLP (a member of Norton Rose Fulbright) (included as part of Exhibit 5.1)*

24.1	Powers of Attorney (included on the signature page hereto)

*	To be filed by amendment
#	Indicates management contract or compensatory plan or arrangement